Exhibit 99.3

Nutrien

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

May 6, 2026

MESSAGE FROM OUR CHAIR

Russell Girling Chair of the Board

Dear Shareholder:

Nutrien plays a critical role in feeding a growing global population. We support farmers by providing reliable access to crop inputs and services, while operating safely, responsibly and efficiently.

Oversight of a large, global and operationally complex business requires focus, discipline and adaptability. 2025 was a defining year for Nutrien, with exceptional performance across all operating segments and an organization that is now leaner, more disciplined and better positioned than ever to deliver on its potential. On behalf of the Board, I would like to highlight two areas of progress last year that reflect how we are advancing our strategy and carrying out these responsibilities.

1. Consistent with our strategy, the Board oversaw targeted asset divestitures and disciplined capital allocation. These actions were guided by a clear assessment of strategic fit, returns and free cash flow contribution.

2. The Board established a stand-alone Safety Committee. Together with management, we are working to further embed safety across the organization through a multi-year plan focused on strengthening safety leadership, enhancing functional safety capability, improving the management of risks, and simplifying our management systems with an emphasis on human performance and continuous improvement.

As a shareholder of Nutrien Ltd., your investment and input helps to enable these efforts and our broader progress. We encourage you to participate in the annual meeting of shareholders and vote on the matters described in the Notice of Meeting and Management Proxy Circular. We also invite you to visit our website for additional information about the Company and share your perspectives through the engagement channels available to you.

Thank you for your continued support and investment in Nutrien.

Yours sincerely,

Russell Girling,

Chair of the Board

March 18, 2026

2   Nutrien AGM Circular 2026

NOTICE OF MEETING

As someone who owned Nutrien Ltd. (“Nutrien”) shares as of close of business on March 18, 2026 (the record date), management is soliciting your proxy for the annual general meeting on Wednesday, May 6, 2026, at 1:30 p.m. Central Standard Time. The following items of business will be covered at the meeting:

Items of business

1.	Receive our audited annual consolidated financial statements and the auditor’s reports thereon for the year ended December 31, 2025;

2.	Elect the directors;

3.	Re-appoint the auditor for the 2026 financial year;

4.	Vote on a non-binding advisory basis on a resolution to accept Nutrien’s approach to executive compensation; and

5.	Transact any other business as may properly be brought before the meeting or any adjournment or postponement of the meeting.

For more details on the items of business, please see the accompanying management proxy circular.

How to participate

Shareholders will be able to participate in our annual meeting virtually via live webcast at

https://meetings.lumiconnect.com/400-282-047-677 (password: nutrien2026).

Who can vote/participate

Shareholders and proxyholders participating virtually will be able to make motions, raise points of order, submit questions and vote their shares while the meeting is being held. Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholders will be able to attend the meeting virtually as guests but will not be able to vote or submit questions at the meeting. Participants should allow plenty of time to log in and ensure that they can hear streaming audio prior to the start of the meeting.

Technical support can be accessed at support-ca@lumiglobal.com should shareholders (or their proxyholders) encounter any difficulties.

Your vote is important

The accompanying management proxy circular includes important information about the meeting and the voting process. Please read it carefully and remember to vote. Instructions on how to vote can be found under the “Voting Information – Administrative” section, starting on page 67.

Questions and assistance with voting

Find further information under the “Voting Information – Administrative” section, starting on page 67.

By Order of the Board of Directors

Noralee Bradley

Executive Vice President, External Affairs,

Chief Legal Officer and Corporate Secretary

March 18, 2026

Nutrien AGM Circular 2026   3

4   Nutrien AGM Circular 2026

Our Board	Our Company	Our Pay	Our Shareholders	Our Annual Meeting, Voting Information, Defined Terms, FAQs and Proxy Circular Reference Material	Schedules

OUR BOARD

To provide effective oversight, the Board believes it is important for directors to possess a well-rounded mix of relevant skills and experience. This encompasses industry expertise, a range of tenures, and diverse backgrounds and perspectives relevant to Nutrien’s global operations, facilitating constructive dialogue, and providing informed oversight of Nutrien’s risks and strategic direction. We believe the 12 director nominees this year collectively meet these criteria.

WHO WE ARE

About Our Nominees

CHRISTOPHER M. BURLEY

Director

Independent

Age: 64

Director since: 2018

Residence: Calgary, Alberta, Canada

Key skills and experience:

•

Finance/Audit

•

Mergers & Acquisitions

•

Strategy

Public issuer directorships during the last five years:

•

None

Christopher Burley brings extensive experience in investment banking at a leading global firm. In addition to his expertise in financial matters, his background enables him to advise the Board on strategic development, including evaluating opportunities and risks related to Nutrien’s mergers, acquisitions, and other strategic initiatives.

Leadership Experience and Service

•	Former Managing Director and Vice Chairman of Energy for Merrill Lynch Canada Inc.

•	Chairman of WestJet Airlines Ltd.

•	Member of the ICD Climate Strategy Advisory Board

Education and Certifications

•	B.Sc. (Geophysics) with Certificate of Honours Standing, Western University

•	MBA, Western University

•	ICD.D designation, Institute of Corporate Directors’ Directors Education Program

Board & Committee Membership	2025 Meeting Attendance

Board of Directors	5 of 5 (100%)

Audit Committee (Chair)	4 of 4 (100%)

CG&N Committee	4 of 4 (100%)

2025 Annual Meeting Results	Percentage (Number) of Votes Cast for Nominee

2025	98.02% (478,883,559)

Equity Ownership Interest(1)

Common Shares	17,000

Deferred Share Units	36,171

Total Value of Securities Held	$3,955,391

Director Equity Ownership Requirement ($930,000)(2)	✔

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Our Board	Our Company	Our Pay	Our Shareholders	Our Annual Meeting, Voting Information, Defined Terms, FAQs and Proxy Circular Reference Material	Schedules

MAURA J. CLARK

Director

Independent

Age: 67

Director since: 2018

Residence: New York, New York, United States

Key skills and experience:

•

Finance/Audit

•

Mergers & Acquisitions

•

Energy

Public issuer directorships during the last five years:

•

Newmont Corporation, a gold mining company (TSX, NYSE), 2020-present

•

Fortis Inc., an electric and gas utility company (TSX), 2015-present

•

Garrett Motion Inc., an automotive parts company (NYSE), 2018-2021(3)

Maura Clark brings extensive experience in strategic finance and has held senior leadership roles in retail energy and in oil refining and marketing in Canada and the U.S. Her vast experience, coupled with her knowledge and understanding of Nutrien’s business, provides a valuable perspective that is critical to the Board’s oversight of risks and strategy.

Leadership Experience and Service

•	Former President of Direct Energy Business, the commercial and industry energy business unit of Direct Energy L.P., a subsidiary of Centrica plc

•	Former Executive Vice President of North American Strategy and Mergers and Acquisitions for Direct Energy L.P.

•	Former Executive Vice President and Chief Financial Officer of Premcor Inc.

•	Director of Fortis Inc.

•	Director of Newmont Corporation

Education and Certifications

•	BA (Economics), Queen’s University

•	CPA

•	Completed Executive Education – Agribusiness Seminar, Harvard University

Board & Committee Membership	2025 Meeting Attendance

Board of Directors	5 of 5 (100%)

Safety Committee(6)	4 of 4 (100%)

HR&C Committee	5 of 5 (100%)

2025 Annual Meeting Results	Percentage (Number) of Votes Cast for Nominee

2025	98.88% (483,085,149)

Equity Ownership Interest(1)

Common Shares	5,230

Deferred Share Units	32,381

Total Value of Securities Held	$2,797,882

Director Equity Ownership Requirement ($930,000)(2)	✔

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Our Board	Our Company	Our Pay	Our Shareholders	Our Annual Meeting, Voting Information, Defined Terms, FAQs and Proxy Circular Reference Material	Schedules

RUSSELL K. GIRLING

Director

Independent

Age: 63

Director since: 2018

Residence: Calgary, Alberta, Canada

Key skills and experience:

•

Senior Leadership

•

Operations

•

Strategy

Public issuer directorships during the last five years:

•

Suncor Energy Inc., an energy company (TSX, NYSE), 2021-present

Russ Girling brings deep experience in leading major energy and infrastructure enterprises. His long-time chief executive experience at a leading Canadian company with global operations uniquely positions him to work collaboratively and constructively with our executive team and provides the Board with important perspective and enhances its oversight of strategy and long-term value creation.

Leadership Experience and Service

•	Former President and Chief Executive Officer of TransCanada Pipelines Limited and TC Energy Corporation

•	Chair of Suncor Energy Inc.

•	Former director of the American Petroleum Institute, the Business Council of Canada and the Business Council of Alberta

•	Former member of the U.S. National Petroleum Council and the U.S. Business Roundtable

Education and Certifications

•	B.Comm., University of Calgary

•	MBA (Finance), University of Calgary

•	ICD.D designation, Institute of Corporate Directors’ Directors Education Program

Board & Committee Membership	2025 Meeting Attendance

Board of Directors (Chair)	5 of 5 (100%)

2025 Annual Meeting Results	Percentage (Number) of Votes Cast for Nominee

2025	96.64% (472,141,473)

Equity Ownership Interest(1)

Common Shares	13,780

Deferred Share Units	181,327

Total Value of Securities Held	$14,514,010

Director Equity Ownership Requirement ($930,000)(2)	✔

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Our Board	Our Company	Our Pay	Our Shareholders	Our Annual Meeting, Voting Information, Defined Terms, FAQs and Proxy Circular Reference Material	Schedules

MICHAEL J. HENNIGAN

Director

Independent

Age: 66

Director since: 2022

Residence: Malvern, Pennsylvania, United States

Key skills and experience:

•

Senior Leadership

•

Strategy

•

Energy

Public issuer directorships during the last five years:

•

The Cigna Group, a healthcare and insurance company (NYSE), 2025-present

•

Marathon Petroleum Corporation (NYSE) and its subsidiary, MPLX GP LLC, the general partner of MPLX LP (NYSE), a downstream energy company and a midstream energy company, 2020-2025

Michael Hennigan brings extensive senior leadership experience in large-scale manufacturing, energy markets, logistics and infrastructure environments. His career experience in a variety of roles throughout the value chain, including his previous role as President and Chief Executive Officer of a complex large cap company, provides the Board with valuable insights into safety, capital allocation, risk management and value creation throughout the commodity cycle.

Leadership Experience and Service

•	Former Executive Chairman and President and Chief Executive Officer of Marathon Petroleum Corporation

•	Former Executive Chairman and Chairman, President and Chief Executive Officer of MPLX LP

•	Director of The Cigna Group

•	Former director of Andeavor Logistics LP, Energy Transfer Partners LP, Niska Gas Storage Management LLC, Philadelphia Energy Solutions LLC and SunCoke Energy Inc.

Education and Certifications

•	B.Sc. (Chemical Engineering), Drexel University

Board & Committee Membership	2025 Meeting Attendance

Board of Directors	5 of 5 (100%)

CG&N Committee	4 of 4 (100%)

Audit Committee(7)	2 of 2 (100%)

Safety Committee(6)(7) (Chair)	2 of 2 (100%)

2025 Annual Meeting Results	Percentage (Number) of Votes Cast for Nominee

2025	96.21% (470,040,678)

Equity Ownership Interest(1)

Common Shares	5,000

Deferred Share Units	19,192

Total Value of Securities Held	$1,799,643

Director Equity Ownership Requirement ($930,000)(2)	✔

8   Nutrien AGM Circular 2026

Our Board	Our Company	Our Pay	Our Shareholders	Our Annual Meeting, Voting Information, Defined Terms, FAQs and Proxy Circular Reference Material	Schedules

MIRANDA C. HUBBS

Director

Independent

Age: 59

Director since: 2018

Residence: Toronto, Ontario, Canada

Key skills and experience:

•

Finance/Audit

•

Mergers & Acquisitions

•

Risk Management

Public issuer directorships during the last five years:

•

Imperial Oil Limited, a petroleum company (TSX, NYSE), 2018-present

Miranda Hubbs brings a wealth of financial, sustainability and executive and board experience, including strong governance and investor-related insight. Her background in institutional asset management and board leadership informs a disciplined approach to risk and strategy, enhancing the Board’s capacity for effective oversight and long-term value preservation and creation.

Leadership Experience and Service

•	Former Executive Vice President and Managing Director of McLean Budden Ltd.

•	Lead Director of Imperial Oil Limited

•	Director of the Public Sector Pension Investment Board

•	Chair of the Canadian Investment Regulatory Organization

•	Member of the ICD Climate Strategy Advisory Board

•	Member of the Global Risk Institute Sustainable Finance Advisory Committee

•	Chair of the Canadian Red Cross

Education and Certifications

•	B.Sc. (Biology), Western University

•	MBA, Schulich School of Business at York University

•	CFA Charterholder

•	SASB FSA credential holder

•	NYU Law-Nasdaq Center for Board Excellence Cyber Scholar Certificate

•	CERT certificate in Cybersecurity Oversight, the Software Engineering Institute at Carnegie Mellon University

•	Completed Reconciliation Education Advancing Re(al)conciliation Course, First Nations University

Board & Committee Membership	2025 Meeting Attendance

Board of Directors	5 of 5 (100%)

HR&C Committee(7)	3 of 3 (100%)

Audit Committee(7)	2 of 2 (100%)

Safety Committee(6)(7)	2 of 2 (100%)

CG&N Committee(7)	2 of 2 (100%)

2025 Annual Meeting Results	Percentage (Number) of Votes Cast for Nominee

2025	98.20% (479,762,962)

Equity Ownership Interest(1)

Common Shares	1,000

Deferred Share Units	41,461

Total Value of Securities Held	$3,158,674

Director Equity Ownership Requirement ($930,000)(2)	✔

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Our Board	Our Company	Our Pay	Our Shareholders	Our Annual Meeting, Voting Information, Defined Terms, FAQs and Proxy Circular Reference Material	Schedules

RAJ S. KUSHWAHA

Director

Independent

Age: 58

Director since: 2021

Residence: Sunny Isles Beach, Florida, United States

Key skills and experience:

•

Mergers & Acquisitions

•

Innovation/Technology & Security (including Cybersecurity Oversight and AI)

•

Human Resources & Compensation

Public issuer directorships during the last five years:

•

Cyren Ltd., an information security technology company (NASDAQ), 2018-2022

Raj Kushwaha brings deep experience in leading large scale digital transformations, building commercial grade SaaS software platforms, and managing Fortune 500 companies and entrepreneurial late-stage ventures. His expertise in technology and innovation provides a strong resource for the Board as we continue to strategically leverage technology within our business.

Leadership Experience and Service

•	Managing Director and Chief Digital Officer, Co-Head of Value Creation of Warburg Pincus LLC

•	Former senior management at Zimmer Holdings Inc., Dell Computer Corporation, PepsiCo, Inc., First Data Corporation, Cummins Engine Company and Safeway, Inc.

•	Director of Arise Virtual Solutions Inc.

•	Member of the Technology Advisory Committee of the Boards of Trustees of Mount Sinai

•	Former director of Encora Inc. and Cyren Ltd.

Education and Certifications

•	B.Sc. (Electrical Engineering), Jai Narain Vyas University

•	MS (Management of Technology), Massachusetts Institute of Technology

•	MBA, University of Wisconsin at Madison

•	Completed Advanced Management Program, Harvard University

•	National Association of Corporate Directors Directorship Certification

Board & Committee Membership	2025 Meeting Attendance

Board of Directors	5 of 5 (100%)

HR&C Committee(7)	3 of 3 (100%)

Audit Committee(7)	2 of 2 (100%)

Safety Committee(6)(7)	2 of 2 (100%)

CG&N Committee(7)	2 of 2 (100%)

2025 Annual Meeting Results	Percentage (Number) of Votes Cast for Nominee

2025	98.88% (483,085,149)

Equity Ownership Interest(1)

Common Shares	600

Deferred Share Units	13,254

Total Value of Securities Held	$1,030,599

Director Equity Ownership Requirement ($930,000)(2)	✔

10  Nutrien AGM Circular 2026

Our Board	Our Company	Our Pay	Our Shareholders	Our Annual Meeting, Voting Information, Defined Terms, FAQs and Proxy Circular Reference Material	Schedules

CONSUELO E. MADERE

Director

Independent

Age: 65

Director since: 2018

Residence: Destin, Florida, United States

Key skills and experience:

•

Agri-Business

•

International Business

•

Operations

Public issuer directorships during the last five years:

•

Lindsay Corporation, an agriculture irrigation and transportation infrastructure company (NYSE), 2018-present

•

S&W Seed Company, an agriculture seed company (NASDAQ), 2018-2022

Consuelo Madere’s extensive experience in the agri-business sector and significant global operations experience brings a unique global perspective to the Board. Ms. Madere has chaired the Nomination and Governance committee of two other public company boards and has both management consulting and executive coaching experience.

Leadership Experience and Service

•	Former President and Founder of Proven Leader Advisory, LLC

•	Former Vice President, Global Vegetables and Asia Commercial of Monsanto Company

•	Director of Lindsay Corporation

•	Former director of S&W Seed Company

•	Emeritus member of the Dean’s Advisory Council at the Louisiana State University Ogden Honors College

Education and Certifications

•	B.Sc. (Chemical Engineering), Louisiana State University

•	MBA, University of Iowa

•	National Association of Corporate Directors Board Leadership Fellow

•	CERT certificate in Cybersecurity Oversight, the Software Engineering Institute at Carnegie Mellon University

Board & Committee Membership	2025 Meeting Attendance

Board of Directors	5 of 5 (100%)

CG&N Committee (Chair)	4 of 4 (100%)

Audit Committee	4 of 4 (100%)

2025 Annual Meeting Results	Percentage (Number) of Votes Cast for Nominee

2025	98.17% (479,616,395)

Equity Ownership Interest(1)

Common Shares	6,600

Deferred Share Units	19,394

Total Value of Securities Held	$1,933,694

Director Equity Ownership Requirement ($930,000)(2)	✓

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Our Board	Our Company	Our Pay	Our Shareholders	Our Annual Meeting, Voting Information, Defined Terms, FAQs and Proxy Circular Reference Material	Schedules

KEITH G. MARTELL

Director

Independent

Age: 63

Director since: 2018

Residence: Eagle Ridge, Saskatchewan, Canada

Key skills and experience:

•

Finance/Audit & Risk

•

Public Policy & External Relations

•

Human Resources & Compensation

Public issuer directorships during the last five years:

•

Toronto-Dominion Bank, a financial services provider (TSX, NYSE), 2023-present

Keith Martell brings to our Board a valuable perspective on public policy and external relations-related matters, as well as significant experience in effectively supporting Indigenous business engagements. The Board also benefits from the extensive financial background he has developed throughout his career serving various financial institutions, including as Chief Executive Officer of a Canadian chartered bank.

Leadership Experience and Service

•	Former President and Chief Executive Officer of First Nations Bank of Canada

•	Director of Toronto-Dominion Bank and University of Saskatchewan Properties Investment Inc.

•	Former director of the Canadian Chamber of Commerce, Public Sector Pension Investment Board of Canada, and The North West Company Inc.

•	Governor of the University of Saskatchewan

•	Former trustee of the National Indian Brotherhood Trust

Education and Certifications

•	B.Comm., University of Saskatchewan

•	Honorary Doctorate of Laws, University of Saskatchewan

•	CPA

Board & Committee Membership	2025 Meeting Attendance

Board of Directors	5 of 5 (100%)

Safety Committee(6)	4 of 4 (100%)

2025 Annual Meeting Results	Percentage (Number) of Votes Cast for Nominee

2025	98.94% (483,378,283)

Equity Ownership Interest(1)

Common Shares	4,300

Deferred Share Units	38,874

Total Value of Securities Held	$3,211,714

Director Equity Ownership Requirement ($930,000)(2)	✓

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Our Board	Our Company	Our Pay	Our Shareholders	Our Annual Meeting, Voting Information, Defined Terms, FAQs and Proxy Circular Reference Material	Schedules

AARON W. REGENT

Director

Independent

Age: 60

Director since: 2018

Residence: Toronto, Ontario, Canada

Key skills and experience:

•

Mining & Exploration

•

Senior Leadership

•

Strategy

Public issuer directorships during the last five years:

•

The Bank of Nova Scotia, a financial services provider (TSX, NYSE), 2013-present

Aaron Regent brings extensive experience in senior leadership and strategy to our Board. His tenure as a longtime global mining executive, and as an executive or board member of leading asset management and financial institutions, assists the Board in identifying and assessing a variety of risks faced by, and opportunities available to, Nutrien.

Leadership Experience and Service

•	Founder, Chairman and Chief Executive Officer of Magris Performance Materials Inc.

•	Former President and Chief Executive Officer of Barrick Gold Corporation, Senior Managing Partner of Brookfield Asset Management, Co-Chief Executive Officer of the Brookfield Infrastructure Group and President and Chief Executive Officer of Falconbridge Limited

•	Chair of The Bank of Nova Scotia

•	Director of C.D. Howe Institute

•	Former board member of Plan International Canada

•	Co-Founder and Co-Chair of Mining4Life

•	Former Governor of the Trails Youth Initiatives

Education and Certifications

•	BA (History), Western University

•	Designated fellow, Chartered Professional Accountants (Ontario)(4)

Board & Committee Membership	2025 Meeting Attendance

Board of Directors	5 of 5 (100%)

Audit Committee	4 of 4 (100%)

HR&C Committee (Chair)	5 of 5 (100%)

2025 Annual Meeting Results	Percentage (Number) of Votes Cast for Nominee

2025	97.21% (474,926,248)

Equity Ownership Interest(1)

Common Shares	23,820

Deferred Share Units	64,086

Total Value of Securities Held	$6,539,327

Director Equity Ownership Requirement ($930,000)(2)	✓

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Our Board	Our Company	Our Pay	Our Shareholders	Our Annual Meeting, Voting Information, Defined Terms, FAQs and Proxy Circular Reference Material	Schedules

KEN A. SEITZ

Director

Non-Independent

Age: 56

Director since: 2022

Residence: Saskatoon, Saskatchewan, Canada

Key skills and experience:

•

International Business

•

Strategy

•

Agri-Business

Public issuer directorships during the last five years:

•

Source Energy Services Ltd., an oilfield services company (TSX)(5), 2018-2022

Ken Seitz brings over 25 years of global management experience working across more than 60 countries, with an extensive background in agriculture and mining. His deep experience in global agriculture and strong connections within the industry provide the Board with valuable perspective on global market trends and operational strategy.

Leadership Experience and Service

•	President and Chief Executive Officer at Nutrien

•	Former Executive Vice President and Chief Executive Officer of Potash at Nutrien

•	Former President and Chief Executive Officer of Canpotex Limited

•	Chair and Director of the International Fertilizer Association and Director of The Fertilizer Institute

Education and Certifications

•	B.Sc. (Agriculture), University of Saskatchewan

•	B.Eng., University of Saskatchewan

•	MBA, University of Saskatchewan

•	Professional Engineer, the Association of Professional Engineers and Geoscientists of Saskatchewan

•	Professional Agrologist, the Saskatchewan Institute of Agrologists

•	Certificate in Management, the Stern School of Business at New York University

Board & Committee Membership	2025 Meeting Attendance

Board of Directors	5 of 5 (100%)

2025 Annual Meeting Results	Percentage (Number) of Votes Cast for Nominee

2025	99.52% (486,211,914)

Equity Ownership Interest

For details regarding Mr. Seitz’s equity ownership, see page 48.

14  Nutrien AGM Circular 2026

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NELSON L.C. SILVA

Director

Independent

Age: 70

Director since: 2020

Residence: Cascais, Portugal

Key skills and experience:

•

International Business

•

Energy

•

Distribution

Public issuer directorships during the last five years:

•

Compass Group PLC, a multinational contract food service company (LON), 2015-2025

Nelson Silva brings extensive international experience to the Board with a strong focus on South America and Brazil. This experience provides important perspective for the Board, including as Nutrien executes its margin improvement plan in Brazil.

Leadership Experience and Service

•	Advisor to Appian Capital Advisory LLP, HSB Solomon Associates LLC and McLaren Racing

•	Former Executive Director of Petróleo Brasileiro S.A., Chief Executive Officer of BG Group in South America, President of the Aluminum business unit at BHP Billiton, Sales and Marketing Director at Vale, Managing Director of Embraer Europe, Chief Executive Officer of All Logistica, and Non-Executive Director of Cosan Limited

•	Former Non-Executive Director of Compass Group PLC and Altera Infrastructure L.P.

Education and Certifications

•	Bachelor of Naval Architecture, Universidade de São Paulo

Board & Committee Membership	2025 Meeting Attendance

Board of Directors	5 of 5 (100%)

HR&C Committee	5 of 5 (100%)

Safety Committee(6)	3 of 4 (75%)

2025 Annual Meeting Results	Percentage (Number) of Votes Cast for Nominee

2025	98.91% (483,231,716)

Equity Ownership Interest(1)

Common Shares	815

Deferred Share Units	14,103

Total Value of Securities Held	$1,109,750

Director Equity Ownership Requirement ($930,000)(2)	✓

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Our Board	Our Company	Our Pay	Our Shareholders	Our Annual Meeting, Voting Information, Defined Terms, FAQs and Proxy Circular Reference Material	Schedules

CAROLYN M. TASTAD

Director

Independent

Age: 64

Director since: N/A

Residence: Ojai, California, United States

Key skills and experience:

•

Senior Leadership

•

Strategy

•

Retail Business

Public issuer directorships during the last five years:

•

Kellogg Company, a multinational food manufacturing company (NYSE), 2015-2023

•

Kellanova, a multinational food company (NYSE), 2023-2025

Carolyn Tastad brings proven experience in executive leadership and expertise in large-scale operations, corporate governance, and compensation oversight. With decades of experience in leading complex global businesses and driving operational and organizational transformation, she enhances the Board’s capacity to oversee strategy development and cross-regional execution.

Leadership Experience and Service

•	Former Chief Executive Officer, Health Care; Group President, North America; Global Sales Officer; Vice President, Global Market Strategy and Planning; Vice President, P&G Prestige; Vice President, Gillette Integration; and Vice President, Customer Business Development, Canada of The Proctor and Gamble Company

•	Former Chair of the Board of Trustees of 3CDC (Cincinnati Center City Development Corporation)

•	Former Vice-Chair of the Board of Directors of Consumer Brands Association

•	Former member of the Board of Trustees of the Cincinnati Museum Center

Education and Certifications

•	B.Comm., University of Saskatchewan

Board & Committee Membership	2025 Meeting Attendance

Board of Directors	N/A

2025 Annual Meeting Results	Percentage (Number) of Votes Cast for Nominee

2025	N/A

Equity Ownership Interest(1)

Common Shares	Nil

Deferred Share Units	Nil

Total Value of Securities Held	Nil

Director Equity Ownership Requirement ($930,000)(2)	N/A

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Notes:

1	As of March 5, 2026 and based on Nutrien’s closing share price on the NYSE on March 5, 2026 of $74.39.

2

See page 33 for more information on our director’s equity ownership requirements. Directors have five years to comply with equity ownership requirements. Nutrien considers the requirement met if the target is achieved on a prorated basis. Amounts reported include DSUs credited as dividend equivalents.

3

Ms. Clark served as a director of Garrett Motion Inc. (Garrett Motion) from October 2018 until April 2021. In September 2020, Garrett Motion and certain affiliated companies filed voluntary petitions under Chapter 11 of Title 11 of the United States Bankruptcy Code. On April 30, 2021, Garrett Motion announced that it emerged from its Chapter 11 proceedings, successfully completing the restructuring process and implementing the plan of reorganization that was confirmed by the United States Bankruptcy Court for the Southern District of New York on April 23, 2021.

4	Mr. Regent is not and has never been employed by the Corporation’s current auditor.

5

Mr. Seitz served as a director of Source Energy Services Ltd. from May 2018 until January 2022. In December 2020, Source Energy Services Ltd. announced the successful completion of its recapitalization transaction pursuant to a corporate plan of arrangement under the Canada Business Corporations Act, which enabled Source Energy Services Ltd. to address its liquidity challenges and restructure its near-term debt.

6

In August 2025, oversight of topics that were previously under the category of “sustainability” including risks and opportunities to maintain or enhance the ability of the Corporation to create value over the long-term (including oversight of climate-related risks), cybersecurity, and data governance was transitioned to the CG&N Committee from the Safety & Sustainability Committee. In connection with this, the Safety and Sustainability Committee was renamed the Safety Committee.

7

Mr. Hennigan served on the Audit Committee from January 1, 2025 to May 7, 2025 and subsequently served on the Safety Committee (formerly the S&S Committee) from May 7, 2025 onward; and both Ms. Hubbs and Mr. Kushwaha served on both the Safety Committee (formerly the S&S Committee) and the HR&C Committee from January 1, 2025 to May 7, 2025 and subsequently served on both the Audit Committee and the CG&N Committee from May 7, 2025 onward.

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HOW WE ARE SELECTED, ELECTED, COMPRISED AND EVALUATED

Director Identification and Selection

This year, 12 candidates are listed in this circular for election to the Board for a one-year term that expires at the next annual meeting. One of the 12 candidates, Carolyn Tastad, is a new director candidate who has been actively recruited for her unique skills, perspectives and experience, including senior leadership, strategy and retail expertise. We believe that each nominee will be able to serve as a director and has the right skills, perspectives and experience necessary for effective oversight and decision-making.

A lot of thought, planning, and work go into identification, recruitment, and selection of Nutrien’s director candidates. The CG&N Committee has primary responsibility, reporting to the full Board, to annually:

•	Review and update, as appropriate, the Board competencies and skills matrix, taking into account the Corporation’s strategic plan and the needs of the Board.

•	Review the overall Board composition in consideration of and in light of any changes to:

•	The Board skills matrix

•	The Corporation’s strategic and human capital needs and opportunities
•	The Board’s governance needs

•	Individual director’s age, status, roles, suitability and independence

•	Overall Board and individual director’s tenure and service or refreshment expectations

•	Legal and regulatory considerations

These efforts help the CG&N Committee develop a list each year of suitable director nominees whom the Board chair, CEO, certain committee chairs and other directors may then interview, and for whom the Corporation conducts background and conflict checks. The CG&N Committee chair regularly reports to the Board on these processes and their progress. For 2025, these processes yielded directors reflecting a wide range of tenures, ages, backgrounds, attributes and countries of origin and residence as shown in each director’s summary and the accompanying charts.

Board Composition(1)

1	Board composition is based on our 12 nominees, except Average Board Tenure, which excludes Ms. Tastad.

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Board Skills Matrix

Skills and Experience
Senior Leadership Experience as a CEO or CFO or similar position for a large listed or private organization		✓	✓	✓				✓	✓	✓	✓	✓

Health & Workplace Environment

Experience with direct control, accountability and responsibility for health and workplace environment and culture, including managing relevant reporting or information systems controls

			✓						✓	✓		✓

Human Resources & Compensation

Experience in engaging, developing, and retaining talent, leadership continuity succession planning, inclusion, compensation programs and management of compensation-related risks

		✓	✓		✓	✓	✓	✓	✓	✓	✓	✓

Innovation/Technology & Security (including Cybersecurity Oversight and AI)

Experience and education in digital technology tools and related platforms and data governance to enhance business operations, products, services, solutions and data quality and security

	✓		✓		✓	✓						✓
International Business Experience in managing global operations or ex-North America background and experience			✓				✓		✓	✓	✓	✓
Operations (including Safety) Experience with direct operations, including operational optimization, safety and environmental performance			✓	✓		✓	✓		✓	✓	✓	✓
Public Policy & External Relations Regulatory, political, legal and/or public policy experience including private sector, regulatory body and government relations		✓	✓		✓			✓	✓		✓	✓
Strategy Experience with and responsibilities for the development and implementation of business growth and optimization strategies	✓	✓	✓		✓	✓	✓	✓	✓	✓	✓	✓

Risk Management

Experience with and direct responsibility for evaluating and managing the risks (including climate) faced by an organization, including corporate practices that maintain or enhance the ability to create value over the long-term

	✓	✓	✓		✓	✓	✓	✓	✓		✓	✓
Agri-Business Experience related to agriculture markets, regulatory landscape and business environments							✓	✓		✓
Distribution Logistics, transportation and distribution experience			✓			✓	✓				✓	✓

Finance/Audit

Experience as a professional accountant, corporate controller, investment banker or financial-services professional with respect to a financial, audit or treasury function with an understanding of and responsibility for financial transactions, financial reporting matters and corporate finance

	✓	✓	✓		✓			✓	✓
Mergers & Acquisitions Experience in executing mergers, acquisitions, integrations or other business combinations and transactions	✓	✓	✓		✓	✓			✓	✓	✓	✓
Mining & Exploration Experience with the mining and exploration industry, including technical expertise		✓	✓						✓	✓	✓
Energy Experience with the energy industry, including technical expertise	✓	✓	✓	✓	✓					✓	✓
Retail Business Experience working with a retailer or distributor of products, services or solutions		✓				✓	✓	✓			✓	✓

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Board Independence Standards

Each director’s independence is assessed annually against the independence standards set out in the NYSE Listing Standards, Canadian securities laws relating to governance practices and audit committees and our Corporate Governance Framework. For these purposes, “independent” means the director does not have a direct or indirect relationship with the Corporation which could, in the view of the Board, be reasonably expected to interfere with the exercise of the director’s independent judgment and is not otherwise deemed under applicable U.S. or Canadian securities laws or stock exchange rules to be non-independent. Board committee members must also satisfy any additional requirements prescribed under applicable U.S. or Canadian laws and stock exchange rules.

The Board has determined that all of the proposed nominees except Mr. Seitz meet the Board independence standards described above. Mr. Seitz is not independent because he is our President and CEO. Mr. Martell had previously been deemed non-independent, effective January 1, 2023, as a result of technical deeming provisions under applicable securities laws. Due to a change in Mr. Martell’s circumstances, he is no longer deemed to have a material relationship with Nutrien and was otherwise determined by the Board to be “independent” for purposes of the Board independence standards described above.

Board Tenure

Under the Board’s Corporate Governance Framework, a director’s retirement age is generally 72 years; however, the Board may request a director stand for election past such retirement age.

The Board uses its performance evaluations, retirement policy and director succession planning to achieve board-appropriate refreshment, obviating the need for a director tenure limit and enabling the Board’s composition to reflect the value of both “fresh perspectives” and long-term experience.

Board Interlocks and Overboarding

Under the terms of the Corporate Governance Framework, a board interlock arises when two of the Corporation’s directors serve together on the board of another public company, and there shall be no more than two board interlocks at any given time. As of the date of this circular, there are no board interlocks among Board members.

The Corporate Governance Framework limits the number of public company boards on which our directors and executive officers should serve. The CEO should not serve on the board of more than one other public company. The

CEO should not serve on the board of any other company where the CEO of that other company serves on Nutrien’s Board. Directors (other than the CEO) who are employed as chief executive officers, or in other senior executive positions of another public company on a full-time basis, should not serve on any public company board other than the board of their employer and Nutrien’s Board. Other directors should not serve on more than three boards of public companies, in addition to Nutrien’s Board. No director serves on more than three boards of public companies in addition to Nutrien’s Board. Directors are expected to notify the Board and CG&N Committee chairs before accepting an invitation to serve on another public company board, to allow the chairs to reasonably assess whether the additional responsibilities will compromise the director’s availability and capacity to fulfill his or her commitment to the Board, and whether any real or apparent conflict of interest will result. Executive officers must obtain the approval of Nutrien’s CEO before accepting an invitation to serve on a public company board.

Director Orientation and Continuing Education

The CG&N Committee is responsible for the orientation and continuing education of directors regarding our business, our industry, the evolving world in which we operate, changing governance and regulatory expectations, and on how to be an effective director. The CG&N Committee, with support from our Corporate Secretary, regularly solicits input from stakeholders, directors and members of management with respect to key education priorities for the Board.

Our orientation program is tailored to the skills, experience, education, knowledge and needs of each new director and consists of a combination of written materials, one-on-one meetings with senior management, site visits and other briefings and training as appropriate. Current directors may also participate in the orientation program to augment their knowledge or to re-familiarize themselves with the Corporation’s facilities through the site visits. As part of the orientation program, the Code of Conduct is reviewed and affirmed by each new director, and all directors affirm annually.

Our continuing education program is designed to advance and keep current directors’ knowledge of our business, industry, regulatory environment, board and corporate governance matters, technology, environmental and human capital shifts. It includes sessions with external experts and attendance at leading governance and sector conferences.

In addition to full Board or committee educational sessions, please see “Schedule D – Board Orientation and Continuing Education” for Board orientation or education meetings attended by the directors.

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Board, Committee and Individual Director Performance Evaluations

The CG&N Committee is responsible for developing and implementing the Board, committee and individual director performance evaluation programs. The CG&N Committee has adopted a structured performance evaluation program, under the Board chair’s oversight with the involvement of external advisors, including the use of an external governance advisory firm as facilitator. The objective of the performance evaluation program is to improve Board, committee and individual director performance and effectiveness and to provide the Board chair and the Committee with information concerning possible changes to Board and committee composition, practices, areas of focus and development, as well as to provide individual directors information concerning their individual performance, including in their role as a chair, as applicable. Our annual process in 2025 was facilitated by an external governance advisory firm and included the components summarized in the following table:

Review of	By	Action

Whole Board	All Directors and Senior Management	• Board members complete a questionnaire evaluating the Board’s performance • Relevant members of senior management provide feedback on the Board’s performance

Board Chair	All Directors	• Board members complete a questionnaire evaluating the Board chair’s performance

Board Committees	Committee Members and Senior Management	• Committee members complete a questionnaire evaluating committee performance • Relevant members of senior management provide feedback on committee performance

Committee Chairs	Committee Members	• Committee members provide feedback evaluating committee chair performance

Individual Directors	All Directors	• Addressed during one-on-one interviews of each director by the Board chair

Board Refreshment

Nutrien’s Board chair, committee chair and committee member refreshment practices are guided by its Chair and Committee Rotation Guidelines, which acknowledge that regular rotation of the Board chair’s, committee chairs’ and committee members’ responsibilities among directors is part of an effective board renewal policy. These non-mandatory guidelines provide for the Board to pay particular consideration to rotating the Board chair following a five- to seven-year term, committee chairs following a three- to five-year term, and committee members following a three- to five-year term. While the Board generally evaluates committee membership in these timeframes, it has not instituted a strict rotation schedule as there may be reasons to keep a certain director on a committee for a longer period, such as realizing the benefits of the specific qualifications and experience of a particular member. Any changes are made by the Board after taking into account the recommendations of the Board chair and the CG&N Committee.

In 2025, the Board, under the direction of the CG&N Committee, undertook targeted committee refreshment to strengthen alignment between committee oversight responsibilities and the Corporation’s evolving strategy and risk profile. This included a refresh of committee membership and responsibilities, as well as a governance realignment on safety and sustainability topics. These changes were informed by the Board’s ongoing evaluation of committee composition, tenure, skills and independence, and were intended to enhance effectiveness while maintaining appropriate continuity.

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HOW WE GOVERN AND ARE GOVERNED

Here are highlights of some of the governance practices that contribute to our efforts to establish strong oversight and a culture of integrity throughout the organization, including those related to:

•	Board governance

•	Corporate governance

•	Compensation governance

•	Strategic and risk oversight governance

•	Executive and CEO succession governance, and

•	Talent succession planning, inclusion and human capital governance.

See Nutrien’s website at www.nutrien.com for more information about our governance policies, including our Corporate Governance Framework, Code of Conduct and Board chair position description.

Board Governance

•	Eleven of 12 nominees are independent, no board interlocks

•	33% of nominees identify as female, 8% as Indigenous and 8% as a visible minority

•	All committee members are independent

•	Annual Board, committee and individual director evaluations

•	Board orientation and education programs

•	Our Code of Conduct and Supplier Codes of Conduct

•	In camera/executive sessions at every Board and committee meeting

•	Audit Committee whistleblower procedures

•	Written Board chair, committee chair and CEO position descriptions

•	Chair and Committee Rotation Guidelines

Corporate Governance/Shareholder Rights

•	Annual, individual director elections

•	Annual advisory “Say on Pay” vote

•	Active shareholder engagement

•	Advance Notice Bylaw

Compensation Governance

•	Director equity ownership requirement of 3x Board retainer

•	Executive equity ownership requirements:

•	6x base salary for President and CEO including one year post-retirement

•	1.5x – 3x base salary for Executive Vice Presidents

•	Recoupment and Supplemental Recoupment Policy

•	Prohibition on hedging, including against equity ownership requirements

•	Board has secured independent compensation advice

•	Double trigger change in control provisions

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Board Risk Oversight

Our Board is responsible for overseeing risk management at Nutrien. Our Board exercises risk management oversight, directly and indirectly, through its committees, that oversee our Executive Leadership Team in understanding the principal risks to our business and strategy. We are activating integration of risk management into key decision-making processes and strategy. By considering risk throughout our business, we are aligning our strategy with our vision and effectively managing the risks that could have a material impact on our ability to deliver our strategy. Risks are evaluated individually and collectively at the management level to fully understand Nutrien’s risk landscape and identify interdependencies between risks.

The Board and its committees have specific focus areas and mandates on how we identify and manage our principal business topics and risks. More information can be found in Nutrien’s Board and committee charters at www.nutrien.com.

Nutrien’s significant enterprise-wide risks are reviewed with the Audit Committee mid-year and by the Board at least annually.

Board/Board Committee	Oversight Includes the Following Business Topics or Risk Areas

Board of Directors	Corporate strategy Capital allocation Overall safety, health, environmental and security matters	Overall risk management CEO compensation and overall human resources and compensation Overall corporate governance and compliance

Safety Committee(1)	Health and safety risks Crisis and emergency response management Incident reporting and response	Environmental risks Process safety and operational integrity Regulatory and compliance risk Safety culture and performance

Audit Committee	Accounting and financial reporting Internal controls & disclosure controls Internal audit External audit	Whistleblower, ethics and compliance Financial risk management program Enterprise risk management program

Corporate Governance & Nominating Committee(1)	Corporate governance Board composition Director compensation Director orientation and continuing education Stakeholder and Indigenous relations

Board evaluation

Activities that maintain or enhance the ability to create value over the long-term (including oversight of climate-related risks and opportunities)

Cybersecurity and data governance

Related party transactions(2)

Human Resources & Compensation Committee	Executive compensation and compensation philosophy Incentive plan design and performance metrics Succession planning Talent management and leadership development Learning and development	Human capital management, including the Corporation’s Indigenous Strategy as it relates to Indigenous employment and human resources

Notes:

1

In August 2025, oversight of topics that were previously under the category of “sustainability” including risks and opportunities to maintain or enhance the ability of the Corporation to create value over the long-term (including oversight of climate-related risks), cybersecurity, and data governance was transitioned to the CG&N Committee from the Safety & Sustainability Committee. In connection therewith, the Safety and Sustainability Committee was renamed as the Safety Committee. See “Our Board” and “ Our Approach to Safety” below for more information.

2

The CG&N Committee, in conjunction with the Audit Committee, maintains responsibility for identification, monitoring and evaluation of transactions involving related parties of the Corporation, including identifying the related parties involved and assessing the value of the transactions. Related parties are considered to include individuals or entities that would be considered a related party for the purposes of applicable securities laws. Such transactions occur infrequently, but should any such transaction arise, the CG&N Committee is positioned to address, or with the assistance of another appropriate committee based on the subject matter.

Directors complete an annual compliance questionnaire where they disclose, among other things, entities for which they serve as a director, officer or in a similar capacity, and the CG&N Committee reviews material relationships which may impact a director’s judgment during their annual independence assessment. These questionnaires assist Nutrien in identifying and monitoring material related party transactions. The annual compliance questionnaire also collects information on director interests in transactions, loans, and indebtedness, and the CG&N Committee, in conjunction with the Audit Committee, is responsible for reviewing and approving related party transactions between the Corporation and any executive officers or directors, including affiliates of any executive officers or directors.

Nutrien’s transactions involving related parties, if any, are required to be publicly disclosed in accordance with applicable securities laws, subject to certain exceptions, and Nutrien discloses the interest of management and others in material transactions where required by such laws. The oversight process is managed by Nutrien’s applicable members of management and the CG&N Committee, as applicable, a list of affiliates is maintained and processes are in place to ensure that related party transactions are reported and disclosed as required. See our Annual Audited Financial Statements for further discussion on related party transactions.

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Our Approach to Safety

“Safety starts with leadership. Our management team is leading this safety reset with urgency, discipline, and accountability because nothing is more important than preventing serious injuries and fatalities and ensuring Everyone Home Safe, Every Day. This is not a short-term initiative – it is a sustained commitment to strengthening our culture, simplifying how we work, and ensuring we manage safety consistently across our organization.”

– Ken Seitz

Safety is a core value and an integral part of how we operate. It anchors our culture, guides decision-making, and underpins operational excellence. Our goal is simple and absolute: Everyone Home Safe, Every Day, reflecting our expectation that every colleague and contractor returns home safely.

We have not consistently achieved our safety goals and closing this gap is a top priority for our CEO, who set in motion a safety reset in 2025 with significant enterprise-wide action to better enable safety performance at Nutrien. These actions are sharpening our focus on managing serious injury and fatality risk, strengthening our safety leadership, simplifying our safety processes, and supporting top-tier safety management.

Specifically, Nutrien’s management, led by our CEO, initiated a comprehensive safety initiative starting with an enterprise-wide review of our culture and approach, while in parallel adding a new Senior Vice President of Safety, Health, Environment and Security (SVP, SHE&S), a globally experienced safety leader, to our Nutrien senior leadership team. The review was designed and supported by an independent leading global safety consultant. The review included targeted assessments and extensive workforce engagement, with over 16,000 employees participating in surveys and focus groups. The findings highlighted strengths, such as a robust Culture of Care and mature safety programs, while identifying critical improvement opportunities. These insights informed a multi-year enterprise-wide action plan which is led by our SVP, SHE&S in close collaboration with our senior operations leaders to strengthen safety leadership, enhance expertise, improve management of material safety risks, and simplify our management system for consistent and reliable application of best practices. Implementation is underway with the intention of driving lasting cultural and operational change and meaningful improvements in safety performance.

In parallel, we updated our governance structure so that the Safety Committee now focuses solely on safety performance, leadership, and culture. The Safety Committee played a critical role in overseeing the safety review and development of the multi-year action plan and will be monitoring the progress against the plan.

To ensure that our incentives remain properly aligned, Nutrien implemented a unified Scorecard for our short-term incentive program, linking it to financial and operational objectives that support our strategy and promote long-term value creation. Safety metrics were removed and are no longer included in the short-term incentive program. This change strengthens a culture where people feel safe to speak up and report risks and incidents, ensuring focus on the right behaviors and lasting safety improvements rather than short-term results influenced by compensation.

Together, these actions reflect our commitment to strengthening our safety culture and delivering sustained improvement. Safety is not a short-term initiative, but a long-term commitment and value aiming to ensure Everyone Home Safe, Every Day.

For additional information on our approach to safety, please see our 2025 Sustainability Report.

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Executive Succession Planning

The Board, through the HR&C Committee, actively oversees and evaluates management’s succession planning process to ensure leadership continuity and organizational resilience. The HR&C Committee Chair regularly reports to the Board on succession planning matters.

The HR&C Committee reviews:

•	Succession planning for senior executives and other critical roles

•	Management structure and executive development programs

•	Leadership development below the senior executive level to strengthen the talent pipeline and support orderly transitions

Succession planning is a key component of Nutrien’s People Strategy. The CEO and Chief People Officer present a comprehensive succession plan report to the HR&C Committee, covering critical positions and internal bench strength.

The Nutrien leadership team reviews the Corporation’s talent pool, identifies key talent, and monitors development plans to broaden experience, leadership training, and functional expertise. Executive talent pools are maintained to support succession and development.

The Chief People Officer identifies high-potential internal successors for senior management positions and shares these with the HR&C Committee that actively engages in ongoing discussions with HR leadership throughout the year.

High-potential candidates identified in succession plans are provided opportunities to interact directly with the Board to showcase their skills and expertise. Mechanisms include presentations at Board meetings, leadership forums, and networking events.

CEO Succession Planning

As part of the executive succession process, the Board—through the HR&C Committee, supported by the CEO and Chief People Officer—reviews CEO succession planning. The HR&C Committee meets in camera to discuss CEO succession and reports regularly to the Board.

CEO succession planning includes:

•	Assessment of potential candidates for the CEO role

•	Development plans for all members of the Executive Leadership Team

•	A confidential emergency CEO succession plan, reviewed and updated annually, to ensure continuity in the event of an unexpected departure

Board Diversity

We believe that having a mix of directors on the Board from varied backgrounds and who bring a range of perspectives and insights fosters enhanced decision-making, promotes better corporate governance and builds board capacity.

This belief is reflected in our Board Diversity Policy, which sets out a framework that enables the CG&N Committee to assist the Board in identifying and recommending individuals qualified to become members of the Board. The CG&N Committee is responsible for assisting the Board by monitoring the implementation of the Board Diversity Policy. In reviewing the composition of the Board, the CG&N Committee considers the benefits of diversity in order to maintain an optimum mix of skills, knowledge and experience on the Board.

The selection of candidates for appointment to the Board is based on merit. Within the overriding emphasis on merit, the CG&N Committee shall seek to fill board vacancies by considering candidates who bring a diversity of background and industry or related expertise and experience to the Board. The CG&N Committee’s considerations shall include achieving an appropriate level of diversity having regard to factors such as skills, experience, education, gender, age, ethnicity, Aboriginal status, disability, visible minority status and geographic location. This diversity criteria formally acknowledges the designated groups specifically identified under the Canada Business Corporations Act, including women, Indigenous Peoples, persons with disabilities and members of visible minorities, and confirms our commitment to inclusion criteria that are always considered.

The Board Diversity Policy is reinforced by our Board competencies and skills matrix, which is reviewed and updated annually by the CG&N Committee as appropriate, and the Board succession planning and director recruitment process, which is the responsibility of the CG&N Committee.

In seeking suitable candidates, the CG&N Committee may use independent search firms to assist in identifying directors to recommend for election or appointment to the Board, in order to broaden its reach for qualified director candidates who are unknown to the incumbent directors. Such independent search firms are directed to ensure that the Board Diversity Policy, including the criteria described above, is considered in the search process.

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Of our current directors and current nominees, four identify as a woman (33 percent of our directors); one identifies as an Indigenous person (eight percent of the total number of directors); one identifies as a member of a visible minority (eight percent of the total number of directors); and none identify as a person with a disability. No director who self-identifies as an Indigenous person, visible minority, or person with a disability identifies as being a member of more than one such group.

Although we do not believe that mandatory quotas are the right approach, our Board Diversity Policy has always included a measurable target that women comprise not less than 30 percent of the Corporation’s directors. Our Board Diversity Policy provides that if the percentage of women directors ever falls below 30 percent, the CG&N Committee will work to re-achieve this target.

The Board has not set any other board diversity targets. The complexity of our business requires us to maintain flexibility to effectively address board refreshment, succession planning and inclusivity in its broadest sense in order to continue to attract and retain highly qualified individuals to serve as directors. The CG&N Committee may recommend changes or additional objectives in the Board Diversity Policy to the Board for its approval.

The CG&N Committee is responsible for assisting the Board by monitoring the implementation of the Board Diversity Policy.

Nutrien Leadership Diversity

We are committed to fostering an inclusive leadership culture to improve the quality of decision-making. We do not set numeric diversity targets for senior management due to the small size of this group. Currently, two members of the Nutrien Leadership Team identify as women (20%). None identify as Indigenous, a visible minority, or a person with a disability.

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COMMITTEES OF THE BOARD

The Board has four standing committees:

1.	CG&N Committee;

2.	Audit Committee;

3.	HR&C Committee; and

4.	Safety Committee.

In 2025, Nutrien transitioned from a combined Safety & Sustainability Committee to a dedicated Safety Committee. This change reflects a deliberate governance realignment aimed at enhancing Board-level oversight and strategic integration of both safety and sustainability across Nutrien’s enterprise. The Safety Committee now focuses exclusively on safety performance, leadership and culture, while the Corporate Governance & Nominating (CG&N) Committee now oversees topics that were previously under the category of “sustainability,” including risks and opportunities to maintain or enhance the Corporation’s ability to create value over the long-term (including oversight of climate-related risks), cybersecurity, and data governance.

Committee and Board Executive Sessions

Under our Corporate Governance Framework, as well as our Board charter and each of our committee charters, independent directors meet separately at each Board and committee meeting without any members of management present. The presiding director at these sessions of the Board and committees is the Board chair or Committee chair, as applicable, or, in their absence, a director selected by those Board or committee members present, as applicable.

Committee and Board Attendance

	Number of Meetings Held During 2025	Average Director Attendance

Board	5	100%

Corporate Governance & Nominating Committee (CG&N Committee)	4	100%

Audit Committee	4	100%

Human Resources & Compensation Committee (HR&C Committee)	5	100%

Safety Committee (previously the S&S Committee)	4	94%

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REPORT OF THE CG&N COMMITTEE

Consuelo E. Madere, Chair

Christopher M. Burley

Michael J. Hennigan

Miranda C. Hubbs

Raj S. Kushwaha

The Board has determined that each member of the CG&N Committee is independent for the purposes of our Board independence standards.

All of the members also meet additional independence standards for audit committees under applicable U.S. and Canadian laws and stock exchange rules.

Our CG&N Committee Charter is available on the governance page of our website at www.nutrien.com.

Meetings: 4

At each meeting, the CG&N Committee met without management present.

The CG&N Committee conducted a thorough assessment of its performance against its mandate and is satisfied that it carried out its duties and responsibilities.

Corporate Governance

& Nominating Committee

The CG&N Committee has responsibility for the oversight of the Corporation’s governance and Board committees, Board succession planning and director recruitment, director orientation and continuing education, Board and committee evaluations, director compensation and trends, and non-financial existing and emerging risks and opportunities, including relating to sustainability, climate, and cybersecurity, deemed material to the Corporation and relevant to the long-term viability and reputational matters of the Corporation, excluding safety and environmental compliance matters that are under the oversight of the Safety Committee. The Committee is also responsible for the oversight of Nutrien’s Board Diversity Policy and for ensuring that appropriate policies, systems and personnel are in place to support sustainable operations and the long-term viability of the Corporation, including its consideration of stakeholders relevant to the creation and preservation of long-term value. The CG&N Committee directly reports to and advises the Board on these matters.

2025 Highlights and Responsibilities:

Committee mandate

•	Related to the transition described above, reviewed and approved moving sustainability, cybersecurity and data governance from the Safety Committee to the CG&N Committee and reviewed and approved the updated CG&N Committee workplan and committee charter.

Director recruitment processes and succession planning

•	Reviewed and recommended committee membership and chair appointments to independent directors.

•	Oversaw Board refreshment procedures, including active recruitment, updates to the evergreen list of committee candidates and potential Board candidates based on needs and general director succession planning.

Director compensation

•	With the assistance of its independent compensation consultant, WTW, reviewed and recommended to the Board for approval the individual director’s and committee chairs’ compensation.

•	Monitored compliance with individual director’s equity ownership requirements.

Governance compliance

•	Monitored corporate governance trends and developments, assessing current corporate governance practices against emerging best practices and other applicable requirements.

•	Reviewed and approved for recommendation to the Board the Corporation’s disclosure documents containing significant corporate governance information, including the management proxy circular for the 2025 annual meeting.

•	Received and reviewed corporate governance ratings.

Corporate governance

•	Advised the Board on committee charters, structure, functions and qualifications for membership, including a committee member refreshment in 2025.

•	Reviewed governance policies.

Board Diversity Policy

•	Monitored compliance with applicable laws.

Director evaluation, orientation and education program

•	Reviewed and oversaw the implementation of the director continuing education and onboarding programs.

•	Oversaw and implemented the 2025 Board evaluation process as described starting on page 21.

•	Reviewed timing and details for the 2026 Board evaluation process.

Sustainability, cybersecurity and data governance

•	Reviewed and approved approaches to sustainability matters, including the Corporation’s climate disclosure strategy messaging framework and the Sustainability Report.

•	Reviewed sustainability performance summaries to identify any issues.

•	Oversaw the Corporation’s cybersecurity activities and policies, which includes oversight and assessment of our cybersecurity controls, including improvement initiatives and initiatives with respect to AI and data security, and of our approach to data privacy and governance in conjunction with the Audit Committee.

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REPORT OF THE AUDIT COMMITTEE

Christopher M. Burley, Chair

Miranda C. Hubbs

Raj S. Kushwaha

Consuelo E. Madere

Aaron W. Regent

The Board has determined that each member of the Audit Committee is independent for the purposes of our Board independence standards and “financially literate” within the meaning of National Instrument 52-110 – Audit Committees.

Christopher M. Burley has been determined to be an “audit committee financial expert” for the purpose of the Sarbanes-Oxley Act of 2002 and has accounting and related financial management experience or expertise for the purposes of the NYSE Listing Standards.

All of the members also meet additional independence standards for audit committees under applicable U.S. and Canadian laws and stock exchange rules.

Our Audit Committee Charter is available on the governance page our website at www.nutrien.com.

Meetings: 4

At each meeting, the Audit Committee:

•	met without management present

•	met with senior members of the Corporation’s financial management team

•	met with the Corporation’s external auditor

•	met separately with the CFO

•	met separately with Internal Audit

•	met separately with the Chief Integrity Officer.

The Audit Committee conducted a thorough assessment of its performance against its mandate and is satisfied that it carried out its duties and responsibilities.

Audit Committee

The Audit Committee has responsibility for oversight of the Corporation’s accounting and financial reporting processes and the reviews and audits of the Corporation’s financial statements. In addition, the Audit Committee has oversight over whistleblower inquiries. The Audit Committee oversees in conjunction with the Corporate Governance & Nominating Committee (as applicable) key workstreams such as cybersecurity controls and risk.

The Corporation’s annual information form for the year ended December 31, 2025 includes more information about the Audit Committee, including the charter of the Audit Committee, beginning on page 44 thereof.

2025 Highlights and Responsibilities:

Financial statements and related disclosures

•	Approved (or recommended to the Board) significant financial disclosure as per the charter.

•	Discussed with management and the external auditor their analysis of significant reporting issues, critical accounting policies and practices (and areas where judgment was applied) and other financial measures used in connection with the financial disclosure.

Systems of internal controls over financial reporting

•	Oversaw continued testing of the foreign exchange derivative process in Brazil and evaluation for further deficiencies.

•	Reviewed the effectiveness of the Corporation’s internal control over financial reporting and disclosure controls and procedures, including cybersecurity controls and information technology strategies.

•	Reviewed management’s report and the external auditor’s related attestation of the Corporation’s internal controls over financial reporting.

•	Reviewed and approved changes to treasury policies.

Material financial and other risks

•	On an ongoing basis, reviewed with management the financial and other risks within the committee’s mandate and discussed how such risks were assessed, mitigated and disclosed.

•	Reviewed with management processes that identify, assess, monitor and manage such risks.

Internal Audit function

•	Reviewed with management, the external auditor, and internal audit, the charter, plans, activities and organizational structure of the internal audit function with a view to internal audit’s effectiveness, objectivity and independence.

•	Oversaw the Chief Audit Executive (CAE) role and qualifications of the CAE.

•	Reviewed the adequacy of resources of the internal audit function.

•	Reviewed the SOX testing program summaries and remediation steps and reviewed and approved the 2025/2026 Internal Audit Plan.

External auditor

•	Engaged with the external auditor and key related employees to assist, monitor and review the annual audit process.

•	In accordance with the Corporation’s Pre-Approval for Audit and Non-Audit Services Policy, approved all proposed external audit and permitted non-audit services for the coming year, and all audit and non-audit services during the year outside of previous approvals.

Significant compliance policies and procedures

•	Reviewed and approved the Modern Slavery Report.

•	Reviewed significant compliance policies with the Chief Integrity Officer, including the Code of Conduct.

•	Reviewed and provided recommendations to the Board in connection with bond offering(s), normal course issuer bid(s) and dividend declarations.

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REPORT OF THE HR&C COMMITTEE

Aaron W. Regent, Chair

Maura J. Clark

Nelson L. C. Silva

The Board has determined that each member of the HR&C Committee is independent for the purposes of our National Instrument independence standards and within the meaning of NI 52-110 – Audit Committees. All of the members also have “human resources literacy” as defined in the HR&C Committee Charter, and also meet additional independence and financial literacy standards for audit committees under applicable U.S. and Canadian laws and stock exchange rules.

Maura J. Clark has accounting and related financial management experience or expertise for the purposes of the NYSE Listing Standards.

None of Nutrien’s executive officers serve as a member of a compensation committee (or equivalent) of any other entity that employs a member of the HR&C Committee and no member of the HR&C Committee is currently Chief Executive Officer of a publicly-traded company.

Our HR&C Committee Charter is available on the governance page of our website at www.nutrien.com.

Meetings: 5

At each meeting, the HR&C Committee met without management present.

The HR&C Committee conducted a thorough assessment of its performance against its mandate and is satisfied that it carried out its duties and responsibilities.

Human Resources & Compensation Committee

The HR&C Committee has responsibility for the general oversight of human capital, including the Corporation’s executive compensation, succession planning, broad-based employee compensation, retirement and benefit programs, executive development and succession, inclusion initiatives, staffing, and learning and development.

2025 Highlights and Responsibilities:

Executive compensation

•	Reviewed the CEO’s performance and recommended his compensation with input from the Chief People Officer and advice from our independent compensation consultant, WTW, to the independent members of the Board for approval.

•	Reviewed and approved the compensation structure and evaluation process for other executive officers.

•	Reviewed and approved the Compensation Peer Group.

•	Reviewed trends in executive compensation and oversaw compliance with applicable laws.

Compensation philosophy and governance

•	Assessed whether the executive compensation program aligns with the Corporation’s compensation philosophy, taking into account the Corporation’s risk tolerance.

•	Reviewed the independence of our compensation consultant, WTW.

•	Monitored executive officer compliance with mandatory equity ownership guidelines.

Incentive and equity-based compensation program

•	Reviewed and approved the Performance Share Unit (PSU) metrics applicable to the 2025 PSU awards and the PSU Peer Group.

•	Reviewed and approved the 2024 scorecard results, short-term incentive payouts and the 2025 scorecard.

•	Reviewed and approved the 2025 long-term incentive grants.

•	Reviewed the design of Nutrien’s incentive plans.

Workforce strategy and labour relations

•	Reviewed the Nutrien operating model including leadership structures and accountabilities.

•	Reviewed the people strategy and plan as well as the people priorities for the following year.

•	Reviewed labour relations, collective bargaining updates and negotiations.

Succession planning

•	Reviewed the succession planning strategy, including candidate slate and development approach.

Disclosure of significant executive compensation information

•	Reviewed and approved the executive compensation disclosures contained in the management proxy circular for the 2025 annual meeting.

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REPORT OF THE SAFETY COMMITTEE

Michael J. Hennigan, Chair

Maura J. Clark

Keith G. Martell

Nelson L. C. Silva

The Board has determined that each member of the Safety Committee is independent within the meaning of the Board independence standards.

All of the members also meet additional independence standards for audit committees under applicable U.S. and Canadian laws and stock exchange rules.

Our Safety Committee Charter is available on the governance page of our website at www.nutrien.com.

Meetings: 4

At each meeting, the Safety Committee met without management present.

The Safety Committee conducted a thorough assessment of its performance against its mandate and is satisfied that it carried out its duties and responsibilities.

Safety Committee

The Safety Committee has responsibility for the oversight of the Corporation’s management of operational safety, environment, health and security-related matters. The Safety Committee directly reports to and advises the Board on these matters.

2025 Highlights and Responsibilities:

Significant policies and management systems within the committee’s mandate

•	Oversaw the engagement of third-party global safety consultants to identify areas of opportunity as part of the continuous improvement of our safety culture in furtherance of Nutrien’s SHE&S Vision: “Everyone Home Safe, Every Day” and the Corporation’s ongoing plans to improve safety performance.
•	Oversaw the implementation of the Corporation’s multi-year action plan for safety, designed to deliver improved safety leadership capability, greater functional safety capability, better management of material safety risks, and a simplified and integrated management system based upon human performance principles and continuous improvement practices.

•	Oversaw the evaluation of the safety programs and initiatives based on five key areas of safety (Leadership Engagement and Accountability, Employee Engagement, Process Safety and Environmental Stewardship, SIF Prevention and Hazard Identification, and Site (SHE&S) Programs and Initiatives).

•	Reviewed safety performance summaries to identify performance issues, including reporting on fatalities, remedial actions, hazard recognition, consideration of time leaders spend on safety, benchmarking, and safety being a pre-condition of all of the Corporation’s activities.

•	Reviewed and approved the 2024 KPI safety results and the 2025 SHE&S KPIs.

•	Reviewed and approved moving sustainability, cybersecurity and data governance from the Safety Committee to the CG&N Committee and reviewed and approved the updated Safety Committee workplan and charter.

•	Reviewed company-wide observations from SHE&S audit plan data and associated areas of improvement.

•	Reviewed the progress made on the SHE&S Assurance Program and opportunities for improvement in recognizing low probability/high consequence risk scenarios.

•	Reviewed key opportunities for improvement centred on greater standardization to help eliminate unnecessary variability and complexity that is undermining safety outcomes.

•	Reviewed and approved the 2025 safety and sustainability audit plan.

Risk and compliance requirements that come within the committee’s mandate

•	Reviewed the Corporation’s remediation projects, environmental provisions and significant legal and regulatory developments respecting safety and process safety management matters.

•	Reviewed the risks, strengths and opportunities relating to safety, including non-financial material risks.

•	Reviewed disclosure containing significant information within the committee’s mandate.

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HOW WE LISTEN AND SHARE

The Board values, and therefore seeks input from, a wide array of sources of information and ideas, including from our investors who have a shared interest in our success.

As part of this effort to cast a wide net for input, the Board is committed to appropriate engagement with investors and other stakeholders and has created a number of opportunities to make each of these possible, including:

•	Participating in our annual meeting at which investors may ask questions

•	Participating in company, third-party or community-organized events

•	Inviting various subject matter experts, investors, employees, and others to provide information for Board and committee meetings

•	Participating in investor engagement meetings

•	Accessing information provided via various confidential whistleblowing or reporting channels

•	Receiving written communications from investors and others which can be shared per the directions provided below

Contacting the Board in Writing

Shareholder engagement allows us to hear directly from shareholders and other important stakeholders about any issues or concerns.

Shareholders can contact the Board directly by writing to:

Nutrien Ltd.

Suite 1700, 211 – 19th Street East

Saskatoon, SK, Canada, S7K 5R6

Attention: Board Chair [or other recipients]

c/o Corporate Secretary

You may also contact Nutrien’s Board through our

Corporate Secretary by sending an email to corporatesecretary@nutrien.com.

HOW WE ARE PAID

Philosophy and Objectives

Nutrien’s director compensation program for our independent directors is designed to:

•	Attract and retain board members with the necessary skills, perspectives, experience and expertise

•	Reflect the responsibilities, commitments and risks that accompany board membership

•	Align the interests of our Board members with those of shareholders by requiring them to have a significant equity ownership interest in the Corporation.

See “What Pay Elements We Use” for information about our Compensation Peer Group and compensation paid to our executive directors.

The CG&N Committee annually reviews director compensation using the Compensation Peer Group, which is the same peer group used to benchmark executive compensation based on the advice of our independent compensation consultant, WTW. Director compensation is generally targeted near the median of the Compensation Peer Group. Following a review of compensation program competitiveness, WTW recommended updated compensation levels, effective in 2026, as outlined in the table below.

Any executive director (i.e., a permanent CEO) participates in the Corporation’s executive compensation program and is not entitled to additional compensation for director duties.

Our independent directors cannot participate in the Corporation’s executive compensation program or receive pensions, benefits or other perquisites.

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Fees and retainers

Compensation is paid to our independent directors in the form of annual retainers, which are payable in cash and deferred share units (DSUs) and are currently as follows:

Annual Retainer	Fees Earned ($USD)

Board Members

Board Member	$310,000

Board Chair	$550,000

Additional Retainer for Committee Positions

CG&N Committee Chair	$30,000

Audit Committee Chair	$30,000

HR&C Committee Chair	$30,000

Safety Committee Chair	$30,000

Directors’ equity ownership requirements

Independent directors are expected to hold an amount equal to three times the Board member annual retainer ($900,000 as of December 31, 2025 increasing to $930,000 in 2026) within five years of joining the Board. DSUs (which track the value of the common shares) count towards the directors’ equity ownership requirement. Until a director has met their equity ownership requirement, one-half of the Board member annual retainer must be paid in DSUs. After that, one-quarter of the Board member annual retainer must be paid in DSUs, with the remainder payable in cash or DSUs. To determine compliance with the director equity ownership requirement, the value of common shares or DSUs is assessed at the higher of (i) the original common share purchase price or DSU issuance price, and (ii) the market value of the common shares or DSUs. All of our current directors are in compliance with their directors’ equity ownership requirements. See the director nominee biographies beginning on page 5 for the equity ownership interests of each director nominated by Nutrien.

See page 59 for information about our Securities Trading Policy, which prohibits directors and officers from entering into certain transactions that could reduce the risk of equity ownership.

Nutrien’s DSU plan

Independent directors can redeem their DSUs for cash only when they leave the Board for an amount equal to the market value of the common shares at the time of redemption or as specified by the Nutrien DSU Plan. DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends are paid on our common shares, but do not give the holder voting or other shareholder rights. The following is a summary of the Nutrien DSU Plan:

Eligible Participants	• Authorizes the Board to grant DSUs to Independent Directors

Credit to DSU Account

•

DSUs may only be granted in lieu of cash fees on a value-for-value basis

•

DSUs granted to the director are credited to his or her DSU account

•

The number of DSUs issued for a cash portion of the director’s remuneration is calculated by dividing the cash portion of the remuneration by the average closing price of the common shares on the NYSE over the 10 trading days prior to the date such cash portion is converted into DSUs (generally, the last business day of each quarter)

•

Whenever cash dividends are paid on the common shares, equivalent DSUs are credited to holders.

Vesting	• DSUs fully vest upon grant.

Redemption

•

Payouts of DSUs are made after the date on which the holder ceases to be a director of the Corporation for any reason including retirement or death

•

DSU payouts are equal to the market value of the redeemed DSUs on the date of redemption elected by the director or specified by the Nutrien DSU Plan (less withholdings).

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2025 Summary of Director Compensation

Director summary compensation table

The following table sets out the compensation earned by each individual who served as a director of Nutrien (other than Ken Seitz) during the year ended December 31, 2025 in their capacity as directors:

Director	Fees Earned(1)	All Other Compensation	Total

Russell Girling	$550,000	Nil	$550,000

Christopher Burley	$325,000	Nil	$325,000

Maura Clark	$300,000	Nil	$300,000

Michael Hennigan	$316,209	Nil	$316,209

Miranda Hubbs	$308,791	Nil	$308,791

Raj Kushwaha	$300,000	Nil	$300,000

Julie Lagacy	$300,000	Nil	$300,000

Consuelo Madere	$325,000	Nil	$325,000

Keith Martell	$300,000	Nil	$300,000

Aaron Regent	$325,000	Nil	$325,000

Nelson Silva	$300,000	Nil	$300,000

Notes:

1

Fees earned consist of the directors’ annual retainers paid in cash or DSUs. The grant date fair value of the DSUs is the average closing price of a common share on the NYSE over the 10 trading days prior to the conversion date. For the 2025 grants, the DSU grant date fair value was $51.57 (Q1), $60.55 (Q2), $57.25 (Q3) and $62.68 (Q4). The number of DSUs granted is calculated by dividing the value of the board member annual retainer to be paid in DSUs and the grant date fair value. Amounts reported exclude DSUs credited as dividend equivalents.

The following table provides a breakdown of the annual retainers and travel allowances paid to directors in respect of service provided in 2025 as identified in the “Fees Earned” column of the director compensation table (above):

Director	Board, Committee & Committee Chair Retainers	Board & Committee Attendance Fees	Travel Allowance	Total Payable	Percentage of Fees & Retainers Taken in DSUs	Total Fees & Retainers Taken in Cash	Grant Date Fair Value of Total Fees & Retainers Taken in DSUs(1)

Russell Girling	$550,000	Nil	Nil	$550,000	100%	Nil	$550,000

Christopher Burley	$325,000	Nil	Nil	$325,000	50%	$162,500	$162,500

Maura Clark	$300,000	Nil	Nil	$300,000	50%	$150,000	$150,000

Michael Hennigan	$316,209	Nil	Nil	$316,209	100%	Nil	$316,209

Miranda Hubbs	$308,791	Nil	Nil	$308,791	50%	$154,396	$154,395

Raj Kushwaha	$300,000	Nil	Nil	$300,000	50%	$150,000	$150,000

Julie Lagacy	$300,000	Nil	Nil	$300,000	100%	Nil	$300,000

Consuelo Madere	$325,000	Nil	Nil	$325,000	25%	$250,000	$75,000

Keith Martell	$300,000	Nil	Nil	$300,000	25%	$225,000	$75,000

Aaron Regent	$325,000	Nil	Nil	$325,000	100%	Nil	$325,000

Nelson Silva	$300,000	Nil	Nil	$300,000	50%	$150,000	$150,000

Notes:

1	See note (1) to the Director Summary Compensation Table for a description of the calculation of grant date fair value of DSUs. Amounts reported exclude DSUs credited as dividend equivalents.

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Outstanding DSUs

The following table provides details regarding the aggregate value as at December 31, 2025 of DSUs granted to individuals who served as directors of Nutrien (other than Ken Seitz) during 2025 in their capacity as directors:

Director	Number of Unredeemed DSUs(1)	Market Value of Unredeemed DSUs(2)(3)

Russell Girling	179,745	$11,093,861

Christopher Burley	35,856	$2,213,032

Maura Clark	32,098	$1,981,089

Michael Hennigan	19,024	$1,174,161

Miranda Hubbs	41,100	$2,536,692

Raj Kushwaha	13,138	$810,877

Julie Lagacy	9,602	$592,635

Consuelo Madere	19,225	$1,186,567

Keith Martell	38,535	$2,378,380

Aaron Regent	63,527	$3,920,886

Nelson Silva	13,980	$870,437

Notes:

1	All DSUs vest on the date of grant. Amounts reported include DSUs credited as dividend equivalents.

2	Amounts reported consist of vested but unredeemed DSUs as of December 31, 2025 and include DSUs credited as dividend equivalents.

3	Market value of unredeemed DSUs was based on Nutrien’s closing share price on the NYSE on December 31, 2025 of $61.72.

DSU Awards – value vested or redeemable during the year

The following table provides details regarding the outstanding DSUs that vested and were redeemed or redeemable during the year ended December 31, 2025 for individuals who served as directors of Nutrien (other than Mr. Seitz) during 2025. The figures below are in reference to DSUs earned in their capacity as directors. DSUs are only redeemable when the director leaves the Board.

Director	DSUs – Value vested and earned during the year(1)(2)	DSUs – Value redeemed or redeemable during the year

Russell Girling	$1,009,492	Nil

Christopher Burley	$256,447	Nil

Maura Clark	$234,289	Nil

Michael Hennigan	$375,196	Nil

Miranda Hubbs	$261,076	Nil

Raj Kushwaha	$188,308	Nil

Julie Lagacy	$336,189	Nil

Consuelo Madere	$124,860	Nil

Keith Martell	$171,643	Nil

Aaron Regent	$493,637	Nil

Nelson Silva	$190,344	Nil

Notes:

1	The value of DSUs was based on Nutrien’s closing share price on the NYSE on December 31, 2025 of $61.72.

2	Amounts reported consist of the value of DSUs that vested during 2025 but were not redeemed as of December 31, 2025 and include DSUs credited as dividend equivalents.

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OUR COMPANY

OUR COMPANY

Nutrien is a leading global provider of crop inputs and services. We operate a world-class network of production, distribution and ag retail facilities that positions us to efficiently serve farmers.

OUR VISION AND STRATEGY

Our vision is to be the leading global agricultural solutions provider, delivering superior shareholder value through safe and sustainable operations. To achieve this vision, our strategy is anchored in three priorities: simplify and focus, operational excellence, and disciplined and intentional approach to capital allocation. This strategy is designed to create low-risk, structural free cash flow growth by leveraging our core competencies and delivering reliable, growing shareholder returns.

OUR GLOBAL PROFILE

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HRCC CHAIR’S LETTER

Aaron W. Regent Chair of the Human Resources & Compensation Committee

Dear Shareholder:

On behalf of the HR&C Committee and the Board, I am pleased to share a summary of the Corporation’s performance in 2025 and how it informed our executive compensation decisions.

2025 Performance

2025 was a defining year for our Corporation, with strong operating performance and significant progress demonstrated on our strategic priorities and 2026 performance targets. The Corporation delivered higher earnings and free cash flow while navigating a landscape of geopolitical disruption.

We achieved record upstream fertilizer sales volumes of 27.5 million tonnes and continued to invest in our world-class production assets and extensive midstream network to ensure we can efficiently serve our customers. In Potash, we increased the percentage of ore cut with mine automation to 49 percent, further strengthening our low-cost advantage and supporting worker health and safety. We advanced reliability initiatives that contributed to a four-percentage-point increase in ammonia operating rates from our low-cost North American nitrogen plants.

Our downstream Retail business increased adjusted EBITDA to $1.74 billion through decisive cost-reduction actions, stronger proprietary margins, and disciplined execution of our Brazil margin-improvement plan. Despite weaker agricultural commodity markets and persistent geopolitical volatility, we delivered results consistent with our guidance set at the beginning of the year.

We surpassed our $200 million annual cost savings target a year ahead of plan, reduced capital expenditures to $2.0 billion and completed asset divestitures that generated approximately $900 million in gross proceeds. These efforts helped deliver $2 billion in free cash flow(1) and a $0.6 billion reduction in adjusted net debt(2), strengthening the Corporation today and providing support for our strategy of disciplined and intentional capital allocation going forward.

2025 marked the first full year of ratable share repurchases and we continued our long-standing track record of providing a reliable and growing dividend per share. Together, we increased cash returned to shareholders from share repurchases and dividends by 30 percent in 2025.

Compensation Philosophy

Our executive compensation program is grounded in a disciplined pay-for-performance philosophy that reinforces our strategic priorities and corporate culture. The program is designed to align executive compensation with the creation of long-term shareholder value by linking a significant portion of variable/at-risk compensation to company performance. We maintain a market-competitive and flexible framework that supports the attraction, retention, and motivation of talented executives across our global footprint, while ensuring that compensation outcomes are aligned with the interests of our shareholders. With the support of WTW, our independent compensation consultant, the HR&C Committee remains satisfied that the fundamental components of Nutrien’s executive compensation program continue to reflect sound governance practices, uphold our stated compensation philosophy, and remain competitive in the external market to effectively attract, motivate, and retain our leadership team.

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“We surpassed our $200 million

annual cost savings target a

year ahead of plan, reduced capital expenditures to

$2.0 billion and completed

asset divestitures that

generated approximately

$900 million in gross

proceeds.”

This year, Nutrien spent significant time reviewing safety across our business, informed by an independent enterprise-wide safety review and direct input from employees and external experts. This work supported the development of a multi-year safety plan reinforcing the importance of strong leadership, effective risk management and a culture where people feel safe to speak up about concerns. Our compensation program’s approach to safety is deliberate and consistent with this multi-year safety plan with the aim of supporting a work environment where employees are focused on identifying meaningful safety improvements rather than near-term compensation which could prevent reporting and drive the wrong behaviours. As such, safety metrics are no longer included in the short-term incentive program. This change reinforces our priority of encouraging people to report risks and incidents that need to be addressed in operations. It helps ensure that leaders and employees remain focused on strengthening critical risk controls and delivering sustained safety improvement, rather than short-term results influenced by compensation considerations. We continue to evaluate our compensation programs to ensure our incentives focus our employees on the right priorities with the aim of achieving lasting improvements.

Over the past year, the Board has overseen a meaningful evolution of Nutrien’s operating model, including streamlining leadership structures, establishing clear accountabilities, centralizing functions and decision-making, and creating a single Nutrien scorecard aligned to our strategic priorities. This structure strengthens accountability and provides greater clarity around roles, decision rights and responsibilities across the enterprise, while reinforcing the advantages of Nutrien’s integrated model. By aligning leadership, capabilities and incentives to distinct points along the value chain, the organization is better positioned to optimize performance, unlock value and drive long-term sustainable results. As part of this evolution, Chris Reynolds has been appointed as Executive Vice President, Global Sales, a role created to unify leadership across the wholesale and retail sales organizations and strengthen how the business delivers value to customers worldwide. The appointment follows a planned leadership transition, as Jeff Tarsi, who has led Nutrien’s global retail business through a period of significant growth and transformation, steps into an advisory role.

We welcome shareholder input into our compensation program. Though the “Say on Pay” is advisory and non-binding, we carefully consider the results and any feedback in future planning.

Yours sincerely,

Aaron W. Regent

Chair of the Human Resources & Compensation Committee

March 18, 2026

1   This is a non-GAAP financial measure. Please see “Non-GAAP financial measures advisory” for more information.

2   This is a capital management measure that includes non-GAAP components. See the “Non-GAAP financial measures advisory” and “Other financial measures advisory” sections.

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OUR PAY

At Nutrien, our compensation programs are designed to attract, motivate, and retain high-calibre talent while aligning compensation with performance, shareholder interests, and our long-term strategy. We emphasize pay-for-performance, market competitiveness, and responsible governance to support sustainable value preservation and creation.

WHO WE PAY

Named Executive Officers (NEOs)

The five NEOs of Nutrien and its subsidiaries for the year ended December 31, 2025, include our Chief Executive Officer (CEO), our Chief Financial Officer (CFO), and the next three highest-paid executive officers. The five NEOs are as follows:

NEO	Position

Ken Seitz	President and CEO

Mark Thompson	Executive Vice President and CFO

Noralee Bradley	Executive Vice President, External Affairs, Chief Legal Officer and Corporate Secretary

Chris Reynolds	Executive Vice President and Chief Commercial Officer

Jeff Tarsi	Executive Vice President and President, Global Retail

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WHAT WE PAY

Summary compensation table

The table below provides a summary of the compensation of our NEOs for services rendered in all capacities during 2025, 2024, and 2023. Nutrien pays executives in their home currency (Canadian-based NEOs are paid in Canadian dollars; U.S.-based NEOs are paid in U.S. dollars). All figures, however, are reported in U.S. dollars unless otherwise indicated. Specific aspects of this compensation are dealt with in further detail in the tables and notes on the following pages:

NEO	Position	Year	Salary(1) ($)	Share-based Awards(2)(3) ($)	Option- based Awards(4) ($)	Non-Equity Incentive Plan Compensation — Annual Incentive Plans ($)	Pension Value(5) ($)	All Other Compensation(6) ($)	Total Compensation(7) ($)

Ken Seitz	President and CEO	2025	875,944	5,210,483	1,585,289	1,385,743	363,206	16,569	9,437,234
		2024	863,469	4,332,817	1,567,475	1,019,972	360,626	20,658	8,165,017
		2023	852,196	4,216,059	1,325,577	755,951	308,383	21,728	7,479,894

Mark Thompson	EVP and CFO(8)	2025	669,083	1,437,285	437,304	680,458	324,569	13,885	3,562,584
		2024	561,930	1,273,766	364,930	477,921	430,465	14,166	3,123,178
		2023	495,899	916,565	288,169	292,958	240,619	14,376	2,248,586

Noralee Bradley	EVP, External Affairs, Chief Legal Officer and Corporate Secretary	2025	631,973	1,302,301	396,225	642,717	261,656	16,520	3,251,392
		2024	625,429	1,162,377	420,505	531,927	261,424	66,219	3,067,881
		2023	612,182	1,132,676	356,116	418,188	249,687	20,637	2,789,486

Chris Reynolds	EVP and Chief Commercial Officer(9)	2025	550,859	1,135,130	345,377	560,224	207,037	16,497	2,815,124
		2024	538,266	1,013,198	366,533	490,379	163,902	23,703	2,595,981
		2023	505,196	977,474	307,314	336,552	203,450	105,299	2,435,285

Jeff Tarsi	EVP and President, Global Retail(9)	2025	744,877	1,564,381	475,965	757,540	268,581	8,443	3,819,787
		2024	722,526	1,316,794	476,373	641,820	268,961	8,027	3,434,501
		2023	688,594	1,346,629	423,396	429,588	285,085	10,378	3,183,670

Notes:

1	Amounts reported represent the actual salary amount paid to NEOs in the years indicated.

2

Amounts reported for 2025, 2024 and 2023 represent the grant date fair value of PSUs/RSUs awarded in 2025, 2024 and 2023. Grant date fair value reflects the number of PSUs/RSUs granted multiplied by the volume weighted average price for the trading day prior to the grant date. The values shown are derived at a point in time and will be different than the value upon vesting. Underlying assumptions and values are outlined in the table below. See “Outstanding Share-Based Awards and Option-Based Awards” for the value of outstanding PSU/RSU awards at December 31, 2025.

3	Effective August 26, 2024, Mr. Thompson was appointed Executive Vice President and CFO and was awarded PSUs and RSUs valued at $130,000 at the time of the grant.

4

Amounts reported for 2025, 2024 and 2023 represent the grant date fair value of stock options awarded in 2025, 2024 and 2023 as calculated for financial reporting purposes (accounting fair value). Grant date fair value has been calculated using the Black-Scholes-Merton option pricing model. Consistent with prevailing market practice, the HR&C Committee approved the use of the accounting value for determining stock option awards to simplify the process and mitigate differences in values between what is delivered and what is reported. As such, the 2025, 2024 and 2023 stock option awards are reported on this basis. Underlying assumptions and values are outlined in the table below. The values shown are “theoretical values” derived at a point in time and will be different than the value upon exercise. See “Outstanding Share-Based Awards and Option-Based Awards” for the value of outstanding option-based awards at December 31, 2025.

5	Amounts reported include all compensatory items related to the defined benefit and defined contribution plans, including service costs, plan changes and above market earnings.

6

Amounts reported represent all perquisites and include items such as car allowance, financial planning, vacation payout and executive medicals. In 2024, Mrs. Bradley received $50,463 of relocation services. In 2024 and 2023, Mr. Reynolds received $4,585 and $86,365, respectively, in relocation services.

7

For 2025, 2024, and 2023 cash compensation data amounts for compensation paid in Canadian dollars has been converted into U.S. dollars at the average annual exchange rate of $1.00 = CAD$1.3978, $1.00 = CAD$1.3698, and $1.00 = CAD$1.3497, respectively. Defined benefit pension obligations have been converted from Canadian dollars to U.S. dollars using the 2025, 2024, and 2023 Bank of Canada exchange rates on December 31 of $1.00 = $1.3706, $1.00 = CAD1.4389, and $1.00 = CAD$1.3544, respectively. Equity compensation is denominated in U.S. dollars and thus does not require the application of an exchange rate.

8	Mr. Thompson was appointed EVP and CFO, effective August 26, 2024.

9	Mr. Reynolds was appointed EVP and Chief Commercial Officer, effective August 26, 2024. Effective January 1, 2026, Mr. Reynolds was appointed as EVP, Global Sales and Mr.Tarsi became Special Advisor.

40  Nutrien AGM Circular 2026

Our Board	Our Company	Our Pay	Our Shareholders	Our Annual Meeting, Voting Information, Defined Terms, FAQs and Proxy Circular Reference Material	Schedules

Assumptions for PSUs/RSUs	2025	2024	2023

Grant date fair value	$53.29	$53.45	$77.10

Expected life in years	3	3	3

Accounting fair value	$113.68	$56.99	$49.57

Assumptions for Stock Options

Share price on date of grant	$53.29	$53.45	$77.10

Expected life in years	8.5	8.5	8.5

Expected volatility	33%	33%	33%

Expected annual dividend yield	4.15%	4.06%	2.49%

Option value ratio	27%	25%	32%

WHAT IS NEW

We have adopted a single Nutrien Scorecard for our short-term incentive program comprised of financial and operational objectives that are tied to our strategy and long-term value preservation and creation.

Our NEOs received base pay adjustments in 2025. Mark Thompson received a salary adjustment to more effectively position him relative to our compensation peer group; the other NEOs received annual base salary increases in line with the general employee population. The average annual performance incentive payout for the NEOs was 113% of target. Performance share units granted in 2023 vested with a multiplier of 0.77 based on relative Total Shareholder Return and absolute Return on Invested Capital metrics.

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WHAT PAY ELEMENTS WE USE

Overview

	Element	Objective	Design	Term	Form

Total Direct Compensation

Fixed
Short-Term	Base Salary	Attraction and retention tool to maintain competitiveness Reflect responsibilities of the executives	• Reviewed annually • Reflect market value, individual performance and experience, as well as recognize internal equity	One year	Cash

Variable / At Risk
Short-Term Incentives	Annual Incentive	At-risk compensation to motivate successful execution of annual goals related to Nutrien’s strategy

•

Metrics, weighting and performance standards determined annually based on annual and strategic business plans

•

Payouts are determined based on actual performance relative to pre-determined goals and are not guaranteed

•

Maximum upside opportunity of two times target incentive

				One year	Cash

Long-Term Incentives	Performance Share Units (PSUs)	Align the interests of executives and shareholders and reward achievement of sustained long-term performance on an absolute basis and relative to peers

•

Represents 50% of long-term incentives

•

Performance multipliers are based on Total Shareholder Return (TSR) relative to PSU Peer Group (75% weighting) and Return on Invested Capital (25% weighting)

•

Payouts are based on share price at the end of the performance period and the resulting performance multiplier

•

Overlapping awards align executives with the creation of shareholder value over successive three-year periods

				Three years	Cash
	Restricted Share Units (RSUs)	Align the interests of executives and shareholders while promoting retention

•

Represents 25% of long-term incentives

•

Payouts are based on share price at the end of the restricted period

•

Overlapping awards align executives with the creation of shareholder value over successive three-year periods

				Three years	Cash
	Stock Options	Align compensation with the creation of shareholder value	• Represents 25% of long-term incentives • Potential value based on increase in share price from the date of grant • Vest 25% per year over four years on anniversary date of grant	Ten years	Equity

Indirect Compensation

Fixed
Other Elements	Retirement Arrangements	Attraction and retention tools that reflect competitive market practice and focus on the well-being of executives	• Defined Contribution/401(k) Plans with substantially the same terms as available to other employees • Supplemental retirement arrangements for top executives
	Benefits		• Insurance, health, welfare and post-retirement benefits with substantially the same terms as available to other employees
	Perquisites		• Generally limited to an automobile allowance, financial counseling and an annual health examination

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Our Board	Our Company	Our Pay	Our Shareholders	Our Annual Meeting, Voting Information, Defined Terms, FAQs and Proxy Circular Reference Material	Schedules

Nutrien’s target total direct compensation for the NEOs has an emphasis on variable/at-risk compensation, supporting our strong pay-for-performance culture and creating alignment with shareholders.

Salary

Base salaries are reviewed every year and adjusted (as needed) to maintain market competitiveness with the Compensation Peer Group and to reflect the distinct skill sets of the individual executives. The table below outlines base salaries as at December 31, 2025.

NEO	Position (as at December 31, 2025)	Currency	2025	2024	Percentage Change

Ken Seitz	President and CEO	CAD	$1,231,090	$1,190,250	3.4%

Mark Thompson	Executive Vice President and CFO	CAD	$951,500	$865,000	10.0%

Noralee Bradley	Executive Vice President, External Affairs, Chief Legal Officer and Corporate Secretary	CAD	$887,988	$862,124	3.0%

Chris Reynolds	Executive Vice President and Chief Commercial Officer	CAD	$774,014	$751,470	3.0%

Jeff Tarsi	Executive Vice President and President, Global Retail	USD	$749,073	$727,255	3.0%

Annual Incentive Plan

Each NEO’s annual incentive opportunity in 2025 was determined by performance on key financial and operating metrics. This year, we have moved to a single Nutrien scorecard to unite employees around one set of financial and operational objectives for the year that, if we achieve it, will advance our strategy and is expected to enhance the long-term value for shareholders. Actual annual incentive awards depend on the achievement of the financial and operational performance objectives presented below.

The HR&C Committee and the Board have the ability to apply informed judgment to adjust metrics or payouts based on results and events, where it determines it appropriate.

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2025 Annual Incentive Plan Decisions

Nutrien scorecard - financial and operational objectives and results

•	Our financial metrics in 2025 focused on strong capital discipline, cost stewardship and initiatives that enhance cash generation to maintain and grow the Corporation.

•

Our operational metrics are aligned to our strategic initiatives that strengthen our competitive advantages by focusing on operational excellence and delivering products and services that enhance customer value.

Category	Target (100%)	Results	2025 Score	Weighting	Weighted Score

Financial				50%	54%

Adjusted Capital Expenditures(1)	$2,000M	$2,027		10.0%	9%

Adjusted Cash from Operations(2)	$3,900M	$3,981M		20.0%	22%

Cost Optimization:

Cash SG&A (excluding Retail)(2)	$600M	$598M		7.5%	8%

Retail Cash Operating Coverage Ratio(2)	63.0%	62.5%		12.5%	15%

Operational				50%	59%

Retail: Proprietary Gross Margin (US$ millions)	$1,155M	$1,104M		12.5%	9%

Potash: Controllable Cash COPM(2) (US$/mt)	$58.9/mt	$58.0/mt		12.5%	14%

Nitrogen & Phosphate: Asset Reliability(3) (Operating Rates %)	87.80%	89.90%		12.5%	23%

Manufactured potash, nitrogen & phosphate sales volumes (kmt)	27,450 kmt	27,504 kmt		12.5%	13%

Nutrien Scorecard					113%

Notes:

1

Comprised of sustaining capital expenditures and mine development and pre-stripping capital expenditures which are supplementary financial measures. Also includes repayment of principal portion of lease liabilities. See the “Other financial measures advisory” section.

2	This is a non-GAAP financial measure. See “Non-GAAP financial measures advisory” for more information.

3	A weighted average of Nitrogen (80%) and Phosphate (20%) scores. Operating rate represents production volumes divided by production capacity. For Nitrogen, excludes Joffre and Trinidad facilities.

44  Nutrien AGM Circular 2026

Our Board	Our Company	Our Pay	Our Shareholders	Our Annual Meeting, Voting Information, Defined Terms, FAQs and Proxy Circular Reference Material	Schedules

Target annual incentive opportunity and 2025 annual incentive payouts

The table below outlines target annual incentive and 2025 actual incentive payouts for the year ending December 31, 2025 for our NEOs and the weighting of the various performance components applicable to each. The actual performance multiplier can range from 0 percent to 200 percent of target.

NEO	2025 Salary(1)	Target Incentive (% of salary)	Target Annual Incentive $	Nutrien Scorecard		2025 Annual Incentive Payout
				Weight	Score

Ken Seitz	$875,944	140%	$1,226,321	100%	113%	$1,385,743

Mark Thompson	$669,083	90%	$ 602,175	100%	113%	$ 680,458

Noralee Bradley	$631,973	90%	$ 568,776	100%	113%	$ 642,717

Chris Reynolds	$550,859	90%	$ 495,773	100%	113%	$ 560,224

Jeff Tarsi	$744,877	90%	$ 670,390	100%	113%	$ 757,540

Notes:

1	Actual salary earned in 2025. Salaries earned in Canadian dollars have been converted to U.S. dollars at a 2025 average annual exchange rate of $1.00 = CAD$1.3978.

Long-Term Incentive Program

The long-term incentive (LTI) program provides the NEOs with an opportunity to receive variable compensation contingent on Nutrien’s long-term performance.

Long-term incentives are the most important component in Nutrien’s reward strategy, as these programs align the interests of NEOs, executives and senior leaders with the interests of our shareholders, motivate leaders to deliver shareholder value over various time horizons, mitigate potential compensation risk by virtue of the longer time horizon and allow us to attract, motivate and retain key talent. Nutrien achieves these objectives by using a combination of Performance Share Units, Restricted Share Units and Stock Options. See “Schedule A – Summary of Nutrien Long-Term Incentive Plans” for the terms and conditions attached to the Nutrien 2025 long-term incentive awards.

The HR&C Committee believes that this mix of long-term awards will continue to focus our executives on long-term value creation and thereby align their interests with those of our shareholders. The HR&C Committee further believes that the long-term incentive program supports a balanced approach to risk management.

Performance share units

The PSUs cliff-vest and are settled in cash at the end of three years, contingent on achievement of predetermined performance conditions over the three-year performance period.

For grants issued in 2025, two performance measures were applied:

•	Relative Total Shareholder Return (TSR) (75 percent weighting). At the end of the three-year performance period, Nutrien’s TSR performance is compared to that of the PSU Peer Group (discussed below). Performance is assessed over the full three- year performance period to determine the performance multiplier. The graph below illustrates the performance range and multiplier that can range from 0 to 200 percent of target.

•	Absolute Return on Invested Capital (ROIC) (25 percent weighting). ROIC performance is measured against Nutrien’s Weighted Average Cost of Capital (WACC). Performance is assessed at the end of each year, with the resulting three years averaged over the performance period to determine the multiplier. We refined our ROIC metric for the 2025 PSU grant to ensure participants were incentivized to pursue every marginal dollar of earnings versus the prior cliff-vesting structure. The updated methodology introduces a smoother downside curve and a higher ROIC requirement to attain the maximum performance level while maintaining consistency with our existing ROIC framework. This enhancement is designed to reduce volatility in outcomes and to recognize incremental improvements in returns, including those that fall below our WACC.

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Our Board	Our Company	Our Pay	Our Shareholders	Our Annual Meeting, Voting Information, Defined Terms, FAQs and Proxy Circular Reference Material	Schedules

The table below illustrates the performance range and multiplier that can range from 0 percent to 200 percent of target.

Performance range and multiplier

share units (PSU)

Performance multiplier
200%
150%
100%
50%
0%
0%
25%
50%
75%
100%
2025 Grants
Percentile Rank–relative TSR component only

•	With respect to the relative TSR component, no PSUs will pay out if Nutrien’s TSR is below the 25th percentile.

•	The maximum performance multiplier is 200 percent of target, which is earned when the performance is at or above the 75th percentile.

Performance Multiplier Applied on PSU Vesting Date(1)	ROIC Achieved – Calendar Year ROIC averaged over a 3-year Period (Simple Average)

Threshold (0% Achievement)	ROIC = 0%

Target (100% Achievement)	ROIC = 3-year average WACC x 110%

Maximum (200% Achievement)	ROIC = 3-year average WACC x 200%

Notes:

1	A linear interpolation applies between threshold, target and maximum.

Dividend equivalents accrue and are cash settled at the end of the performance period. The multiplier and vesting conditions apply to both the original grant and dividend equivalents at payout.

46  Nutrien AGM Circular 2026

Our Board	Our Company	Our Pay	Our Shareholders	Our Annual Meeting, Voting Information, Defined Terms, FAQs and Proxy Circular Reference Material	Schedules

PSU peer group

In 2025, the HR&C Committee approved an increase in the number of companies in our PSU Peer Group. These additional peers have been carefully chosen for their relevance and comparability to our operations. The PSU Peer Group is comprised of similarly sized, industry-relevant members of the DAXglobal Agribusiness index.

The HR&C Committee considers it appropriate to establish separate peer groups for compensation and performance assessment purposes. The Compensation Peer Group consists of North American companies that represent our primary market for executive talent, whereas the PSU Peer Group is a more global array of companies that represent reasonable investment alternatives for shareholders.

The PSU Peer Group utilized for the 2025 grant was comprised of the following companies:

•	AGCO Corporation

•	Archer-Daniels-Midland Company

•	Bunge Global SA

•	CF Industries Holdings, Inc.

•	CNH Industrial N.V.

•	Corteva, Inc.

•	Darling Ingredients, Inc.

•	Deere & Company

•	FMC Corporation

•	Golden Agri-Resources Ltd.

•	ICL Group Ltd.
•	Ingredion Incorporated

•	IOI Corporation, Bhd.

•	Kuala Lumpur Kepong, Bhd.

•	Kubota Corporation

•	The Mosaic Company

•	OCI N.V.

•	The Scotts Miracle-Gro Company

•	SD Guthrie, Bhd.

•	Wilmer International Limited

•	Yara International ASA

Restricted share units

RSUs are settled in cash at the end of the three-year restricted period. Dividend equivalents accrue and are also cash settled at the end of the restricted period. The vesting conditions apply to both the original grant and dividend equivalents at payout.

Stock options

Annual grants of stock options have a vesting period over four years and have a 10-year term. Each option vests at a rate of 25% per year on the anniversary of the grant date and shares purchased from exercise are not required to be held (subject to compliance with applicable share ownership requirements).

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2025 PSU, RSU and stock option grants

During 2025, Nutrien granted long-term incentives to the following NEOs:

		Long-Term Incentive Mix			Number Granted
NEO	Target Award Value (% of salary)	Performance Share Units	Stock Options	Restricted Share Units	Performance Share Units(1)	Stock Options(2)	Restricted Share Units(1)

Ken Seitz	700%	50%	25%	25%	65,184	110,170	32,595

Mark Thompson	275%	50%	25%	25%	17,981	30,393	8,990

Noralee Bradley	250%	50%	25%	25%	16,292	27,538	8,146

Chris Reynolds	250%	50%	25%	25%	14,201	24,004	7,100

Jeff Tarsi	250%	50%	25%	25%	19,571	33,080	9,785

Notes:

1	Number of PSUs and RSUs granted was based on Nutrien’s average share price for the month of December 2024 on the NYSE of $46.45.

2	Number of stock options granted was based on the volume weighted average share price on the NYSE of $50.89 on February 14, 2025 and the option value ratio used for financial reporting purposes of 27%.

Management Equity Ownership Requirements

NEOs and certain other designated executive officers are expected to hold an amount of equity equal to a multiple of base salary within five years of their appointment. The President and CEO’s hold period extends one year post retirement. The equity ownership calculation includes unvested RSUs and common shares. To determine compliance with the equity ownership requirements, the value of common shares is assessed at the higher of (i) the original common share purchase price, and (ii) the market value of the common shares. The value of RSUs is based on market value. Stock options do not count towards the equity ownership requirements. The HR&C Committee reviews the equity ownership of senior executives on a semi-annual basis. All of our NEOs are in compliance with their equity ownership requirements.

See page 59 for information about our Securities Trading Policy, which prohibits directors and officers from entering into certain transactions that could reduce the risk of equity ownership.

The following table sets out the equity ownership interests of our NEOs as at March 5, 2026:

	Equity Ownership Requirement		Equity Ownership		NEO’s Equity-at-Risk(1)
NEO	Multiple of Base Salary	Ownership Requirement After Five Years(2)	Common Shares (#)	Eligible RSUs (#)(3)	Common Shares	RSUs(3)	Total Equity Ownership	Multiple of Base Salary

Ken Seitz(4)	6x	$5,404,631	43,613	98,571	$3,244,371	$7,332,725	$10,577,096	11.7

Mark Thompson	3x	$2,087,210	34,945	28,973	$2,599,559	$2,155,310	$4,754,869	6.8

Noralee Bradley	3x	$1,947,890	16,137	23,105	$1,200,431	$1,718,782	$2,919,213	4.5

Chris Reynolds	3x	$1,697,877	10,585	20,920	$787,418	$1,556,260	$2,343,678	4.1

Jeff Tarsi	3x	$2,247,219	2,312	34,842	$171,990	$2,591,866	$2,763,856	3.7

Notes:

1	Based on Nutrien’s closing share price on the NYSE on March 5, 2026 of $74.39.

2	Base salaries paid to NEOs in Canadian dollars have been converted into U.S. dollars at the Bank of Canada exchange rate on March 5, 2026 of $1.00 = CAD$1.3677.

3	Amounts reported include eligible share-based awards credited as dividend equivalents.

4	Mr. Seitz also owns 197,143 PSUs. PSUs are not included in the equity ownership calculation.

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Total Shareholder Return – share performance graph

The following graph illustrates Nutrien’s Total Shareholder Return in Canadian dollars, assuming an initial investment of CAD$100 in our common shares on January 1, 2021 (assuming reinvestment of dividends) and compares it to the return of the S&P/TSX Composite Index during that same five-year period. Long-term incentives represent a significant portion of our NEO compensation, where value realized is tied directly to share price performance.

Value of $100 investment 2021–2025

Cost of management ratios

The cost of management ratio expresses the total compensation paid or awarded to the NEOs (including the President and CEO) as disclosed in the three-year Summary Compensation Table, as a percentage of net earnings and market capitalization of the Corporation.

	2025	2024	2023

Total compensation reported for the NEOs ($ millions)(1)	23	20	20

Net Earnings ($ millions)	2,297	700	1,282

Market Capitalization ($ millions)	29,749	21,976	27,858

Cost of Management Ratio (based on Net Earnings)	1.00%	2.91%	1.55%

Cost of Management Ratio (based on Market Capitalization)	0.08%	0.09%	0.07%

Notes:

1	Total NEO compensation as set forth in the management proxy circular for that year.

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Outstanding Share-based Awards and Option-based Awards

The following table provides details regarding outstanding options and share-based awards as of December 31, 2025:

	Option-Based Awards					Shared-Based Awards
NEO	Option Grant Date	Number of Securities Underlying Unexercised Options	Options Exercise Price ($)	Options Expiration Date	Aggregate Value of Unexercised In the- Money Options ($)	Share Based Awards Grant Date	Number of PSUs that have not Vested(1) (#)	Market Value of PSUs that have not Vested (Performance to Date)(1)(2) ($)	Market Value of PSUs that have not Vested (Target Performance) (1)(2) ($)	Payout Value of PSUs that have Vested and are not Paid Out(2)(3) ($)	Number of RSUs that have not Vested(1)(2) (#)	Market Value of RSUs that have not Vested (Target Performance) (1)(2) ($)	Payout Value of RSUs that have Vested and are not Paid Out(1)(2) ($)

Ken Seitz	16-Feb-22	53,367	77.50	16-Feb-32	Nil	15-Feb-23	Nil	Nil	Nil	1,934,455	Nil	Nil	1,256,174
	15-Feb-23	53,728	78.95	15-Feb-33	Nil	23-Feb-24	58,639	5,501,161	3,619,185	Nil	29,319	1,809,592	Nil
	23-Feb-24	87,978	53.45	23-Feb-34	727,587	21-Feb-25	67,716	7,397,592	4,179,430	Nil	33,858	2,089,715	Nil
	21-Feb-25	110,179	53.29	21-Feb-35	928,809
	Total	305,252			1,656,387	Total	126,355	12,898,753	7,798,615	1,934,455	63,177	3,899,308	1,256,174

Mark Thompson	17-Feb-21	24,130	56.62	17-Feb-31	123,063	15-Feb-23	Nil	Nil	Nil	420,534	Nil	Nil	273,108
	16-Feb-22	14,713	77.50	16-Feb-32	Nil	13-Feb-24	15,104	1,416,975	932,220	Nil	8,278	510,913	Nil
	15-Feb-23	11,680	78.95	15-Feb-33	Nil	21-Feb-25	18,679	2,040,625	1,152,895	Nil	9,339	576,416	Nil
	23-Feb-24	27,310	53.45	23-Feb-34	225,854
	21-Feb-25	30,393	53.29	21-Feb-35	256,213
	Total	108,226			605,130	Total	33,783	3,457,600	2,085,116	420,534	17,617	1,087,329	273,108

Noralee Bradley	17-Feb-21	31,709	56.62	17-Feb-31	161,716	15-Feb-23	Nil	Nil	Nil	519,711	Nil	Nil	337,474
	16-Feb-22	20,464	77.50	16-Feb-32	Nil	23-Feb-24	15,731	1,475,812	970,929	Nil	7,866	485,464	Nil
	15-Feb-23	14,434	78.95	15-Feb-33	Nil	21-Feb-25	16,925	1,848,944	1,044,601	Nil	8,462	522,301	Nil
	23-Feb-24	31,469	53.45	23-Feb-34	260,249
	21-Feb-25	27,538	53.29	21-Feb-35	232,145
	Total	125,614			654,110	Total	32,656	3,324,756	2,015,530	519,711	16,328	1,007,765	337,474

Chris Reynolds	16-Feb-22	6,834	77.50	16-Feb-32	Nil	23-Feb-23	Nil	Nil	Nil	448,499	Nil	Nil	291,233
	15-Feb-23	12,456	78.95	15-Feb-33	Nil	23-Feb-24	13,712	1,286,373	846,298	Nil	6,856	423,183	Nil
	23-Feb-24	20,572	53.45	23-Feb-34	170,130	21-Feb-25	14,753	1,611,641	910,532	Nil	7,376	455,234	Nil
	21-Feb-25	24,004	53.29	21-Feb-35	202,354
	Total	63,866			372,484	Total	28,465	2,898,014	1,756,830	448,499	14,232	878,416	291,233

50  Nutrien AGM Circular 2026

Our Board	Our Company	Our Pay	Our Shareholders	Our Annual Meeting, Voting Information, Defined Terms, FAQs and Proxy Circular Reference Material	Schedules

	Option-Based Awards					Shared-Based Awards
NEO	Option Grant Date	Number of Securities Underlying Unexercised Options	Options Exercise Price ($)	Options Expiration Date	Aggregate Value of Unexercised In the- Money Options ($)	Share Based Awards Grant Date	Number of PSUs that have not Vested(1) (#)	Market Value of PSUs that have not Vested (Performance to Date)(1)(2) ($)	Market Value of PSUs that have not Vested (Target Performance) (1)(2) ($)	Payout Value of PSUs that have Vested and are not Paid Out(2)(3) ($)	Number of RSUs that have not Vested(1)(2) (#)	Market Value of RSUs that have not Vested (Target Performance) (1)(2) ($)	Payout Value of RSUs that have Vested and are not Paid Out(1)(2) ($)

Jeff Tarsi	19-Feb-19	4,112	53.54	19-Feb-29	33,636	15-Feb-23	Nil	Nil	Nil	617,879	Nil	Nil	401,220
	17-Feb-21	23,892	56.62	17-Feb-31	121,849	23-Feb-24	17,821	1,671,868	1,099,913	Nil	8,911	549,956	Nil
	16-Feb-22	12,837	77.50	16-Feb-32	Nil	21-Feb-25	20,331	2,221,071	1,254,842	Nil	10,165	627,389	Nil
	15-Feb-23	17,161	78.95	15-Feb-33	Nil
	23-Feb-24	35,650	53.45	23-Feb-34	294,826
	21-Feb-25	33,080	53.29	21-Feb-35	278,864
	Total	126,732			729,175	Total	38,152	3,892,938	2,354,755	617,879	19,076	1,177,345	401,220

Notes:

1	Includes PSUs and RSUs credited as dividend equivalents.

2

The 2024 and 2025 PSU & RSU grants reflect the market value of grants that have not yet vested based on Nutrien’s closing share price on the NYSE on December 31, 2025 of $61.72. The PSUs also reflect tracking performance to December 31, 2025 (as applicable).

3

PSUs granted that matured in 2025 were paid out in March 2026 based on Nutrien’s average share price for the month of December 2025 on the NYSE of $46.45 and the performance multiplier of 77% for the period based on Nutrien performance for 2025, 2024, and 2023.

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Incentive plan awards – value vested or earned during the year

The following table provides details regarding the option-based, share-based and non-equity incentive-based awards that vested or were earned during the year ended December 31, 2025:

	Option-based Awards			Share-based Awards			Non-Equity Incentive Plan Compensation – Value Earned During the Year(4) ($)
NEO	Grant Date	Number Vested(1) (#)	Value Vested or Earned During the Year(2) ($)	Grant Date	PSU Value Vested or Earned During the Year(3) ($)	RSU Vested or Earned During the Year(3) ($)

Ken Seitz	17-Feb-21	18,385	Nil	15-Feb-23	1,934,455	1,256,174
	16-Feb-22	13,341	Nil
	15-Feb-23	13,432	Nil
	23-Feb-24	29,326	Nil
	Total		Nil	Total	1,934,455	1,256,174	1,385,743

Mark Thompson	17-Feb-21	12,065	Nil	15-Feb-23	420,534	273,108
	16-Feb-22	3,678	Nil
	15-Feb-23	2,920	Nil
	23-Feb-24	6,828	Nil
	Total		Nil	Total	420,534	273,108	680,458

Noralee Bradley	17-Feb-21	17,236	Nil	15-Feb-23	519,711	337,474
	16-Feb-22	5,116	Nil
	15-Feb-23	3,608	Nil
	23-Feb-24	7,867	Nil
	Total		Nil	Total	519,711	337,474	642,717

Chris Reynolds	17-Feb-21	5,678	Nil	15-Feb-23	448,499	291,233
	16-Feb-22	1,709	Nil
	15-Feb-23	3,114	Nil
	23-Feb-24	6,858	Nil
	Total		Nil	Total	448,499	291,233	560,224

Jeff Tarsi	17-Feb-21	7,723	Nil	15-Feb-23	617,879	401,220
	16-Feb-22	3,209	Nil
	15-Feb-23	4,291	Nil
	23-Feb-24	8,913	Nil
	Total		Nil	Total	617,879	401,220	757,540

Notes:

1	Vesting of stock options is determined by the Board at the time of grant. Nutrien stock options generally vest in 25% annual increments over a four-year period.

2	The value vested or earned during the year for option-based awards has been calculated based on the number of stock options vested at the time and the share prices at the time of vesting.

3	Amounts reported include PSUs and RSUs credited as dividend equivalents.

4

Represents the total payments to each NEO under Nutrien’s Annual Incentive Plan attributable to performance in 2025. Incentive paid in Canadian dollars has been converted into U.S. dollars at a 2025 average annual exchange rate of $1.00 = CAD$1.3978.

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Options exercised and value realized during the year

The following table provides details regarding the option-based awards exercised by the NEOs while in office during the year ended December 31, 2025:

NEO	Option-Based Awards
	Grant Date	Number Exercised (#)	Value Realized During the Year

Ken Seitz	18-Feb-20	28,427	$562,332
	17-Feb-21	36,770	$197,823
	23-Feb-24	29,326	$250,800

Mark Thompson	18-Feb-20	21,282	$424,431

Noralee Bradley	17-Feb-21	20,000	$118,513

Chris Reynolds	18-Feb-20	8,766	$180,273
	17-Feb-21	11,356	$69,815
	23-Feb-24	6,858	$63,909

Jeff Tarsi	19-Feb-19	5,000	$49,800

	18-Feb-20	13,846	$294,555

Total		181,631	$2,212,251

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SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table presents prescribed disclosure of the total potential maximum level of dilution under all of the Corporation’s share-based incentive compensation arrangements providing for the issuance of common shares from treasury as required under Form 51-102F5 –Information Circular. All information in the table is given based on the 481,962,233 outstanding common shares of Nutrien as at December 31, 2025.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))

Equity compensation plans approved by shareholders	(a)	(b)	(c)

Nutrien Stock Option Plan	2,244,056	$57.39	12,111,124

Agrium Legacy Stock Option/TSAR Plan Approved by Shareholders of Agrium(1)	96,900	$46.29	Nil

PotashCorp Legacy Stock Option Plans Approved by Shareholders of PotashCorp(2)	104,721	$42.45	Nil

Total	2,445,677	$56.31	12,111,124

Notes:

1

At the closing of the merger of our two legacy companies, the Corporation assumed the shareholder-approved legacy Agrium Stock Option Plan (the Agrium Legacy Stock Option Plan) and the outstanding stock options granted under the plan. The Agrium Legacy Stock Option Plan is the only legacy Agrium incentive compensation plan that is settled in treasury shares, as described in “Schedule B – Summary of Agrium Legacy Long-Term Incentive Plans.” Outstanding awards denominated in Agrium common shares have been converted to awards for Nutrien common shares (with corresponding adjustments to the exercise prices) using an exchange ratio of 2.23 Nutrien common shares for every one Agrium common share. No further stock options may be granted under the Agrium Legacy Stock Option Plan.

2

At the closing of the merger of our two legacy companies, the Corporation assumed the shareholder-approved legacy PotashCorp Performance Stock Option Plans implemented in the years prior to 2016 and the PotashCorp 2016 Long-Term Incentive Plan (collectively, the PotashCorp Legacy Stock Option Plans), and the outstanding awards (performance stock options, stock options and PSUs) granted under the plans. The PotashCorp Legacy Stock Option Plans are the only legacy PotashCorp incentive compensation plans that are settled in treasury shares, as described in “Schedule C – Summary of PotashCorp Legacy Long-Term Incentive Plans.” Only stock options remain outstanding and outstanding awards denominated in PotashCorp common shares have been converted to awards for Nutrien common shares (with corresponding adjustments to the exercise prices) using an exchange ratio of 0.4 Nutrien common shares for every one PotashCorp common share. No further awards may be granted under the PotashCorp Legacy Share-Based Plans.

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WHAT INFORMS OUR PAY

As a leading global agricultural solutions provider, delivering superior value, we need to attract, motivate and retain the brightest talent with skills across a diverse set of capabilities. This allows us to keep innovating, which is essential for achieving shared success with our customers, investors and other stakeholders who rely on the long-term success of our business. Compensation is a critical tool that helps us accomplish this objective.

Our programs have been designed with a focus on sustainable performance using measures tied to both financial and operational performance.

Our Board’s compensation-related decision making is informed by:

•	Practices of sector peers and market leaders more generally

•	Input from compensation consultants, policy leaders, employees, investors, regulators, customers, and others

•	Operational and performance data from a wide range of sources

•	Compensation principles, both creative and time-tested

•	The Board’s understanding of the Corporation’s and its leaders’ needs and opportunities

•	Its own innovative thinking, applied at both the pay design and pay application stages.

Compensation principles

The following compensation principles colour and inform our compensation-related decision making:

•	Fixed pay elements, appropriate for our size, markets and stakeholders that attract and retain market-competitive top talent and deter inappropriate compensation or other risk-taking

•	Variable pay aligned with our short- and long-term strategic objectives, corporate governance principles—including internal and external pay parity—and risk management

•	An appropriate mix of fixed and variable pay and benefits, both simple and transparent and supportive of stable pay program design over multi-year periods and integrated with the responsible operating practices essential to our longevity as a company and citizens of the planet
•	An awareness of the needs and preferences of, and the input from, the farmers for whom we created innovative solutions, the investors for whom we seek sustainable long-term value creation and the employees without whom we could not deliver any of our products, services, jobs, tax revenues or investor returns.

Application of compensation principles

These principles are reflected in our pay design and governance features:

•	Performance targets derived from both annual and longer-term business plan objectives

•	Multiple time horizons, ranging from one to 10 years, to balance short- and long-term performance goals and risks

•	Multiple performance objectives to capture a range of absolute and relative performance

•	Majority of executive pay comprised of annual incentive plan, performance share units, restricted share units and stock options

•	Post-retirement vesting of long-term incentive awards

•	Mandatory executive equity ownership guidelines including post-retirement for the CEO

•	Balancing of peer benchmarking against company-specific factors

•	Recoupment and Supplemental Recoupment Policies aligned with our expectations of integrity and investor interests

•	Anti-hedging policy applicable to directors and officers

•	“Double trigger” change in control provisions

•	Severance arrangements limited to two years

•	No granting of stock options at a discount or options repricing

•	Regular review of pay for performance sensitivity, payout modeling, Say on Pay investor input and back testing of pay plan designs.

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Compensation peer group

Nutrien benchmarks NEO compensation levels using a peer group of companies (the Compensation Peer Group). The HR&C Committee annually commissions its independent compensation consultant to review the criteria and composition of the peer group. The criteria for inclusion in the Compensation Peer Group consists of:

•	Autonomous, publicly traded companies;

•	Companies in similar industries headquartered or with their executive team based in Canada or the U.S.; and

•	Companies of a similar size, measured by revenue (generally one half to two times Nutrien’s size) with consideration to assets, enterprise value and EBITDA.

In 2025, the HR&C Committee approved no changes to the Compensation Peer Group. This Group will inform 2026 compensation decisions.

Overall, Nutrien targets the 50th percentile of the target total direct compensation (salary plus annual and long-term incentives at target) and retirement arrangements of the Compensation Peer Group, with the flexibility to recognize the unique roles and responsibilities of Nutrien’s incumbents, their particular expertise relative to market and internal pay equity. As an additional point of reference, as appropriate and for select roles, Nutrien also considers prevailing general industry pay levels in its local talent markets.

The Compensation Peer Group utilized in making the compensation decisions described in this Compensation Discussion & Analysis (CD&A) was comprised of the following companies:

•	Air Products and Chemicals, Inc.

•	Archer-Daniels-Midland Company

•	Cenovus Energy Inc.

•	CF Industries Holdings, Inc.

•	Corteva, Inc.

•	Deere & Company

•	Dow, Inc.

•	DuPont de Nemours, Inc.

•	Ecolab Inc.

•	Enbridge Inc.
•	FMC Corporation

•	Freeport-McMoRan Inc.

•	LyondellBasell Industries N.V.

•	Newmont Corporation

•	PPG Industries, Inc.

•	Suncor Energy Inc.

•	The Mosaic Company

•	The Sherwin Williams Company

•	TC Energy Corporation

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HOW WE OVERSEE OUR PAY

HR&C Committee’s mandate

The HR&C Committee reviews and recommends to the Board the company’s executive compensation philosophy, strategy, principles, and program design and oversees the administration of these compensation plans, policies and programs.

One of the primary purposes of the HR&C Committee is to assist the Board in fulfilling its oversight responsibilities for executive compensation. Together with the Board, the HR&C Committee is committed to getting Nutrien’s approach to human resources matters and compensation right, both for shareholders and for the Corporation’s long-term success.

HR&C compensation-related charter provisions

The executive compensation elements of the HR&C’s committee charter focus on:

•	Evaluating executives’ performance and recommending appropriate compensation in light of that performance

•	Overseeing the instruments that deliver pay-for-performance

•	Mitigating compensation risk; and

•	Putting in place a process to determine competitive compensation levels, aimed at attracting, motivating and retaining executives, and overseeing the execution of this process.

HR&C Committee member qualifications

Each of the HR&C committee members is an independent director who has been determined to possess human resources literacy, meaning an understanding of compensation theory and practice, human resources management and development, succession planning and executive development. Such knowledge and capability includes: (i) current or prior experience working as a chief executive or senior officer of a major organization (which provides significant financial and human resources experience); (ii) involvement on board compensation committees of other entities; and (iii) experience and education pertaining to financial accounting and reporting, which is integral to managing executive incentive compensation, and familiarity with internal financial controls.

HR&C Committee input, including independent compensation consultant

To support the decision-making process, the HR&C Committee receives input from management, independent advice from external advisors and input from other sources. Ultimately, all decisions and recommendations to the Board are the HR&C Committee’s own.

As part of this process, the HR&C Committee engaged WTW as their independent compensation consultant, a role it has filled since 2018. Below is a summary of the work that was conducted in 2025:

•	Completed a competitive compensation review for Nutrien’s executive positions

•	Evaluated the appropriateness of peer companies and metrics used in Nutrien’s compensation programs

•	Conducted an assessment of the risks inherent in Nutrien’s compensation programs

•	Reported on executive compensation best practices and evolving corporate governance trends

•	Conducted research, prepared studies and provided advice on matters as assigned by Nutrien’s HR&C Committee

•	Supported the review of Nutrien’s management proxy circular; and

•	Analyzed the pay-for-performance alignment for Nutrien’s CEO compensation.

Other distinct teams at WTW serve as management’s consultant with respect to Nutrien’s retirement and benefit programs.

In 2025, WTW billed $256,000 in executive compensation related fees. Fees capture support to Nutrien’s HR&C Committee for executive compensation advisory services and exclude fees related to retirement programs. All other fees of $4,361,000 include Defined Benefit (DB) and Defined Contribution (DC) Enhanced Advisory Fees of $2,000,000 that are paid by plan participants (DC) or via trust (DB). The annual total billed was $4,617,000.

In 2024, WTW billed $392,928 in executive compensation related fees. All other fees of $4,276,868 include DB and DC Enhanced Advisory Fees of $2,000,000 that are paid by plan participants (DC) or via trust (DB). The annual total billed in 2024 was $4,669,796.

Notes: Fees incurred in Canadian dollars have been converted to U.S. dollars at a rate of $1.00 = CAD$1.3978 for 2025, $1.00 = CAD$1.3698 for 2024.

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The HR&C Committee is aware of the potential conflict of interest associated with the non-executive compensation services and diligently ensures processes are followed to preserve the consultant’s independence. All work performed is and must be pre-approved by the HR&C Committee, taking into account whether or not the work would compromise their independence. To date, the HR&C Committee is satisfied that WTW continues to provide the HR&C Committee with impartial advice independent of direct or indirect influence of management. However, the HR&C Committee may from time to time seek second opinions on substantive issues.

The HR&C Committee based its 2025 decision concerning the independence of WTW on the following:

•	Members of the executive compensation consulting team are not responsible for selling other services to Nutrien and receive no incentive or other compensation based on the fees charged to Nutrien for other services provided

•	The executive compensation consulting team is separate and distinct from the teams that assist Nutrien’s management with the other services provided

•	The executive compensation consultants do not have a business or personal relationship with any of the committee members or management, and do not own Nutrien shares other than possibly through mutual funds; and

•	WTW has strict protocols and processes in place to mitigate conflicts of interest and all consultants are required to adhere to a code of conduct.

HR&C Committee roles in CEO and NEO compensation

The HR&C Committee assesses the CEO’s performance and makes compensation recommendations for the CEO to the independent members of the Board for approval. With respect to the other executive officers, the CEO’s assessment of their performance is taken into account when making compensation decisions. The HR&C Committee reviews and approves the compensation structure and evaluation process for these other executives, following a year-long process that includes:

•	Assessing compensation risk, competitiveness, and pay-for-performance alignment

Approving:

•	Annual incentives and vested LTIP payouts for the previous year

•	Base salary, long-term incentive grants and incentive targets for the current year

•	Performance targets for the coming year

Reviewing and approving:

•	CD&A and compensation disclosures for inclusion in the management proxy circular

•	The PSU Peer Group

•	Compensation philosophy and Compensation Peer Group

Reviewing:

•	Human capital management and inclusion initiatives

•	Shareholder feedback from “Say on Pay” vote

•	Achievements against performance targets

•	The executive succession plan

•	Compensation governance trends

•	Retirement and benefit programs

•	Achievements against performance targets

•	Independence of compensation consultant

•	Compliance with executive equity ownership guidelines.

HR&C Committee oversight of compensation risk management

As part of its mandate, the HR&C Committee:

•	Actively engages with the senior leaders to understand the connection between the executive compensation program and business strategy;

•	Governs compensation plan design, the selection of peer groups, the elements of compensation, the level of executives that participate and award distribution, in order to assess potential impact on business risk (including human resource risk);

•	Retains an external compensation consultant to provide independent advice on market data, plan design and corporate governance best practices, and regularly commissions an independent risk assessment;

•	Oversees a robust process to assess performance; and

•	Considers the implications of the potential risks associated with Nutrien’s compensation policies and practices.

In fulfilling its mandate related to risk management, the HR&C Committee worked with WTW to conduct a compensation program risk assessment. The Committee concluded that there are no risks arising from Nutrien’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

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Specific corporate governance policies and requirements related to compensation risk management include:

•	Recoupment Policy. In accordance with the amended NYSE listing standards and related SEC rules and guidance, Nutrien adopted in 2023 a new written compensation recovery policy providing (subject to limited exceptions) for the required recovery, in the event of a triggering accounting restatement, of certain excess incentive-based compensation received (on or after October 2, 2023 and within an applicable three-year recovery) by a current or former executive officer that is based on erroneously reported financial information.

•	Supplemental Recoupment Policy. Our Supplemental Recoupment Policy allows for the discretionary recovery from a current or former executive officer of any excess incentive compensation granted or paid to the executive officer where the original award was calculated based on the achievement of certain financial results that were later subject to a financial restatement by reasons of material non-compliance with securities laws and the need for the restatement was caused or partially caused by the executive officer’s intentional misconduct, dishonesty or fraud.
•	Mandatory executive equity ownership requirements. Our executives are expected to meet their mandatory executive equity ownership requirements of six times salary for the President and CEO and one and a half to three times salary for our Executive Vice Presidents. The President and CEO’s hold period extends one year post retirement.

•	Securities Trading Policy. Our Securities Trading Policy prohibits directors and officers from entering into derivative or similar transactions with respect to their securities of the Corporation, holding their securities in a margin account or pledging their securities as collateral for loans, because such arrangements could reduce the risk of equity ownership by directors and officers and negate the alignment of interests of directors and officers with those of shareholders.

Burn rates

The annual burn rates over the last three financial years for common shares granted annually under the Stock Option Plan are as set out in the table below. In accordance with the rules of the TSX, the burn rate is calculated by dividing the number of share-based awards granted under the share-based compensation arrangement during the applicable fiscal year by the weighted average number of securities outstanding for the applicable fiscal year, expressed as a percentage.

	Burn Rate

Share-based Compensation Arrangements	2025	2024	2023

Nutrien Stock Option Plan	0.11%	0.13%	0.06%

Legacy awards made under the Agrium Legacy Stock Option Plan and the PotashCorp Legacy Stock Option Plans will continue to vest and be exercised or settled until all stock options are exercised, expire or are terminated in accordance with their terms (the last expiry date is in 2027) following which the legacy plans will terminate.

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RETIREMENT ARRANGEMENTS

NEOs participate in both registered (or qualified) plans and non-registered (or non-qualified) plans. The plans are of the defined contribution (DC Plans) or defined benefit (DB Plans) type.

Summary of retirement arrangements

Seitz, Thompson, Bradley, Tarsi, and for credited service, effective August 7, 2023 forward, Reynolds

DC Plan

•

Nutrien contributes up to 9% of eligible earnings up to the DC Earnings Limit

•

The DC Earnings Limit is the maximum imposed by the Income Tax Act (Canada) on registered DC plans. For consistency, the same DC Earnings Limit applies to both Canadian and U.S. NEOs

DC Excess Plan

•

Nutrien makes notional contributions up to 9% of eligible earnings above the DC Earnings Limit for Canadian NEOs prior to joining the DB SEPP

•

The DC Excess Plan is unfunded; benefits are paid from Nutrien’s general revenues

•

The DC Excess Plan is secured through a letter of credit or surety bond held by a third-party trustee

DB Supplemental Executive Pension Plan (SEPP)

•

Provides a pension benefit of 2% of the average of the three years’ highest earnings multiplied by years of service as a designated executive

•

Earnings for pre-2020 service are defined as salary in excess of the DC Earnings Limit plus actual incentive to a maximum of the target incentive, capped at $2,500,000 for the CEO and $1,000,000 for other NEOs

•

Earnings for post-2019 service are defined as salary in excess of the DC Earnings Limit, plus target incentive to a maximum of 50% of the NEO’s base salary

•

Nutrien does not grant additional service credit, except as needed to recognize the notice period in the event an NEO is terminated without cause

•

Total pension payable is limited to 70% of final salary

•

Normal retirement is age 60. Early retirement is available at age 55; however, pension benefits are reduced by 6% for each year retirement occurs before age 60

•

Benefits are paid for life with a 60% spousal survivor pension or a 15-year guarantee if no spouse at retirement

•

Participants that enter the plan vest at 16.7% per year

•

The DB SEPPs are unfunded; benefits are paid from Nutrien’s general revenues

•

The DB SEPP for Canadian NEOs is secured through a letter of credit or surety bond held by a third-party trustee. The DB SEPP for the U.S. NEOs is not secured

Reynolds, for credited service from date of hire through August 6, 2023

DB Plan

•

Provides a pension benefit of 1.5% of final average compensation restricted by IRS pay limits, multiplied by years of service

•

Final average compensation is the average of the highest five years, as of August 6, 2023. Earnings are defined as total compensation including amounts under the annual incentive plan

•

Normal retirement is age 65. Early retirement is available at age 55 with at least five years of service, however pension benefits are reduced by 6% for each year between ages 65 and 60, and 4% for each year between ages 60 and 55

Legacy DB Supplemental Executive Retirement Plan (SERP)

•

Provides the DB Plan benefit without regard to the IRS limit less actual pension benefits paid from the DB Plan

•

The Legacy DB SERP benefits are paid as a lump sum payment from Nutrien’s general revenues

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Retirement arrangements value disclosure

The following table presents the benefits accumulated under the DC Plans as of December 31, 2025:

NEO	Accumulated value at start of year(1) ($)	Compensatory(1) ($)	Accumulated value at year-end(1) ($)

Ken Seitz	142,344	14,513	191,014

Mark Thompson(2)	450,065	14,513	537,927

Noralee Bradley	124,169	14,513	170,134

Chris Reynolds	731,721	14,513	956,533

Jeff Tarsi	1,930,982	25,892	2,372,897

Notes:

1

Dollar accumulated value amounts have been converted from Canadian dollars to U.S. dollars using the Bank of Canada exchange rate on December 31, 2025 and 2024 of $1.00 = CAD$1.3706 and $1.00 = CAD$1.4389, respectively and the compensatory amounts at the 2025 annual average exchange rate of $1.00 = CAD$1.3978.

2	Includes benefits accumulated under the DC Excess Plan prior to joining the DB SEPP.

The following table presents, as at December 31, 2025, accrued pension obligations and projected annual retirement benefits associated with the DB Plan, Legacy DB SERP and DB SEPP payable to NEOs assuming the NEOs were to retire as of the stated dates:

	Number of years credited service(1) (#)	Annual benefits payable(2)(3) ($)			Opening present value of defined benefit obligation(4)(5) ($)		Non compensatory change(4)(7) ($)	Closing present value of defined benefit obligation(4)(5) ($)
NEO		At year end(4)	At age 60(4)	At age 65(4)		Compensatory change(4)(6) ($)

Ken Seitz	6.250	145,548	220,430	334,301	1,775,396	348,693	118,011	2,242,100

Mark Thompson	6.583	93,230	341,181	411,879	1,070,771	310,056	13,063	1,393,890

Noralee Bradley	5.832	90,662	101,638	179,366	1,142,182	247,143	81,482	1,470,807

Chris Reynolds(8)	22.403	234,006	329,560	395,890	1,437,259	192,524	62,513	1,692,296

Jeff Tarsi	3.334	57,380	57,380	90,373	564,299	242,689	(9,321)	797,667

Notes:

1	None of the NEOs have been credited with additional years of service above the years of service with the Corporation.

2	The normal retirement age for all NEOs is 60. The normal retirement age for Mr. Reynold’s Legacy DB SERP is 65, however, reduced benefits are available at age 55 with 5 years of service.

3	The projected annual pension benefits are calculated assuming the highest average earnings remain unchanged from December 31, 2025.

4

For Canadian plan members, the annual benefits payable and the defined benefit obligations as at December 31, 2025 have been converted from Canadian dollars to U.S. dollars using the exchange rate on December 31, 2025 of $1.00 = CAD$1.3706. The defined benefit obligation as at December 31, 2024 was converted at the December 31, 2024 exchange rate of $1.00 = CAD$1.4389. The remaining components were converted at the 2025 average annual exchange rate of $1.00 = CAD1.3978.

5

The present value of defined benefit obligations is the actuarial value of projected benefits for service accrued to the beginning of year and end of year. The calculation of the amounts shown in the table used actuarial assumptions and methods that are consistent with those used for calculating pension obligations disclosed in the respective consolidated financial statements. For key assumptions used, see the notes to the Corporation’s audited consolidated financial statements.

6

The amount related to service cost and compensation changes differs from the assumptions (as utilized for purposes of calculating pension obligations as disclosed in the Corporation’s audited consolidated financial statements).

7	The amount related to items such as interest on the obligation, the impact of changes in the discount rate assumption and changes in the U.S. exchange rate for Canadian-based executives.

8

Effective August 6, 2023, Mr. Reynolds’ benefits under the DB Plan and the Legacy DB SERP were frozen and he began to accrue benefits under the Canadian DB SEPP starting August 7, 2023. Accordingly, the annual benefits payable, the credited service, the opening present value and the closing present value of defined benefit obligation include the benefits accrued under the DB Plan and the Legacy DB SERP through August 6, 2023 and under the Canadian DB SEPP thereafter.

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EMPLOYMENT AGREEMENTS, TERMINATION & CHANGE IN CONTROL

The HR&C Committee believes that executive employment agreements for the Corporation’s senior executives are a necessary component of a competitive executive compensation program and an important risk management tool by creating certainty in severance and other benefits payable upon certain termination events.

Our senior executives have each entered into a standardized executive employment agreement with Nutrien.

Highlights of the Executive Employment Agreements

1	Simplifies our overall executive compensation program by aligning our executive employment agreements and the annual and long-term compensation plans.

2

Does not provide for special treatment of long-term incentives if the executive officer leaves under various circumstances. Treatment of long-term incentives is covered by the long-term incentive plans.

3

Change in control provisions, as applicable, are double trigger, which means that within two years of a change in control, the Corporation must terminate the executive without cause, or the executive must resign for good reason, for the payouts and benefits to be triggered.

4

Severance arrangements serve as consideration for restrictive covenants imposed on the executive, including an agreement not to compete or solicit following his or her departure, and an agreed form of release.

5	Agreement that incentive awards may be subject to recoupment or clawback under the Corporation’s Recoupment Policy or Supplemental Recoupment Policy.

Incremental amounts payable

The following table presents the incremental amounts payable to each NEO in two different circumstances, assuming the event occurred on December 31, 2025. There are no incremental amounts payable if the NEO retires, resigns voluntarily or is terminated for cause, or on a change in control without termination. PSUs, RSUs and and stock options are treated according to the terms and conditions of the long-term incentive plans. See below for information about the NEO employment agreements.

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NEO	Termination without Cause/ Constructive Dismissal – No Change in Control(1) ($)	Termination without Cause/ Constructive Dismissal – Within Two Years of a Change in Control(1) ($)

Ken Seitz

Salary/Annual Incentive	4,311,420	4,311,420

Benefits	40,159	40,159

Long-Term Incentives

PSUs(2)	Nil	7,798,615

RSUs(2)	Nil	3,899,308

Stock Options(3)	Nil	1,656,387

Pension Benefits	777,265	777,265

Total Compensation	5,128,844	18,483,154

Mark Thompson

Salary/Annual Incentive	2,638,042	2,638,042

Benefits	31,288	31,288

Long-Term Incentives

PSUs(2)	Nil	2,085,116

RSUs(2)	Nil	1,087,329

Stock Options(3)	Nil	425,599

Pension Benefits	431,489	431,489

Total Compensation	3,100,819	6,698,862

Noralee Bradley

Salary/Annual Incentive	2,461,954	2,461,954

Benefits	31,210	31,210

Long-Term Incentives

PSUs(2)	Nil	2,015,530

RSUs(2)	Nil	1,007,765

Stock Options(3)	Nil	427,334

Pension Benefits	692,138	692,138

Total Compensation	3,185,302	6,635,931

Chris Reynolds

Salary/Annual Incentive	2,145,960	2,145,960

Benefits	28,192	28,192

Long-Term Incentives

PSUs(2)	Nil	1,756,830

RSUs(2)	Nil	878,416

Stock Options(3)	Nil	372,484

Pension Benefits	435,141	435,141

Total Compensation	2,609,293	5,617,023

Jeff Tarsi

Salary/Annual Incentive	2,846,477	2,846,477

Benefits	24,497	24,497

Long-Term Incentives

PSUs(2)	Nil	2,354,755

RSUs(2)	Nil	1,177,345

Stock Options(3)	Nil	499,979

Pension Benefits	326,672	326,672

Total Compensation	3,197,646	7,229,726

Notes:

1	Compensation paid in Canadian dollars has been converted into U.S. dollars at the December 31, 2025 exchange rate of $1.00 = CAD$1.3706.

2

Values for the 2024 and 2025 PSU and RSU grants that have not yet vested are based on Nutrien’s closing share price on the NYSE on December 31, 2025 of $61.72 and assumes target performance. Actual payouts will vary depending upon Nutrien’s share price and the percentage of PSUs and RSUs held by the NEO that vest based on actual performance.

3

Values for stock options are based on stock options that are in-the-money based on Nutrien’s closing share price on the NYSE on December 31, 2025 of $61.72 and in the event of a change in control assumes immediate full vesting of all stock options held by the NEO as at December 31, 2025. Actual payouts will vary depending upon Nutrien’s share price and the number of stock options held by the NEO that vest.

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Key provisions of employment agreements

Severance Period	24-months

Termination without Cause or Resignation for Good Reason – No Change in Control, or Within Two Years of a Change in Control

The senior executive is entitled to a lump sum cash payment equal to:

•

Base salary for the severance period

•

Annual incentive at target, prorated for the portion of the year worked, plus annual incentive at target for the severance period

•

The cost to Nutrien of benefits for the severance period

•

The value of Nutrien’s contributions to the DC Plan for the severance period.

The senior executive is also entitled to:

•

DB SEPP service credit over the severance period

•

Vesting and settlement of PSUs, RSUs and stock options, as applicable, according to the terms and conditions of our long-term incentive plans.

Restrictive Covenants	12-month non-competition provision. 24-month non-solicitation provision.

For information about our long-term incentive plans, please see the following:

•	Schedule A – Summary of Nutrien Long-Term Incentive Plans

•	Schedule B – Summary of Agrium Legacy Long-Term Incentive Plans; and

•	Schedule C – Summary of PotashCorp Legacy Long-Term Incentive Plans.

“Double trigger” change in control provisions

We define change in control as follows:

•	The acquisition by a person or entity of 30 percent or more of Nutrien’s common shares

•

A sale or other disposition of 50 percent or more of the book value of the fixed assets of the Corporation, or the fixed assets of substantially all of an operating segment of the Corporation (but only with respect to the executives responsible for such operating segment)

•

A business combination with another person or entity, unless the total voting power of Nutrien’s common shares before the business combination is at least 50 percent of the total voting power of the surviving person or entity, and the total such voting power among the holders of Nutrien’s common shares after the business combination is in substantially the same proportion as the total voting power among such holders before the business combination

•	A change of more than 50 percent in the directors on the Board as a result of a contested election of directors

•	A Board resolution indicates that a change in control of the Corporation has occurred or is imminent.

We define good reason as follows:

•	A substantial diminishment of the executive’s authorities, duties, responsibilities or status

•	A reduction in or failure to increase annual base salary, other than in line with other similarly situated employees

•	A substantial reduction in target compensation that is not replaced by alternative compensation, other than in line with other similarly situated employees;

•	A failure to continue participation in the annual or long-term incentive program in line with other similarly situated employees, that is not replaced by alternative compensation

•

A failure to continue participation in the benefit plans, retirement program or post-retirement benefits program in line with other similarly situated employees, other than the discontinuance of a defined benefit pension plan that is replaced by a defined contribution pension plan effective no earlier than the next compensation cycle

•	The assignment of any significant, ongoing duties inconsistent with the executive’s skills, duties, position, responsibilities or status

•	A relocation at the request of the corporation to more than 80 km from the executive’s current job location or office

•	A material breach by the Corporation of the executive’s employment agreement.

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OUR SHAREHOLDERS

SHAREHOLDER PROPOSALS

Shareholder proposals to be considered for inclusion in the 2027 management proxy circular must be received by us between December 7, 2026 and February 4, 2027 by email to corporatesecretary@nutrien.com, or by mail or courier to Nutrien Ltd., Suite 1700, 211-19th Street East, Saskatoon, SK, S7K 5R6, Attention: Corporate Secretary.

SHAREHOLDER AND OTHER STAKEHOLDER ENGAGEMENT

We believe that engaging constructively with our shareholders and other stakeholders is important, particularly on matters concerning governance and executive compensation. Our comprehensive program allows us to regularly engage and dialogue with our stakeholders on important issues.

Shareholders are encouraged to participate in the Corporation’s governance by attending the annual meeting and posing questions to the Board and management. The Board believes that including an advisory vote on executive compensation opens additional channels of communication between the Board and shareholders. Under our “Say on Pay” and Shareholder Engagement Policy, shareholders who vote against the advisory resolution are encouraged to contact the Board to discuss their specific concerns, which are considered and passed on to either or both of the Board chair or the HR&C Committee chair.

We also facilitate votes on shareholder proposals submitted in compliance with applicable law. Voting results are given appropriate consideration in developing Nutrien’s governance policies and compensation philosophy.

Below are some highlights of our communications and external engagement activities for shareholders and other stakeholders.

Say on Pay and Shareholder Engagement Policy	Our Say on Pay and Shareholder Engagement Policy reinforces our commitment to have meaningful and constructive shareholder engagement and to consider the results of our advisory vote on executive compensation. The policy is available on our website at www.nutrien.com/about/corporate-governance.

Public Disclosure	Each year, we facilitate various channels of communication through the Corporation’s various public disclosures, such as the annual report, management proxy circular, annual information form, financial statements, news releases and regular updates to our webpage.

Sustainability Report	Our Sustainability Report is meant to communicate our sustainability priorities with shareholders and other stakeholders. The Sustainability Report provides annual reporting on Nutrien’s strategy and performance related to relevant sustainability topics.

Earnings Conference Call	Management hosts quarterly earnings conference calls to review financial and operating results, which are accessible to the public.

Investor Day	Nutrien hosts investor days periodically that include presentations by our senior officers and updates on strategic initiatives. These events and presentations are made available by webcast and the presentations are posted on our website at www.nutrien.com/news/events.

Investor Meetings and Conferences	Nutrien participates in investor meetings and conferences to update stakeholders on our business performance and outlook. In 2025, we participated in a combination of in-person and virtual meetings and conferences.

Contact Information	We have a dedicated email address for general inquiries and investor and corporate relations contacts and phone numbers on our website at www.nutrien.com/contact-us.

Audit Committee Whistleblower Procedures	Access to the Audit Committee to communicate complaints concerning the Corporation’s accounting, internal accounting controls, or auditing matters is available pursuant to the Audit Committee Whistleblower Procedures which are available on our website at
www.nutrien.com/about/corporate-governance.

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OUR ANNUAL MEETING, VOTING INFORMATION, DEFINED TERMS, FAQS, AND PROXY CIRCULAR REFERENCE MATERIAL

DEFINITION OF TERMS

In this circular, unless the context requires otherwise, reference to the following terms shall have the meanings ascribed below:

Terminology	Definition

Aboriginal Peoples	Persons who are Indians, Inuit or Métis

Agrium	Agrium Inc., one of Nutrien’s legacy entities which has changed its name to Nutrien (Canada) Holdings ULC

circular	This management proxy circular, including the schedules to this circular

common shares, shares or Nutrien shares	Common shares of Nutrien

designated groups	Women, Aboriginal Peoples, persons with disabilities and members of visible minorities

meeting or 2025 annual meeting	The annual meeting of shareholders of Nutrien to be held on Wednesday, May 6, 2026, or any adjournment or postponement of the meeting

members of visible minorities	Persons, other than Aboriginal Peoples, who are non-Caucasian in race or non-white in colour

notice of meeting	The notice sent to shareholders of Nutrien showing the date and time of the meeting. The link to this circular and other meeting materials posted on SEDAR+ at www.sedarplus.ca and at www.nutrien.com/investors/shareholder-information/notice-and-access

Nutrien, the Corporation, the Company, we, us or our	Nutrien Ltd.

NYSE	New York Stock Exchange

persons with disabilities	Persons who have a long-term or recurring physical, mental, sensory, psychiatric or learning impairment, and who consider themselves to be disadvantaged in employment because of that impairment, or believe that an employer or potential employer is likely to consider them to be so disadvantaged. The term also includes persons whose functional limitations resulting from their impairment have been accommodated in their current job or workplace

PotashCorp	Potash Corporation of Saskatchewan Inc., one of Nutrien’s legacy entities

Sustainability	Refers to activities that maintain or enhance our ability to create value over the long-term

TSX	Toronto Stock Exchange

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VOTING INFORMATION – ADMINISTRATIVE

Voting Shares

Who can vote

You are entitled to one vote per common share held on March 18, 2026, the record date.

Outstanding common shares

There were 481,162,557 common shares outstanding on March 18, 2026, the record date.

Principal shareholders

As of the record date, to the knowledge of Nutrien’s directors and executive officers, there are no shareholders that beneficially own, control, or direct, directly or indirectly, common shares carrying more than 10 percent of the votes attached to the common shares that may be voted at the meeting.

Quorum

A quorum for the transaction of business at the meeting is two shareholders present including by duly appointed proxy, together holding or representing not less than 33 percent of the votes attached to the common shares that may be voted at the meeting. If a quorum is present at the opening of the meeting, shareholders present may proceed with the business of the meeting even if a quorum is not present throughout the meeting. If a quorum is not present at the opening of the meeting or within a reasonable time thereafter, as the shareholders may determine, the shareholders present or represented may adjourn the meeting to a fixed time and place, but shareholders may not transact any other business.

Notice and access

As permitted by Canadian securities regulatory authorities and pursuant to exemptions from the sending of financial statements and proxy solicitation requirements granted by the Director of Corporations Canada, we are using notice and access to deliver our meeting materials, including this circular and our 2025 audited consolidated annual financial statements and related management’s discussion and analysis, to both our non-registered (beneficial) shareholders and registered shareholders. This means that our meeting materials are posted online on our website at www.nutrien.com/investors/shareholder-information/notice-and-access, under our profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar/search for shareholders to access, instead of being mailed to shareholders. Notice and access reduces printing and mailing costs and is more environmentally friendly as it uses less materials and energy consumption.

You will receive a package in the mail which will include a form of proxy or voting instruction form, with instructions on how to vote your common shares and access the meeting materials electronically.

You may also request a paper copy of the meeting materials at no cost to you at any time prior to the meeting by contacting our transfer agent, Computershare Investor Services Inc. to align with ancillary meeting materials (Computershare) (in the case of registered shareholders), by phone at 1-866-962-0498 (toll-free within Canada and the U.S.) or 514-982-8716 (outside Canada and the U.S.) or Broadridge Investor Communications Solutions, Inc. (in the case of non-registered (beneficial) shareholders) by going to www.proxyvote.com or by phone at 1-877-907-7643 (toll-free within Canada and the U.S.) or 303-562-9305 (English) or 303-562-9306 (French) (outside Canada and the U.S.). If you are a registered shareholder and have previously provided standing instructions indicating that you wish to receive paper copies of the meeting materials, you may revoke your instructions by calling Computershare at the number above. Beneficial shareholders should contact their intermediary to change their instructions.

If you request a paper copy of the meeting materials, you will not receive a new form of proxy or voting instruction form. Therefore, you should keep the original form sent to you in order to vote your common shares.

See “Other Information – Additional Information” if you would like to access the meeting materials and other information electronically or at any time after the meeting.

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Voting instructions

TO BE COUNTED PROXIES MUST BE RECEIVED NO LATER THAN 1:30 p.m. (CENTRAL STANDARD TIME) ON MONDAY, MAY 4, 2026 (OR, IF THE MEETING IS ADJOURNED OR POSTPONED, NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME AND DATE OF THE ADJOURNED OR POSTPONED MEETING).

In order to ensure that your proxy is received in time for Nutrien’s annual meeting of shareholders to be held on Wednesday, May 6, 2026, we recommend that you vote in the following ways:

Voting Method	Internet	Telephone	Mail

Beneficial Shareholders If your shares are held with a broker, bank or other intermediary.	Go to www.proxyvote.com and enter your 16-digit control number located on your voting instruction form.

Canadian:

Call 1-800-474-7493

U.S.:

Call 1-800-454-8683 and provide your 16-digit control number located on your voting instruction form. If you vote by telephone, you cannot appoint anyone other than the appointees named on your voting instruction form as your proxyholder.

Complete, sign and date your voting instruction form and return it in the envelope provided.

Registered Shareholders If your shares are held in your name and represented by a physical certificate or Direct Registration System (DRS) advice.	Go to www.investorvote.com and follow the instructions. You will need your 15-digit control number, which is on your proxy form.

Call 1-866-732-VOTE

(8683) from a touch-tone phone and follow the voice instructions. You will need your 15-digit control number, which is on your proxy form. If you vote by telephone, you cannot appoint anyone other than the appointees named on your proxy form as your proxyholder.

Complete, sign and date your proxy form and return it to Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 in the envelope provided.

Shareholders who wish to appoint a third party as their proxyholder (i.e., persons other than the persons designated by Nutrien on the form of proxy or identified on the voting instruction form (including a non-registered shareholder who wishes to appoint themselves)) to represent them at the meeting MUST submit their form of proxy or voting instruction form, appointing that proxyholder.

If your proxyholder will be attending the meeting virtually you MUST also register that proxyholder by visiting www.computershare.com/Nutrien by 1:30 p.m. (Central Standard Time) on May 4, 2026 or, if the meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the adjourned or postponed meeting, and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a username via email. Registering your proxyholder is an additional step to be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a username that will act as their online sign-in credentials, which is required for them to vote at the meeting. See “Voting by Proxy” for additional information on registering proxyholders.

Attending the meeting virtually

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at our annual meeting online webcast at https://meetings.lumiconnect.com/400-282-047-677 (password: nutrien2026). Such persons may enter the meeting by clicking “I have a username” and entering a valid control number (which acts as the username), or in the case of duly appointed proxyholders their provided username, and the password: nutrien2026 (case sensitive) before the start of the meeting. Registered shareholders or their duly appointed proxies may and are encouraged to submit questions while connected to the meeting on the internet. If you wish to submit a comment or question, you may do so by logging into the virtual meeting platform, selecting the messaging icon, typing your comment or question within the box at the top of the screen and clicking the send button. Comments or questions can be submitted commencing at the start of the meeting. We will announce when there is a short time remaining for the submission of any comments or questions in connection with each formal motion. This is consistent with the Corporation’s practice at its last four annual meetings of shareholders, all held

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virtually including the messaging functionality, which is continuously monitored during the course of the meeting by the chair and other Corporation personnel present to ensure that all comments and questions are addressed. Comments or questions will be read aloud before being addressed, and the name of the submitting shareholder or proxyholder may be disclosed. Comments or questions that are redundant or that have inappropriate language or are otherwise unduly disruptive to the orderly conduct of the meeting will not be addressed, and questions that are not part of the formal discussion of the meeting’s items of business may not be addressed. In each previous annual meeting of shareholders held virtually, all comments made or questions posed, have been read aloud and addressed. We expect to have sufficient time for all comments or questions at the meeting. In the unlikely event that this is not the case, we will communicate with you after the meeting if you have provided your contact information or may choose to post responses on our Investor Relations website at www.nutrien.com/investors. Guests, including non-registered (beneficial) shareholders who have not duly appointed themselves as a proxyholder, can login to the meeting by clicking “I am a guest” and completing the online form. Guests will be able to listen to the meeting, but will not be permitted to ask questions or vote at the meeting. See “How to Vote” for additional information on voting at the meeting and “Voting by Proxy” for additional information on appointing yourself as a proxyholder and registering with Computershare.

If you attend the meeting virtually, it is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences. You should ensure you have a strong, preferably high-speed, internet connection wherever you intend to participate in the meeting. The meeting will begin promptly at 1:30 p.m. (Central Standard Time) on May 6, 2026, unless otherwise adjourned or postponed. Online check-in will begin one hour prior to the meeting, at 12:30 p.m. (Central Standard Time). You should allow ample time for online check-in procedures. Should you have any questions or require assistance, please contact Lumi at support-ca@lumiglobal.com. Technical support will only be available once online check-in begins, one hour prior to the meeting, at 12:30 p.m. (Central Standard Time).

How to vote

How you vote depends on whether you are a non-registered (beneficial) or registered shareholder. You are a non-registered (beneficial) shareholder if the shares you own are registered for you in the name of an intermediary such as a bank, trust company, securities broker or other nominee. You are a registered shareholder if the shares you own are registered directly in your name. You can vote online at the meeting or you can appoint someone to attend the meeting online and vote your shares for you (called voting by proxy). Please read these instructions carefully.

Shareholders may contact Sodali & Co. by telephone at 1-833-711-5527 (toll-free in North America) or 1-289-695-3075 for banks, brokers, and callers outside North America or by email at assistance@investor.sodali.com.

	Non-registered (beneficial) shareholders	Registered shareholders

Are you a registered or beneficial shareholder?	Your intermediary has sent you a notice and access notice and voting instruction form. We may not have records of your shareholdings as a non-registered (beneficial) shareholder, so you must follow the instructions from your intermediary to vote.	We have sent you a notice and access notice and notice proxy form. A proxy is a document that authorizes someone else to attend the meeting online and vote for you.

If you want to attend the meeting virtually and vote online

If you wish to vote at the meeting online, you have to appoint yourself as proxyholder by inserting your name in the space provided for appointing a proxyholder and must follow all of the applicable instructions, including the deadline, provided by your intermediary.

If you do not duly appoint yourself as proxyholder then you will not be able to ask questions or vote at meeting, but will be able to attend the meeting online as a guest. This is because we and our transfer agent, Computershare, do not have a record of the non-registered shareholders, and, as a result, will have no knowledge of your shareholdings or entitlement to vote unless you appoint yourself as proxyholder. Guests will be able to listen to the meeting, but will not be able to vote or submit questions at the meeting.

Do not complete the proxy form or return it to us. Simply login to the meeting and complete a ballot in your own name online during the meeting.

The control number located on the proxy form or in the email notification you received is your username for purposes of logging in to the meeting. See “Attending the Meeting Virtually” for additional information on how to login to the meeting.

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	Non-registered (beneficial) shareholders	Registered shareholders

Computershare will provide you with a control number that will act as your online username and sign-in credentials by email after the proxy voting deadline has passed and you have been duly appointed. You must register with Computershare by visiting www.computershare.com/Nutrien by 1:30 p.m. (Central Standard Time) on May 4, 2026 or, if the meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the adjourned or postponed meeting, and provide Computershare your contact information so that Computershare may provide you with a control number via email after the proxy voting deadline has passed. This control number is your username for purposes of logging in to the meeting. See “Attending the Meeting Virtually” for additional information on how to login to the meeting and “Voting by Proxy” for additional information on appointing yourself as proxyholder and registering with Computershare.

If you do not plan to attend the meeting virtually

Complete the voting instruction form and return it to your intermediary.

You can either mark your voting instructions on the voting instruction form or you can appoint another person (called a proxyholder) to attend the meeting online and vote your shares for you.

If you appoint a proxyholder other than the individuals designated by Nutrien on the voting instruction form such proxyholder will only be able to attend the meeting virtually, you must submit your voting instruction form appointing that proxyholder. You must register that proxyholder by visiting www.computershare.com/Nutrien by 1:30 p.m. (Central Standard Time) on May 4, 2026 or, if the meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the adjourned or postponed meeting, and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a username via email. Computershare will then provide the proxyholder with a username by email after the proxy voting deadline has passed. This username will provide the proxyholder with access to the meeting. See “Attending the Meeting Virtually” for additional information on how to login to the meeting and “Voting by Proxy” for additional information on appointing and registering a proxyholder with Computershare.

You can either mark your voting instructions on the proxy form and return it to Computershare using one of the methods outlined below or you can appoint another person (called a proxyholder) to attend the meeting online and vote your shares for you.

If you appoint a proxyholder other than the individuals designated by Nutrien on the proxy form and such proxyholder will be attending the meeting virtually, you must submit your proxy form appointing that proxyholder. You must register that proxyholder by visiting www.computershare.com/Nutrien by 1:30 p.m. (Central Standard Time) on May 4, 2026 or, if the meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the adjourned or postponed meeting, and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a username via email. Computershare will then provide the proxyholder with a username by email after the proxy voting deadline has passed. This username will provide the proxyholder with access to the meeting. See “Attending the Meeting Virtually” for additional information on how to login to the meeting and “Voting by Proxy” for additional information on appointing and registering a proxyholder with Computershare.

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	Non-registered (beneficial) shareholders	Registered shareholders

Returning the proxy form

The voting instruction form tells you how to return it to your intermediary.

Remember that your intermediary must receive your voting instructions in sufficient time to act on them, generally one day before the proxy deadline below.

Computershare must receive your voting instructions from your intermediary no later than the proxy deadline, which is 1:30 p.m. (Central Standard Time) on Monday, May 4, 2026 or, if the meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the adjourned or postponed meeting.

The Proxy form tells you how to submit your voting instructions.

Computershare must receive your proxy, including any amended proxy, no later than the proxy deadline which is 1:30 p.m. (Central Standard Time) on Monday, May 4, 2026 or, if the meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the adjourned or postponed meeting.

You may return your proxy in one of the following ways by:

•

Mail, the envelope provided;

•

Internet, www.investorvote.com

(follow the instructions online); or

•

Telephone, 1-866-732-VOTE (8683)

(in Canada and the U.S.) from a touch-tone phone and follow the voice instructions. If you vote by telephone, you cannot appoint anyone other than the appointees named on you proxy form as your proxyholder.

Changing your mind	If you have provided voting instructions to your intermediary and change your mind about how you want to vote, or you decide to attend the meeting virtually and vote online, contact your intermediary to find out what to do.

If you want to revoke your proxy, you must deliver a signed written notice specifying your instructions to one of the following:

•

our Corporate Secretary, by depositing an instrument in writing at our registered head office at the following address any time up to and including the last day (excluding Saturdays, Sundays and holidays) before the meeting:

   Nutrien Ltd.

   Suite 1700, 211-19th Street East,

   Saskatoon, SK, Canada, S7K 5R6

   Attention: Corporate Secretary

   Email: corporatesecretary@nutrien.com

•

the chair of the meeting, before the meeting starts or any adjourned or postponed meeting reconvenes.

The instrument in writing can be from you or your attorney. If he or she has your written authorization. If the common shares are owned by a corporation, partnership, trust or other legal entity the instrument in writing must be from its authorized officer, representative or attorney. You can also revoke your proxy in any other way permitted by law.

If you login to the meeting online using your control number and you accept the terms and conditions, you will be revoking any and all previously submitted proxies and will be provided the opportunity to vote online by ballot.

Questions or Assistance with Voting

Shareholders may contact Sodali & Co by telephone at 1-833-711-5527 (toll-free in North America) or 1-289-695-3075 for banks, brokers, and callers outside North America or by email at assistance@investor.sodali.com.

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PROXIES

Persons making the solicitation

This solicitation is made on behalf of management of the Corporation. In addition to soliciting proxies by this circular, directors, officers, employees and agents of the Corporation may solicit proxies personally, by telephone or by other means of communication. All costs of soliciting and preparing the notice and access notice, the notice of meeting, this circular and the proxy, as well as mailing the notice and access notice and the form of proxy or voting instruction forms will be paid by us. All applicable meeting related materials sent to beneficial holders will be indirectly forwarded to non-registered (beneficial) shareholders at the Corporation’s cost.

Voting by proxy

The persons named in the proxy are directors and/or executive officers of the Corporation. You have the right to appoint another person or company (who need not be a shareholder) to represent you at the meeting (third- party proxyholder). If you appoint a third-party proxyholder, please make them aware that they must attend the meeting online for your vote to count.

The following applies to shareholders who wish to appoint a third-party proxyholder, including non-registered shareholders who wish to appoint themselves as proxyholder, to attend, participate and vote at the meeting online.

Shareholders who wish to appoint a third-party proxyholder to represent them at the meeting virtually MUST submit their form of proxy or voting instruction form (as applicable), appointing that third-party proxyholder AND register that third-party proxyholder online, as described below. Registering your third-party proxyholder is an additional step to be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a username that will act as their online sign-in credentials and is required for them to vote at the meeting.

STEP 1 | SUBMIT YOUR FORM OF PROXY OR VOTING INSTRUCTION FORM

To appoint a third-party proxyholder, insert such person’s name in the blank space provided in the form of proxy or voting instruction form and follow the instructions for submitting such proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form.

STEP 2 | REGISTER YOUR PROXYHOLDER

To register a third-party proxyholder, shareholders must visit www.computershare.com/Nutrien by 1:30 p.m. (Central Standard Time) on May 4, 2026, or, if the meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the convened or reconvened meeting, as applicable, and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a username via email. Without a username, proxyholders will not be able to vote at the meeting and will only be able to participate as a guest virtually at the meeting online.

If you are a non-registered (beneficial) shareholder and wish to vote at the meeting virtually, you have to insert your own name in the space provided on the voting instruction form sent to you by your intermediary and follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder online, as described above. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary.

If you are a non-registered (beneficial) shareholder located in the United States and wish to vote at the meeting or, if permitted, appoint a third party as your proxyholder, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Computershare by email at uslegalproxy@compuershare.com or by mail to: Computershare Investor Services Inc., Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1. Submissions must be labeled “Legal Proxy” and received no later than the voting deadline of 1:30 p.m. (Central Standard Time) on May 4, 2026, or, if the meeting is adjourned or postponed, by not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the convened or reconvened meeting, as applicable. Requests for registration from non-registered shareholders located in the United States that wish to vote at the meeting virtually, or if permitted, appoint a third- party as their proxyholder MUST be made by visiting

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www.computershare.com/Nutrien by 1:30 p.m. (Central Standard Time) on May 4, 2026 or, if the meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the adjourned or postponed meeting, and provide Computershare the required proxyholder contact information so that Computershare may provide the proxyholder with a username via email no later than 1:30 p.m. (Central Standard Time) on May 4, 2026 so that Computershare may provide the holder of legal proxy a username via email that will act as their online sign-in credentials. Without a username the legal proxyholder will only be able to log in to the meeting virtually as a guest and will not be able to vote.

Depositing proxies

If you want to vote by proxy you must ensure that your proxy is deposited so that it arrives by 1:30 p.m. (Central Standard Time) on Monday, May 4, 2026 or, if the meeting is adjourned or postponed, by not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the convened or reconvened meeting. The time limit for the deposit of proxies may be waived or extended by the chair of the meeting at his or her discretion, without notice, and the chair of the meeting is under no obligation to accept or reject any particular late proxy.

The non-registered (beneficial) shareholders who do not object to their name being made known to the Corporation may be contacted by, Sodali & Co, our proxy solicitors to assist in conveniently voting their common shares directly by telephone. The Corporation may also utilize the Broadridge QuickVote™ service to assist such shareholders with voting their common shares.

Exercise of discretion by proxyholder

The persons named in the proxy must vote FOR or AGAINST, or WITHHOLD from voting, in accordance with your instructions on the proxy. If you specify a choice with respect to any matter to be voted upon, your common shares will be voted accordingly.

The persons named in the proxy have authority to vote in accordance with their discretion on any amendments or variations of the matters of business to be acted on at the meeting or any other matters properly brought before the meeting, to the extent permitted by law, whether or not the amendment, variation or other matter is routine and whether or not the amendment, variation or other matter is contested.

As of the date of this circular, the Corporation does not know of any such amendment, variation or other matter.

If you appoint the proxyholders named in the proxy, but do not tell them how you want to vote your common shares, your common shares will be voted:

•	FOR the election of each director nominee listed in this circular;

•	FOR re-appointment of KPMG LLP, chartered accountants, as auditor of the Corporation; and

•	FOR the non-binding advisory vote on our approach to executive compensation.

ABOUT | SHAREHOLDER ADVISORY AND PROXY SOLICITATION AGENT

The Corporation has engaged Sodali & Co as its shareholder communications and proxy solicitation advisor to assist with shareholder engagement, proxy solicitation activities, and related advisory services in connection with the matters described in this Circular, pursuant to the terms of its engagement with the Corporation. Shareholders may contact Sodali & Co by telephone at 1-833-711-5527 (toll-free in North America) or 1-289-695-3075 for banks, brokers, and callers outside North America or by email at assistance@investor.sodali.com.

OTHER INFORMATION

Additional information

Financial and other information about the Corporation is available under Nutrien’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar/ search. Certain information is also available on our website at www.nutrien.com. Financial information about the Corporation is provided in our audited consolidated annual financial statements and management’s discussion and analysis for the year ended December 31, 2025.

In addition, any shareholder who would like to receive a copy of this circular, our 2025 annual report or our 2025 Modern Slavery Report may do so free of charge by contacting our registered head office at the following address:

Nutrien Ltd.

Suite 1700, 211- 19th Street East

Saskatoon, SK, Canada, S7K 5R6

Attention: Corporate Secretary

Email: corporatesecretary@nutrien.com

Any documents referred to in this circular, and any information or documents available on SEDAR+, EDGAR or any other website including our own, are not incorporated by reference into this circular unless otherwise specified.

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VOTING INFORMATION – BUSINESS OF THE MEETING

Election of Directors

You will be asked to vote on electing 12 directors to the Board for a one-year term ending at the next annual meeting. We have one nominee, Carolyn Tastad, to be elected for the first time at this annual meeting. The other 11 nominees were elected at the Corporation’s 2024 annual meeting and current director Julie A. Lagacy is not standing for re-election. Shareholders can vote FOR or AGAINST each individual nominee.

If there is only one nominee for each position available on the Board, a nominee will be elected only if the numbers of votes cast in the nominee’s favour represents a majority of the votes cast FOR and AGAINST them, subject to certain exceptions described below. If there are more nominees than positions available on the Board, the nominees receiving the highest number of votes FOR will be elected until all such positions have been filled.

If a nominee that is an incumbent director does not receive a majority of votes in their favour and positions remain available on the Board, the nominee will be permitted to remain as a director until the earlier of the 90th day after the day of the election, and the day on which their successor is appointed or elected. In addition, elected directors may also reappoint such an incumbent director even if they do not receive majority support in the most recent election in certain instances specified in the Canada Business Corporations Act.

See “Our Board” for information about our nominees.

The Board unanimously recommends that shareholders vote FOR the election of each director nominee listed in this circular. Unless instructed otherwise, the persons named in the proxy will vote FOR the election of all of such directors.

Pursuant to the Canada Business Corporations Act and our constating documents, our directors may appoint one or more additional directors to hold office for a term not later than the next annual meeting of shareholders, provided that the total number of additional directors so appointed does not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

Financial Statements

Our 2025 audited consolidated financial statements and the auditor’s report on those financial statements will be placed before the meeting.

As permitted by Canadian securities regulatory authorities and pursuant to exemptions from the sending of financial statements and proxy solicitation requirements granted by the Director of Corporations Canada, we are using notice and access to deliver our meeting materials, including this circular and our 2025 audited consolidated annual financial statements and the auditor’s report thereto. Instead of receiving a paper copy of the 2025 audited consolidated financial statements in the mail, you will receive a notice with instructions indicating how you can access those documents electronically, as well as how to request a paper copy. The 2025 audited consolidated financial statements and the auditor’s report on those financial statements are available on our website at www.nutrien.com/investors/ shareholder-information/notice-and-access and under our profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar/search. Shareholders may request to receive paper copies at no charge by following the instructions on the notice and access notice.

Re-Appointment of Auditor

KPMG LLP has acted as Nutrien’s sole external auditor since the Corporation’s 2018 annual meeting of shareholders, prior to which time KPMG LLP and Deloitte LLP were dual auditors of the Corporation.

The Board unanimously recommends that shareholders vote FOR the re-appointment of KPMG LLP, Chartered Accountants, as our external auditor, to hold office until our next annual meeting. Unless instructed otherwise, the persons named in the proxy will vote FOR the re-appointment of KPMG LLP.

The re-appointment of KPMG LLP as our external auditor was approved by over 99 percent of votes cast (there were 362,416,429 votes “FOR” and 1,455,292 votes “WITHHELD”) at the Corporation’s 2025 annual meeting of shareholders.

Our Pre-Approval for Audit and Non-Audit Services Policy specifies the scope of permitted non-audit services provided by our external auditor so that their independence is not compromised by other services.

All audit and permitted non-audit services provided by our external auditor are pre-approved by the Audit Committee and reviewed on a quarterly basis to determine whether these services affect our external auditor’s independence. All services performed by our auditor in 2025 complied with the Pre-Approval Policy for Audit and Non-Audit Services, and professional standards and securities regulations governing auditor independence.

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The following table sets out the following fees for professional services billed by KPMG LLP:

Year	2025	2024(1)

Category

Audit Fees(2)	$10,809,000	$9,877,400

Audit-Related Fees(3)	$79,700	$73,700

Tax Fees(4)	$70,600	$44,500

All Other Fees(5)	$399,300	$226,400

Total	$11,358,600	$10,222,000

Notes:

1	The comparative amounts have been restated to reflect fees billed in the 2024 fiscal year.

2

For professional services rendered by KPMG LLP for the integrated audit of the Corporation’s annual financial statements; interim review of the Corporation’s interim financial statements; audits of statutory financial statements of controlled subsidiaries; attestation reporting in accordance with US environmental agency requirements and consent orders; attestation reports over various Nutrien subsidiaries for the purpose of compliance with local laws and regulations; and work in connection with the renewal of the Corporation’s base shelf prospectus in 2024 and the Corporation’s prospectus supplements relating to the offering of senior notes in 2025 and 2024.

3

For professional services rendered by KPMG LLP for translation of the Corporation’s annual and quarterly reports in 2024, and in connection with an audit of the financial statements of an employee benefit plan.

4

For professional services rendered by KPMG LLP for assistance with preparation and review of tax filings and related tax compliance, assistance in responding to tax authorities, including reassessments and tax audits, routine tax planning and advice.

5

For professional services rendered by KPMG LLP for the preparation of subsidiary statutory financial statements; an assessment of the Corporation’s cyber-security maturity level against a globally recognized framework and a readiness assessment for assurance over the Corporation’s report on cyber security key performance indicators; limited assurance over Nutrien Scope 1, Scope 2 and Scope 3 GHG emissions; and precondition readiness for Scope 1, Scope 2 and Scope 3 assurance; and general training on financial accounting and reporting or regulatory matters.

Advisory Vote on Executive Compensation

The Board governs executive compensation by means of carefully considered principles, programs and policies, and a rigorous compensation decision process.

The Board believes it is essential for shareholders to be well informed of the Corporation’s approach to executive compensation and strives to communicate our approach in a manner that is easily understood by shareholders. The Board also believes in shareholder engagement and offers shareholders a non-binding advisory vote on executive compensation as part of the Corporation’s outreach strategy. This is reinforced by our “Say on Pay” and Shareholder Engagement Policy.

Our approach to executive compensation was approved by over 91 percent of votes cast (there were 310,836,026 votes “FOR” and 28,683,944 votes “AGAINST”) at the Corporation’s 2025 annual meeting of shareholders.

Accordingly, as part of our commitment to strong corporate governance, the Board has again determined to provide shareholders with the opportunity to vote FOR or AGAINST our approach to executive compensation through the following resolution:

“RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept Nutrien’s approach to executive compensation as described in the Corporation’s management proxy circular for the annual meeting of shareholders of the Corporation scheduled to be held on May 6, 2026.”

While the results of the vote are not binding on the Board, the Board will take the results into account when considering compensation policies, practices and decisions. If there is a significant proportion of votes against the “Say on Pay” resolution, the Board will take steps to better understand any shareholder concerns that might have influenced the voting. We have carefully reviewed our compensation benchmarking practices and relevant disclosures to identify and execute our approach to executive compensation.

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The Board unanimously recommends that the shareholders vote FOR the approach to executive compensation described in this circular. Unless instructed otherwise, the persons named in the proxy will vote FOR the approach to executive compensation described in this circular.

See “Our Shareholders” for more information about our “Say on Pay” and Shareholder Engagement Policy.

Receiving meeting materials electronically

Non-registered shareholders are asked to consider signing up for electronic delivery (e-delivery) of the meeting materials. E-delivery has become a convenient way to make distribution of materials more efficient and is an environmentally responsible alternative by eliminating the use of printed paper and the carbon footprint of the associated mail delivery process. Signing up is quick and easy, go to www.proxyvote.com and sign in with your control number, vote for the resolutions at the meeting and following your vote confirmation, you will be able to select the electronic delivery box and provide an email address. Having registered for electronic delivery, going forward you will receive your meeting materials by email and will be able to vote on your device by simply following a link in the email sent by your financial intermediary, provided your intermediary supports this service.

Currency

All references to $, US$ or other dollar amounts are to U.S. dollars unless otherwise specified. All references to CAD$ are to Canadian dollars.

Date of information

The information contained in this circular is given as of March 18, 2026, unless otherwise specified.

Non-GAAP financial measures

Please see “Non-GAAP financial measures advisory” for more information about these measures and why they are used.

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GENERAL INFORMATION

Indebtedness of Directors, Officers and Employees

None of the current or former executive officers, directors or employees of the Corporation or any of our subsidiaries is indebted to the Corporation or any of our subsidiaries, including by way of a guarantee, support agreement, letter of credit or similar arrangement or understanding between us or any of our subsidiaries and another entity.

Interest of Informed Persons in Material Transactions

We are not aware of any material interest, direct or indirect, of any “informed person” of the Corporation (as such term is defined under Canadian securities laws), any proposed director of the Corporation, or any associate or affiliate of any informed person or proposed director, in any transaction since the start of our most recently completed financial year or in any proposed transaction which has or would materially affect us or any of our subsidiaries.

Advance Notice By-Law

Shareholders who wish to nominate a director to the Board must notify the Corporate Secretary and provide the information required by the Corporation’s by-law relating to advance notice of nominations of the directors of the Corporation (the Advance Notice By-Law), which is available on our website at www.nutrien.com/about/corporate-governance and under our corporate profile on SEDAR+ at www.sedarplus.ca.

The Advance Notice By-Law sets deadlines of a prescribed number of days before a shareholders’ meeting for a shareholder to notify us of their intention to nominate one or more directors, and it explains the information that must be included with the notice for it to be valid.

Any notices of director nominees must be received by our Corporate Secretary before 5:00 p.m. (Central Standard Time) on April 10, 2026 to be considered valid and for an individual to be included in our list of director nominees for the annual meeting. As of the date of this circular, Nutrien had not received any additional director nominations for the meeting.

Legal Advisories

IFRS advisory

Unless otherwise stated in this circular or Nutrien’s 2025 Management’s Discussion and Analysis (MD&A) or Annual Information Form, the generally accepted accounting principles (“GAAP”) we use in the historical financial information relating to Nutrien for 2025 and 2024 presented and discussed in this circular is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Non-GAAP financial measures advisory

Certain financial measures used in this circular, including “free cash flow”, “adjusted net debt”, “adjusted cash from operations ”, “Retail cash operating coverage ratio”, “cash selling, general and administrative expenses (Cash SG&A) (excluding Retail)”, and “Potash controllable cash cost of product manufactured (“COPM”) per tonne are non-GAAP financial measures or non-GAAP ratios.

Non-GAAP financial measures are financial measures disclosed by a company that (a) depict historical or expected future financial performance, financial position or cash flow of a company, (b) with respect to their compositions, exclude amounts that are included in, or include amounts that are excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the company, (c) are not disclosed in the financial statements of the company, and (d) are not a ratio, fraction, percentage or similar representation. Non-GAAP ratios are financial measures disclosed by a company that is in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one or more of its components, and that are not disclosed in the financial statements of the company.

These non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under IFRS and, therefore, are unlikely to be comparable to similar financial measures presented by other companies. Management believes these non-GAAP financial measures and non-GAAP ratios provide transparent and useful supplemental information to help investors evaluate our financial performance, financial condition and liquidity using the same measures as management. These non-GAAP financial measures and non-GAAP ratios should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The Board approves (on recommendation from the Audit Committee) our presentation of non-GAAP financial measures and non-GAAP ratios. The Audit Committee oversees our use of non-GAAP financial measures and non-GAAP ratios and reviews any adjustments proposed by management. The HR&C Committee may also be involved in the process to review any proposed adjustments to non-GAAP financial measures or non-GAAP ratios that are used

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in measuring performance and executive compensation. Except as otherwise described herein, our non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. As additional non-recurring or unusual items arise, we generally exclude these items in our calculation.

Additional information with respect to free cash flow, adjusted net debt, Retail cash operating coverage ratio, Potash controllable cash cost (“COPM”), including, among other things, disclosure of the additional purposes, if any, for which management uses each such non-GAAP financial measure and non-GAAP ratio, the reason for any change in the label or composition of each such non-GAAP financial measure and non-GAAP ratio from what was previously disclosed by Nutrien and a quantitative reconciliation of each non-GAAP financial measure to the most directly comparable IFRS measure, is contained under the heading “Non-GAAP financial measures” included in the 2025 MD&A, which information is incorporated by reference in this circular. The MD&A is available under our corporate profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar/search.

Other financial measures advisory

Supplementary financial measures are financial measures disclosed by the Corporation that: (a) are, or are intended to be, disclosed on a periodic basis to depict the historical or expected future financial performance, financial position or cash flow of the Corporation; (b) are not disclosed in the financial statements of the Corporation; (c) are not non-GAAP financial measures; and (d) are not non-GAAP ratios.

Sustaining capital expenditures: Represents capital expenditures that are required to sustain operations at existing levels and include major repairs and maintenance and plant turnarounds.

Investing capital expenditures: Represents capital expenditures related to significant expansions of current operations or to create cost savings (synergies). Investing capital expenditures excludes capital outlays for business acquisitions and equity-accounted investees.

Mine development and pre-stripping capital expenditures: Represents capital expenditures that are required for activities to open new areas underground and/or develop a mine or ore body to allow for future production mining and activities required to prepare and/or access the ore (i.e., removal of an overburden that allows access to the ore).

Capital management measures

Capital management measures are financial measures disclosed by the Company that: (a) are intended to enable an individual to evaluate the Company’s objectives, policies and processes for managing the Company’s capital; (b) are not a component of a line item disclosed in the primary financial statements of the Company; (c) are disclosed in the notes of the financial statements of the Company; and (d) are not disclosed in the primary financial statements of the Company.

The following section outlines our capital management measure, its composition and why management uses the measure.

Adjusted net debt: The most directly comparable measure for adjusted net debt is total short-term and long-term debt and lease liabilities less cash and cash equivalents and is defined as the total of short-term and long-term debt plus lease liabilities less cash and cash equivalents and unamortized fair value adjustments. This measure is useful as it adjusts for the unamortized fair value adjustments that arose at the time of the Merger and is non-cash in nature.

Additional information with respect to “adjusted net debt”, including, among other things, disclosure of the additional purposes, if any, for which management uses each such other financial measure, the reason for any change in the label or composition of each such other financial measure from what was previously disclosed by Nutrien and a quantitative reconciliation of each other financial measure to the most directly comparable IFRS measure, is contained under the heading “Other financial measures” included in the 2025 MD&A, which information is incorporated by reference in this circular. The MD&A is available under our corporate profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar/search.

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The following section outlines the additional non-GAAP financial measures and non-GAAP ratios used in this circular, their definitions, and why management uses each measure. It also includes reconciliations to the most directly comparable IFRS measures.

Adjusted cash from operations

Most directly comparable IFRS financial measure: Cash provided by (used in) operating activities.

Definition: Adjusted cash from operations is calculated as cash provided by operating activities. We adjust for other cash income and expenses (net of tax) that are excluded when management evaluates the cash flows of our day-to-day operations including restructuring costs.

Why we use the measure and why it is useful to investors: This measures our ability to generate cash from our operations excluding the effects of certain non-operating items. We used this as a performance metric for corporate performance for annual incentive.

(millions of US dollars)	Twelve Months Ended December 31, 2025

Cash provided by operating activities	4,007

Adjustments

Adjusted cash from operations	3,981

Cash selling, general and administrative expenses (“Cash SG&A”) (excluding retail)

Most directly comparable IFRS financial measure: Selling expenses and general and administrative expenses.

Definition: Cash SG&A (excluding Retail) is calculated as selling expenses plus general and administrative expenses less Retail selling, general and administrative expenses and selling, general and administrative depreciation and amortization related to our Potash, Nitrogen, Phosphate and Corporate and Others segments.

Why we use the measure and why it is useful to investors: This represents the overhead costs to support our operations excluding Retail and serves to focus executives on ensuring continued cost control to support the Corporation. We used this as a performance metric for corporate performance for annual incentive calculation purposes.

(millions of US dollars)	Twelve Months Ended December 31, 2025

Selling expenses	3,320

General and administrative expenses	600

Less:

Retail selling expenses	(3,306)

Retail general and administrative expenses	(172)

Depreciation and amortization(1)	(80)

Plus:

Other Inter-Segment Adjustments	236

Cash selling, general and administrative expenses (excluding Retail)	598

Notes:

1	Depreciation and amortization recorded within selling expenses and general and administrative expenses related to the Potash, Nitrogen, Phosphate and Corporate & Others segment.

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Forward-Looking Statements Advisory

Certain statements and other information included in this circular constitute “forward-looking information” or “forward-looking statements” (collectively, forward-looking statements) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this circular, other than those relating to historical information or current conditions, are forward- looking statements, including, but not limited to: the date of the meeting; our vision and strategy; our expectations respecting performance of our business; our plans and expectations respecting our Board and senior leadership structure; our plans and expectations respecting our corporate governance policies and practices, including those in respect of our safety strategy and inclusion initiatives; and our plans and expectations respecting our compensation- related plans and focus for 2026 and beyond.

These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although we believe that these assumptions are reasonable, having regard to our experience and our perception of historical trends, the assumptions set forth below are not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place undue reliance on these assumptions and such forward-looking statements. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty. Material assumptions include assumptions about the following: assumptions with respect to our ability to successfully complete, integrate and realize the anticipated benefits of our already completed and future acquisitions and divestitures, and that we will be able to implement our standards, controls, procedures and policies in respect of any acquired businesses and realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by us, including with respect to prices, margins, demand, supply, product availability, supplier agreements, availability and cost of labour and interest, exchange, inflation and effective tax rates; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2026 and in the future; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; our ability to maintain investment-grade ratings and achieve our performance targets; our ability to successfully negotiate sales contracts; our ability to successfully implement new initiatives and programs; our ability to otherwise implement all technology necessary to achieve our greenhouse gas emissions reduction and other sustainability and climate- related initiatives and targets; and the development, availability and performance of technology and technological innovations and associated expected future results.

Events or circumstances could cause actual results to differ materially from those in the forward-looking statements.

The key risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements include the risks and uncertainties set forth in our Annual Information Form for the year ended December 31, 2025 and in our filings with the SEC and the Canadian provincial securities commissions.

We disclaim any intention or obligation to update or revise any forward-looking statements in this circular as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable U.S. federal securities laws.

Directors’ Approval

The directors have approved the contents and mailing of this circular.

BY ORDER OF THE BOARD OF DIRECTORS

Noralee Bradley

Executive Vice President, External Affairs, Chief Legal Officer and Corporate Secretary

March 18, 2026

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SCHEDULE A – SUMMARY OF NUTRIEN LONG-TERM INCENTIVE PLANS

Nutrien stock option plan

This section presents prescribed disclosure concerning the Stock Option Plan as required under Form 51-102F5— Information Circular and TSX Company Manual Section 613—Security-Based Compensation Arrangements.

The Stock Option Plan was implemented by the Board on January 1, 2018 and approved by shareholders at the 2018 annual meeting. The Stock Option Plan is a share-based compensation arrangement providing for the issuance of common shares from treasury of the Corporation for the purposes of the rules of the TSX.

Description of Stock Option Plan

Eligibility

Granted at the discretion of the HR&C Committee, subject to the specific provisions of the Stock Option Plan, the Corporate Governance Framework and the Corporation’s HR&C Committee Charter.

An eligible participant is any current officer or employee of the Corporation or its affiliates who is eligible to receive stock options under the Stock Option Plan. Non-executive directors of the Corporation are not eligible to participate.

Number of Securities Issuable and Issued as at December 31, 2025

As at December 31, 2025, there were 481,962,233 outstanding common shares of Nutrien. As at December 31, 2025:

•

Plan Fixed Maximum – the plan fixed maximum under the Stock Option Plan is 19,750,000 common shares, representing 4.10% of the common shares outstanding;

•

Total Stock Options Exercised Since Stock Option Plan Inception – 5,394,820 common shares have been issued under the Stock Option Plan since its inception;

•

Number of Common Shares Underlying Outstanding Awards under the Stock Option Plan – 2,244,056 common shares are issuable on exercise of stock options that have been granted and remain outstanding under the Stock Option Plan, representing 0.47% of the common shares outstanding; and

•

Number of Common Shares Underlying Outstanding Awards under the Stock Option Plan Available for Future Grants – the total number of common shares that are reserved for issuance upon the exercise of stock options and that remain available for future stock option grants under the Stock Option Plan is 12,111,124 common shares, representing 2.51% of the common shares outstanding.

Common shares underlying stock options that are not exercised are available for future stock option grants. Common shares underlying stock options that are exercised are not available for future stock option grants and the plan reserve declines by the number of common shares underlying the stock options.

Burn Rates	For information about historical burn rates see page 59.

Insider Participation Limits

No stock options shall be granted to any participant if such grant, together with any other previously- established share-based compensation arrangement of the Corporation, could result in:

•

The number of common shares issuable to insiders at any time pursuant to stock options and any other share-based compensation arrangements exceeding 10% of the issued and outstanding common shares; or

•

The issuance to insiders, within a one-year period, of a number of common shares exceeding 10% of the issued and outstanding common shares.

Exercise Price and Fair Market Value

The exercise price of any stock option shall in no circumstances be lower than the fair market value of the common shares on the date on which the stock option is granted.

Fair market value is based on the volume-weighted average trading price of the common shares on the NYSE on the business day immediately preceding such date.

Vesting	Stock options generally vest 25% on the first, second, third and fourth anniversaries of the date of grant.

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Exercise Period and Term

Stock options are generally exercisable once they are vested until the end of their scheduled expiry date.

Stock options will generally have a scheduled expiry date of 10 years from the date of grant of the stock option. In no event will a stock option have a scheduled expiry date of later than 10 years from the date of the grant.

Settlement	Stock options may be settled by cash settlement or, if approved by the Corporation, by a broker-assisted “cashless exercise” or a “net exercise” arrangement.

Circumstances Involving Cessation of Entitlement to Participate in Stock Option Plan

Retirement

Stock options credited to the participant in the years before retirement continue to vest in accordance with their terms and must be exercised by the earlier of their scheduled expiry date and the end of the calendar month in which the fifth anniversary of the date of retirement occurs.

Stock options credited to the participant in the year of retirement, prorated to reflect the period between the start of the year of retirement and the month of retirement, continue to vest in accordance with their terms and must be exercised by the earlier of their scheduled expiry date and the end of the calendar month in which the fifth anniversary of the date of retirement occurs.

Resignation without Good Reason

Stock options credited to the participant that are unvested as of the termination date automatically terminate and are forfeited.

Stock options credited to the participant that are vested as of the termination date must be exercised by the earlier of their scheduled expiry date and the end of the third calendar month following the termination date.

Termination without Cause or Resignation for Good Reason—No Change in Control Involved	Stock options credited to the participant as of the termination date that are unvested continue to vest until the earlier of their expiry date and the severance date, and must be exercised by the end of the third calendar month following the severance date.

Change in Control

Stock options do not vest on a change in control unless:

•

The successor company fails to continue or substitute the stock options; or

•

The participant is terminated without cause or resigns for good reason within two years following the change in control.

Vested stock options must be exercised by their expiry date.

The HR&C Committee has the authority, in connection with a change in control, to accelerate vesting.

Termination with Cause	Stock options, vested or unvested, automatically terminate and are forfeited.

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Other Elements of Stock Option Plan

Assignability	Stock options are non-transferable and non-assignable except as follows: non-U.S. taxpayers may transfer a stock option to i) a spouse, ii) a trustee acting on behalf of the participant, iii) a corporation, partnership or trust controlled by the participant or by their immediate family, iv) a legal representative controlled by the participant or their spouse, or v) registered retirement vehicles of the participant.

Financial Assistance	The Corporation does not provide financial assistance to plan participants in connection with the Stock Option Plan.

Recoupment	Stock options may be subject to recoupment or clawback under the Supplemental Recoupment Policy.

Adjustments	The Stock Option Plan includes adjustment provisions.

Trading Blackout	Where a stock option expires during, or within 10 business days after a trading blackout period imposed by the Corporation, then the stock option shall expire 10 days after the blackout period is lifted.

Amending Provisions

Subject to the restrictions below, the HR&C Committee may amend, suspend, or discontinue the Stock Option Plan, and amend or discontinue any stock options granted under the Stock Option Plan, at any time, provided that no such amendment may materially and adversely affect any previously granted stock option without the consent of the participant, except to the extent required by applicable law.

Without limiting the foregoing, the HR&C Committee can amend the Stock Option Plan, and the terms of any stock option granted under the Stock Option Plan, without obtaining shareholder approval, to:

•

Amend the vesting provisions in circumstances involving the death, disability, retirement or termination of participants

•

Amend the provisions relating to a change in control;

•

Amend the termination provisions (other than with respect to matters requiring shareholder approval as described below);

•

Amend the eligibility requirements of eligible participants which would have the potential of broadening insider participation (other than to include non-executive directors as eligible participants that would require shareholder approval, as described below)

•

Add any form of financial assistance Amend a financial assistance provision which is more favorable to eligible participants

•

Make other amendments of a housekeeping nature.

Shareholder approval is required to amend the Stock Option Plan to:

•

Reduce the exercise price or cancel and reissue stock options or other entitlements so as to, in effect, reduce the exercise price

•

Change the manner of determining the exercise price so that the exercise price is less than the fair market value on the grant date

•

Extend the term of a stock option beyond its original expiry date (except as may be imposed by a trading blackout)

•

Increase the fixed maximum number of common shares reserved for issuance (including to change from a fixed maximum number of shares to a fixed maximum percentage of shares)

•

Revise the insider participation limits

•

Permit stock options to be transferred or assigned other than in accordance with the existing provisions

•

Include non-executive directors as eligible participants

•

Amend the amending provisions.

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Nutrien PSU/RSU plan

The PSU/RSU Plan was implemented by the Board, effective January 1, 2018 to provide for awards of PSUs and RSUs of Nutrien. The following provisions apply in the event that the participant ceases to be entitled to participate in the PSU/ RSU Plan.

Circumstances Involving Cessation of Entitlement to Participate – PSUs

Retirement

PSUs credited to the participant in the years before retirement continue to vest and are settled and paid in cash at the end of the applicable performance period(s), based on actual achievement of the applicable performance metric for each performance period.

PSUs credited to the participant in the year of retirement, prorated to reflect the period between the start of the year of retirement and the month of retirement, continue to vest and are settled and paid in cash at the end of the applicable performance period(s), based on actual achievement of the applicable performance metric for each performance period.

Termination without Cause or Resignation for Good Reason – No Change in Control Involved	PSUs credited to the participant on the termination date, prorated to reflect the period between the start of the applicable performance period(s) and the month of the severance date, continue to vest and are settled and paid in cash at the end of the applicable performance period(s), based on actual achievement of the applicable performance metric for each performance period.

Change in Control

PSUs do not vest on a change in control unless:

•

The successor company fails to continue or substitute the PSUs, in which case the participant is entitled to receive a cash payment equal to the fair market value of the vested PSUs held by the participant in their account as of the date of the change in control; or

•

The participant is terminated without cause or resigns for good reason within two years of the change in control, in which case the participant is entitled to receive a cash payment equal to the fair market value of the vested PSUs held by the participant in their account as of the termination date.

The date of the change in control or the termination date (as applicable) is the measurement date for purposes of calculating performance. In each case, vested PSUs are settled and paid in cash at the greater of target and actual achievement.

The HR&C Committee has the authority, in connection with a change in control, to accelerate vesting and settlement.

Circumstances Involving Cessation of Entitlement to Participate – RSUs

Retirement

RSUs credited to the participant in the years before retirement continue to vest and are settled and paid in cash at the end of the applicable restricted period(s).

RSUs credited to the participant in the year of retirement, prorated to reflect the period between the start of the year of retirement and the month of retirement, continue to vest and are settled and paid in cash at the end of the applicable restricted period(s).

Termination without Cause or Resignation for Good Reason—No Change in Control Involved	RSUs credited to the participant on the termination date, prorated to reflect the period between the start of the applicable restricted period(s) and the month of the severance date, continue to vest and are settled and paid in cash at the end of the applicable restricted period(s).

Change in Control

RSUs do not vest on a change in control unless:

•

The successor company fails to continue or substitute the RSUs, in which case the participant is entitled to receive a cash payment equal to the fair market value of the vested RSUs held by the participant in his or her account as of the date of the change in control; or

•

The participant is terminated without cause or resigns for good reason within two years of the change in control, in which case the participant is entitled to receive a cash payment equal to the fair market value of the vested RSUs held by the participant in his or her account as of the termination date.

The HR&C Committee has the authority, in connection with a change in control, to accelerate vesting and settlement.

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SCHEDULE B – SUMMARY OF AGRIUM LEGACY LONG-TERM INCENTIVE PLANS

Effective as of the closing of the merger, the Corporation assumed the Legacy Long-Term Incentive Plans of Agrium and the outstanding awards issued under the Legacy Long-Term Incentive Plans. The following information relates to the Agrium Legacy Long-Term Incentive Plans.

Agrium Legacy Stock Option / TSAR Plan

This section presents prescribed disclosure concerning Agrium’s Amended and Restated Stock Option / Tandem Stock Appreciation Rights (TSAR) Plan (the Agrium Legacy Stock Option Plan) as required under Form 51-102F5 — Information Circular and TSX Company Manual Section 613 — Security-Based Compensation Arrangements. The Agrium Legacy Stock Option Plan is Agrium’s only share-based compensation arrangement for purposes of the rules of the TSX.

No further awards may be issued under the Agrium Legacy Stock Option Plan. Legacy awards will continue to vest and be exercised or settled until all stock options are exercised, expire or are terminated in accordance with their terms (the last expiry date is in 2027), following which the Agrium Legacy Stock Option Plan will be terminated.

The following information is given as of December 31, 2025. Outstanding awards denominated in Agrium common shares have been converted to Nutrien common shares (with corresponding adjustments to the exercise prices) using an exchange ratio of 2.23 Nutrien common shares for every one Agrium common share.

Description of Agrium Legacy Stock Option Plan

Eligibility

Granted at the discretion of the Board.

Eligible participants include:

•

For stock options granted on or before December 31, 2014, any officer or employee;

•

For stock options granted on and after January 1, 2015, executive officers; and

•

For stock options granted on and after January 1, 2016, executive officers or certain other members of senior leadership.

Non-executive directors are not eligible. No stock options are held by non-executive directors.

Number of Securities Issuable and Issued as at December 31, 2025

As at December 31, 2025, there were 481,962,233 outstanding common shares of Nutrien. As at December 31, 2025:

•

Plan Fixed Maximum – the total fixed maximum number of common shares issuable under the Agrium Legacy Stock Option Plan, including common shares that have been issued upon the exercise of stock options since inception of the Agrium Legacy Stock Option Plan, when combined with any other security-based compensation arrangement of the corporation, is 41,590,894 common shares, representing 8.63% of the common shares outstanding;

•

Total Stock Options Exercised Since Plan Inception – a total of 29,323,575 stock options have been exercised under the Agrium Legacy Stock Option Plan since its inception in 1994, representing 6.08% of the common shares outstanding;

•

Number of Common Shares Underlying Outstanding Stock Options – the total number of common shares issuable on the exercise of actual stock options that have been granted and remain outstanding under the Agrium Legacy Stock Option Plan is 96,900 common shares, representing in the aggregate 0.02% of the common shares outstanding; and

•

Number of Common Shares Available for Future Grants – the total number of common shares that remain available for future stock option grants is nil.

Common shares underlying stock options that are not exercised or that are terminated on the exercise of TSARs are not available for future stock option grants.

In 2025, no stock options were granted.

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Insider Participation Limits

The maximum number of common shares in respect of which stock options have been granted to any one optionee pursuant to any security-based compensation arrangement of the corporation and which remain outstanding shall not exceed 5% of the outstanding common shares as at the date of the grant of the stock option.

The maximum number of common shares which are issuable to insiders at any time pursuant to any security-based compensation arrangement of the corporation shall not exceed 10% of the common shares as at the date of the grant of the stock option.

The maximum number of common shares which may be issued to insiders within a one-year period pursuant to any security-based compensation arrangement of the corporation shall not exceed 10% of the outstanding common shares as at the date of the grant of the stock option.

The maximum number of common shares which may be issued to any one insider within a one-year period pursuant to any security-based compensation arrangement of the corporation shall not exceed 5% of the outstanding common shares as at the date of the grant of the stock option.

Exercise Price

The Board can determine the exercise price. Where not determined, the exercise price will be the closing price on the NYSE in U.S. dollars on the last day preceding the date of grant.

In no circumstance may the exercise price be lower than the market price of the common shares on the date of the grant of the stock options.

Vesting	Unless otherwise determined by the Board at the time of grant, stock options vest 25% on the first, second, third and fourth anniversaries of the date of grant.

Exercise Period and Term

Stock options are generally exercisable once they are vested until the end of their scheduled expiry date.

Stock options will generally have a scheduled expiry date of 10 years from the date of grant of the stock option.

In no event will a stock option have a scheduled expiry date of later than 10 years from the date of the grant.

Calculating Market Appreciation of TSARs

Stock options granted on or before December 31, 2014 may be granted with TSARs. The ability to grant TSARs with stock options was eliminated, effective January 1, 2015.

Where TSARs are exercised by the optionee, a cash amount (less withholdings) is payable to the optionee equal to the appreciation in value of the underlying common shares between the day of grant and the day of exercise. The amount payable on exercise of a TSAR is different for non-U.S. and U.S. taxpayers. For non-U.S. taxpayers, the amount payable is the highest price on the day of exercise. For U.S. taxpayers, the amount payable is the closing price on the day of exercise. On exercise of a TSAR, the related option is cancelled.

Ability to Transform Stock Options to SARs	Stock options may not be transformed by the corporation into TSARs involving the issuance of securities from treasury.

Circumstances Involving Cessation of Entitlement to Participate - for Stock Options Granted on or Before December 31, 2012

Mandatory Retirement Before Age 65	Stock options continue to vest in accordance with their terms and must be exercised by the earlier of the expiry date and four years following the date of mandatory retirement.

Retirement Age 60 or Older	Stock options continue to vest in accordance with their terms and must be exercised by their expiry date.

Retirement Age 55 to 59 (with 20 years’ service)	Stock options continue to vest in accordance with their terms and must be exercised by the earlier of the expiry date and four years following the date of retirement.

Retirement Age 55 to 59 (without 20 years’ service)	Stock options continue to vest for 60 days post-retirement in accordance with their terms and must be exercised by the earlier of the expiry date and four years following the date of retirement.

Resignation without Good Reason	Stock options continue to vest for 60 days following the date of resignation in accordance with their terms and must be exercised by the earlier of the expiry date and 60 days following the date of resignation.

Termination without Cause (Including Constructive Dismissal) - Not Involving a Change in Control	Stock options vest on the date of termination in accordance with their terms and must be exercised by the earlier of the expiry date and one-year following the severance date.

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Change in Control	Stock options vest at the time of the change in control and must be exercised by the earlier of the expiry date and any expiry date set by a resolution of the board. However, all stock options granted on or before December 31, 2012 had already vested prior to the merger.

Termination with Cause or any Other Termination, other than upon a Change in Control	Unvested stock options continue to vest for 60 days following termination in accordance with their terms and must be exercised by the earlier of the expiry date and 60 days following the date of termination.

Circumstances Involving Cessation of Entitlement to Participate—for Stock Options Granted on or After January 1, 2013

Retirement Age 60 or Older	Stock options continue to vest in accordance with their terms and must be exercised by their expiry date.

Retirement Age 55 to 59	Unvested stock options as of the date of retirement are forfeited. Vested options must be exercised by the earlier of the expiry date and five years following the date of retirement.

Resignation without Good Reason	Unvested stock options as of the date of retirement are forfeited. Vested stock options must be exercised by the earlier of the expiry date and 90 days following the date of resignation.

Termination without Cause (Including Constructive Dismissal) - Not Involving a Change in Control	Unvested stock options continue to vest until the severance date. Vested stock options must be exercised by the earlier of the expiry date and 90 days following the severance date.

Change in Control

Stock options do not vest on change in control unless:

•

The successor company fails to continue or substitute the stock options; or

•

The stock options are continued or substituted and the optionee is terminated without cause or resigns for good reason within two years following the change in control.

Vested stock options must be exercised by their expiry date.

Termination with Cause	All vested and unvested stock options as of the date of termination are forfeited.

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Other Elements of Agrium Legacy Stock Option Plan

Assignability	Stock options are non-transferable and non-assignable except as follows: non-U.S. taxpayers may transfer a stock option to i) a spouse, ii) a trustee acting on behalf of the optionee, iii) a corporation, partnership or trust controlled by the optionee or by the optionee’s immediate family, iv) a legal representative controlled by the optionee or optionee’s spouse, or v) registered retirement vehicles of the optionee.

Amending Procedure

Subject to the restrictions below, the Board may amend, suspend, or discontinue the Plan, and amend or discontinue any Options granted under the Plan, at any time, provided that no such amendment may alter or impair any previously granted Option without the consent of the holder. Without limiting the foregoing, the Board can amend the Plan, and the terms of any stock option granted under the Plan, without obtaining shareholder approval, to:

•

Amend the vesting provisions in circumstances involving the retirement, termination, death, or disability of optionees;

•

Amend the provisions relating to a change in control;

•

Amend the termination provisions (other than to extend the expiry date of the term (except as may be imposed by a trading blackout) in circumstances that would require shareholder approval, as described below);

•

Amend the eligibility requirements of eligible participants which would have the potential of broadening insider participation (other than to include non-executive directors as eligible participants that would require shareholder approval, as described below);

•

Add any form of financial assistance;

•

Amend a financial assistance provision which is more favourable to eligible participants;

•

Add a cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying common shares from the reserved common shares;

•

Add a deferred or restricted share unit or any other provision which results in eligible participants receiving securities while no cash consideration is received by the corporation; or

•

Make other amendments of a housekeeping nature.

Shareholder approval is required to amend the Agrium Legacy Stock Option Plan to:

•

Increase the share reserve (including to change from a fixed maximum number of shares to a fixed maximum percentage of shares);

•

Change the manner of determining the exercise price so that it is below the market price at grant;

•

Include non-executive directors as eligible participants;

•

Amend the assignment and transfer provisions; or

•

Amend the amending provisions.

Shareholder approval is required to amend stock options granted under the Agrium Legacy Stock Option Plan to:

•

Reduce the exercise price or cancel and reissue stock options so as to, in effect, reduce the exercise price;

•

Extend the expiry date of the term (except as may be imposed by a trading blackout); and

•

Permit stock options to be transferred or assigned other than in accordance with the existing provisions.

Financial Assistance	The Corporation does not provide financial assistance to participants in relation to stock options.

Recoupment	Stock options may be subject to recoupment or clawback by the Corporation.

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Agrium Legacy Stock Appreciation Rights (SAR) Plan

This section describes certain provisions of Agrium’s Amended and Restated Stock Appreciation Rights (SAR) Plan (the Agrium Legacy SAR Plan), pursuant to which senior executives and senior leaders outside of Canada received stand-alone SARs (instead of stock options) which gave the holder the right to receive, on exercise of the SAR, a cash amount (less withholdings) equal to the appreciation in value of the underlying common shares between the day of grant and the day of exercise.

No further awards may be issued under the Agrium Legacy SAR Plan. Legacy awards will continue to vest and be exercised or settled until all SARs are exercised, expire or are terminated in accordance with their terms (the last expiry date is in 2027), following which the Agrium Legacy SAR Plan will be terminated.

Description of Agrium Legacy SAR Plan

Eligibility	Granted at the discretion of the Board. Eligible participants are officers and employees.

Exercise Price

The Board can determine the exercise price. Where not determined, the exercise price will be the closing price on the NYSE in U.S. dollars on the last day preceding the date of grant.

In no circumstance may the exercise price be lower than the market price of the common shares on the date of the grant of the SAR.

Vesting	Unless otherwise determined by the Board at the time of grant, SARs vest 25% on the first, second, third and fourth anniversaries of the date of grant.

Term	Unless otherwise determined by the Board at the time of grant, SARs expire 10 years from the date the SARs are granted.

Circumstances Involving Cessation of Entitlement to Participate	Vesting and expiry provisions in the Agrium Legacy SAR Plan applicable for SAR holders who leave the corporation are materially the same as those that apply under the Agrium Legacy Stock Option Plan described above.

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SCHEDULE C – SUMMARY OF POTASHCORP LEGACY LONG-TERM INCENTIVE PLANS

Effective as of the closing of the merger, the Corporation assumed the legacy Incentive Compensation Plans of PotashCorp and the outstanding awards issued under the Legacy Long-Term Incentive Plans. The following information relates to the Legacy Long-Term Incentive Plans of PotashCorp.

PotashCorp Legacy 2016 Long-Term Incentive Plan

This section presents prescribed disclosure concerning PotashCorp’s 2016 Long-Term Incentive Plan (the PotashCorp Legacy 2016 LTIP) as required under Form 51-102F5—Information Circular and TSX Company Manual Section 613—Security-Based Compensation Arrangements. The PotashCorp Legacy 2016 LTIP is a share-based compensation arrangement for the purpose of the rules of the Toronto Stock Exchange.

No further awards may be issued under the PotashCorp Legacy 2016 LTIP. Legacy awards will continue to vest and be exercised or settled until all stock options are exercised, expire or are terminated in accordance with their terms (the last expiry date is in 2027), and all PSUs are settled, expire or are terminated in accordance with their terms (the last performance cycle ended December 31, 2019), following which the PotashCorp Legacy 2016 LTIP will be terminated.

The following information is given as of December 31, 2025. Outstanding awards denominated in PotashCorp common shares have been converted to Nutrien common shares (with corresponding adjustments to the exercise prices) using an exchange ratio of 0.4 Nutrien common shares for every one PotashCorp common share.

Description of Potashcorp Legacy 2016 LTIP

Eligibility

Officers and employees are eligible to participate in the PotashCorp Legacy 2016 LTIP if selected by the PotashCorp HR&C Committee.

Non-executive directors, non-employee contractors and third-party vendors are not eligible to participate in the PotashCorp Legacy 2016 LTIP.

Types of Awards

The 2016 LTIP provides for awards of stock options and PSUs.

Stock Options:

•

Form of Payment: Stock options to purchase treasury common shares at the exercise price (which shall not be less than the Fair Market Value) determined at the date of grant

•

Exercise Period / Performance Period: Stock options generally vest in full on the third anniversary of the grant date.

PSUs:

•

Form of Payment: PSUs are settled in treasury common shares, cash or a combination of both

•

Exercise Period / Performance Period: Determined by the PotashCorp HR&C Committee.

Number of Securities Issuable and Issued as at December 31, 2025

As at December 31, 2025, there were 481,962,233 outstanding common shares of Nutrien As at December 31, 2025:

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Plan Fixed Maximum – the total fixed maximum number of common shares issuable under the PotashCorp Legacy 2016 LTIP, including common shares that have been issued upon the exercise of stock options and settlement of PSUs since inception of the PotashCorp Legacy 2016 LTIP, is 8,400,000 common shares, representing 1.74% of the common shares outstanding;

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Total Stock Options Exercised and PSUs Settled Since Plan Inception – 1,543,672 stock options have been exercised and 59,137 PSUs have been settled (of which none were settled in cash and 59,137 were settled in common shares) under the PotashCorp Legacy 2016 LTIP since its inception in 2016, representing 0.33% of the common shares outstanding;

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Number of Common Shares Underlying Outstanding Stock Options – the total number of common shares issuable on the exercise of actual stock options that have been granted and remain outstanding under the PotashCorp Legacy 2016 LTIP is 104,721 common shares, representing 0.02% of the common shares outstanding; and

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Number of Common Shares Available for Future Grants – the total number of common shares that remain available for future stock option and PSU grants is nil.

Common shares underlying stock options that are not exercised are not available for future stock option grants.

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In 2025, no stock options were granted.

Insider Participation Limits

No awards will be granted to insiders if such awards, together with any other security-based compensation arrangements of the Corporation, could result in:

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The number of common shares issuable to insiders at any time under the security-based compensation arrangements of the Corporation exceeding 10% of the issued and outstanding common shares; or

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The issuance to insiders under the security-based compensation arrangements of the Corporation, within any one-year period, of a number of common shares exceeding 10% of the issued and outstanding common shares.

Subject to an adjustment provision, no participant will be granted stock options, in the aggregate, for more than 300,000 common shares during any calendar year.

Fair Market Value	Fair market value is generally the closing price of a common share on the TSX or the NYSE (for participants resident in the U.S. or others designated by the PotashCorp HR&C Committee) on the trading day immediately prior to the date on which fair market value is determined.

Exercise Price

The PotashCorp HR&C Committee can determine the exercise price of the stock options.

In no circumstance may the exercise price be lower than the fair market value of the common shares on the date of the grant of the stock options.

Vesting	Stock options generally vest in full on the third anniversary of the grant date.

Exercise Period, Term and Manner of Exercise

Stock options are generally exercisable once they are vested until the end of their scheduled expiry date. Stock options will generally have a scheduled expiry date of 10 years from the date of grant of the stock option. In no event will a stock option have a scheduled expiry date of later than 10 years from the date of the grant.

Stock options may be exercised:

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By cash settlement;

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If permitted by the Corporation, by a broker-assisted “cashless exercise” arrangement; or

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If permitted by the Corporation, by a “net exercise” arrangement.

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Circumstances Involving Cessation of Entitlement to Participate Stock Options

Retirement

Unvested stock options as of the date of retirement continue to vest to the end of the 36th month following the calendar month of the date of retirement.

Vested stock options, including those that vest post-retirement, must be exercised by the earlier of their scheduled expiry date and the end of the 36th calendar month following the calendar month of the date of retirement.

Termination without Cause - Not Involving a Change in Control	Vested stock options as of the date of termination must be exercised by the earlier of the expiry date and the end of the third calendar month following the calendar month of the date of termination.

Change in Control

Stock options do not vest on change in control unless:

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The successor company fails to continue or substitute the stock options; or

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The stock options are continued or substituted and the optionee is terminated without cause or resigns for good reason within two years following the change in control.

Vested stock options must be exercised during the period ending at the end of the third calendar month following the calendar month of the event.

Termination with Cause	Vested stock options as of the date of termination are exercisable until the earlier of their scheduled expiry date and the end of the calendar month following the calendar month of the date of termination.

Description of PSUs Under Potashcorp Legacy 2016 LTIP

Performance Metrics and Performance Period	The PotashCorp HR&C Committee determines the performance metrics and the performance period that apply to each grant of PSUs, and the formula for determining the number of PSUs that will be earned if performance is at or above the minimum or threshold level of performance or is at or above the target levels of performance, but falls short of maximum achievement.

Vesting	PSUs generally vest at the completion of the performance period. Following each performance period, the performance criteria will be measured and the formula will be applied to calculate the number of PSUs that vest (if any).

Settlement	At the end of the performance period, each vested PSU shall be paid in cash, in common shares, or a combination of both.

Circumstances Involving Cessation of Entitlement to Participate - PSUs

Retirement	PSUs held by the participant continue to vest pro-rata and are settled and paid at the end of the applicable performance periods(s), based on actual achievement of the applicable performance metric for each performance period.

Termination without Cause—Not Involving a Change in Control	PSUs held by the participant continue to vest pro-rata and are settled and paid at the end of the applicable performance periods(s), based on actual achievement of the applicable performance metric for each performance period.

Change in Control

PSUs do not vest on a change in control unless:

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The surviving or successor company fails to continue or assume the PSUs, or replace the PSUs with an equivalent award; or

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The PSUs are continued, assumed or replaced and the PSU holder is terminated without cause or resigns for good reason within two years of the change in control.

The date of the change in control or the date of termination (as applicable) is the early measurement date for purposes of calculating performance.

In each, case vested PSUs are settled and paid in cash at the greater of target and actual achievement.

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Other Elements of Potashcorp Legacy 2016 LTIP

Assignability	PSUs are not assignable except as may be provided in a participant’s award agreement or, at the election of the PotashCorp HR&C Committee, awards may be assigned to a permitted assignee.

Amending Procedure

Subject to the restrictions below and compliance with the rules of the TSX and NYSE, the Board may amend, suspend, or terminate the PotashCorp Legacy 2016 LTIP or the terms of any previously granted award without obtaining approval of the shareholders of the Corporation. Without limiting the foregoing, the Board can amend the PotashCorp Legacy 2016 LTIP without obtaining shareholder approval to make:

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“Housekeeping” amendments;

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Amendments to the vesting provisions; and

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Amendments necessary to comply with law, stock exchange rules or any other regulatory body.

Shareholder approval is required to amend the PotashCorp Legacy 2016 LTIP or an award agreement to:

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Increase the maximum number of common shares that may be issued;

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Reduce the exercise price of an outstanding stock option (including by cancelling stock options in exchange for cash, PSUs, or stock options with a lower exercise price);

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Extend the term of any stock option beyond 10 years (except in the event of a black-out period) or the date a stock option would otherwise expire;

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Amend the PotashCorp Legacy 2016 LTIP to allow a stock option to have a term of greater than 10 years (except in the event of a blackout period);

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Increase or delete the percentage limits on common shares issued or issuable to insiders;

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Increase or delete the limits on common shares that may be issuable in any one calendar year to a participant;

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Expand the assignment provisions;

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Permit non-executive directors to participate in the PotashCorp Legacy 2016 LTIP or otherwise add to the categories of participants who may participate in the PotashCorp Legacy 2016 LTIP; and

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Amend the provisions with respect to permissible amendments.

No amendment or termination of the PotashCorp Legacy 2016 LTIP or any award agreement will be made if it would adversely affect the existing rights of a participant under the PotashCorp Legacy 2016 LTIP or any award agreement without the participant’s written consent, unless the Corporation chooses to acquire such rights at fair market value as described in the PotashCorp Legacy 2016 LTIP.

Financial Assistance	The Corporation does not provide financial assistance to participants in relation to stock options or PSUs.

Recoupment	Awards may be subject to recoupment or clawback by the Corporation.

Adjustments	The PotashCorp Legacy 2016 LTIP includes adjustment provisions.

Trading Blackout	Where a stock option expires during, or within 10 trading days after a trading blackout period, the expiration date of the stock option will be automatically extended to the tenth trading day after the end of the blackout period.

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SCHEDULE D – BOARD ORIENTATION AND CONTINUING EDUCATION

One or more directors attended the following Board orientation or education meetings:

Event/Topic	Presented/Hosted By	Attended By

January 2025

Inside the Top Risks of 2025	World 50 / Ian Bremmer	Consuelo Madere

Harvard University Executive Education Agribusiness Seminar Governance Week: Global Agribusiness Governance Trends and Issues	Various	Maura Clark

Accounting and Finance Emerging Trends	CPA Canada	Miranda Hubbs

February 2025

Demystifying Quantum Computing, Its Potential and Threats	Global Risk Institute	Miranda Hubbs

March 2025

The State of Sustainability	Stanford University / Egon Zehnder	Consuelo Madere

Chief Sustainability Officer Roundtable	Stanford University / Egon Zehnder	Consuelo Madere

April 2025

Cyberscholar Program	NYU Law – Nasdaq	Miranda Hubbs

May 2025

AI Innovation	Edwards School of Business, University of Saskatchewan	Keith Martel

June 2025

RIA Conference – Harnessing the Value of Responsible Investment	Responsible Investment Association	Miranda Hubbs

JP Morgan Board Summit	JP Morgan	Miranda Hubbs

AI and Cyber Security	TD Bank	Keith Martell

Strengthening Governance in an Evolving Risk Landscape	Global Risk Institute	Keith Martell

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Event/Topic	Presented/Hosted By	Attended By

August 2025

A Director’s Guide to AI: Strategy, Governance, & Value Creation	NACD	Raj Kushwaha

Geopolitical Update	Eurasia Group / Ian Bremmer	Christopher Burley Maura Clark Russell Girling Michael Hennigan Miranda Hubbs Raj Kushwaha Julie Lagacy Consuelo Madere Keith Martell Aaron Regent Ken Seitz Nelson Silva

September 2025

Southeast Asia Visit – Meetings with Canpotex and Canpotex Customers, Including Visits to Facilities	Canpotex	Christopher Burley Maura Clark Russell Girling Raj Kushwaha Consuelo Madere Keith Martell Aaron Regent Ken Seitz Nelson Silva

October 2025

Banking Strategic Insights	Ernst & Young	Keith Martell

NACD Directors Summit 2025	NACD	Raj Kushwaha

November 2025

The Future of Agricultural Reporting: Supply Chains and Sustainability	Eurasia Group	Miranda Hubbs

December 2025

Who Really Leads in the Race for AI Dominance?	Eurasia Group	Miranda Hubbs

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